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[Music]
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[Music] yes
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[Music]
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oh
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[Music] our
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[Music]
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[Music]
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know that everything i did i did so that our people would be free what's the
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matter rudolph the kaiser is like family but raised us brothers to go against you wilhelm is not your family your skin
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will always be the color of the rich cameroonian soil and they will always walk over it as if
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they own it your family would rule under german protection so why did you turn against us your father's new ideas of
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independence are cancer i fear have infected you too
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[Music] they're inside the palace
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franklin last week so much right
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hello everybody and welcome to the first ever live stream for our upcoming tv series the german king my name is
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adetokumokomak and i'm the actor and creator of the series and i'm joined by
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my name is glenton richards and i am the writer and executive producer of the series
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we are so thrilled to have you joined us today this is very very exciting and the
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german king is a story about king rudolf dweller manga bell and his epic journey to save the cameroonian people from
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german colonial rule and we've got a really big lineup today we've got a few people joining us we've
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got jordan harmon who is the president of angel studios and he'll be joining us
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a little bit later um and yeah we'll be doing this live stream for the next hour
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and if you can uh we'd love you to express your support express your interest rather for this
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show uh so if you can just go to angelina.com forward slash german k
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german king and it's right at the bottom of your screen so angel.com german king we're just looking for people to express
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interest right now it's been amazing we've had a couple hundred people already expressed interest so thank you
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so much to everybody who's gone online and who supported us and uh feel free over the next hour and beyond to keep
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expressing interest uh but once again just go to angel.com german king yeah and we'd love to get
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maybe at least uh 20 people too that'll be awesome at least 20 people express interest that'll be amazing and
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and maybe i don't know we'll sing or or share a story
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a personal story yes if if we get 20 people or more to express interest over the course of this livestream i will
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share a story share like an embarrassing embarrassing story oh my gosh i'm embarrassed
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yes express some interest and and we can have end this program with a really funny story i'm sure everybody's
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got plenty of information so tune in that'll happen at the end of the show so yeah 20 20 people okay
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exactly exactly so yeah we're i'm really excited to talk about this project because uh
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this is something that audi had had spoken to me about uh a while ago and it's just a really interesting story
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you know it's it's a story that's takes place largely in africa and uh i
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think it is something that is going to be just a really great tv series because
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i think so and also because so many people don't really know about african heroes and and they think what the first
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person that comes to mind i think is nelson mandela and someone just said excited to learn more yes jared we're excited to uh let you know a lot more
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about the show once again you can express interest by going to angel.com forward slash the german king but it's
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funny like a lot of people whenever you ask them who's your favorite hero like nelson mandela and then who else like
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black panther i'm like that one's not real you know so we don't have a ton of notable african
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heroes we don't so travis just uh invest travis just
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expressed a thousand dollars you have interest that's amazing so thank you so much travis thank you for your time he
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says i can't wait for this show add inventor very proud of you thank you so much john hardin appreciate you and
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bruce l just expressed fifty dollars worth of interest that's amazing yeah thank you very much oh yeah yeah um but
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yeah you were talking about how like like nelson mandela is really like the most uh notable african hero yes yes
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and and and uh what kind of whatever yeah good old black people
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so we're gonna be showing you a real life story that took place over a hundred years ago yeah and rudolph is a
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forgotten hero and an incredible human being and what he did which we'll talk about a little later on in the
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livestream but he did incredible incredible things so sure i was i was talking with audi
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earlier i was just saying how this story is um it's so epic and it's so and it's
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a true story which is which is amazing it's it's uh in some ways it's got a little bit of the crown it's got a
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little bit of game of thrones minus you know the nudity
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family friendly yeah but it's uh yeah it's like you know the crown meets game of thrones with a little bit of
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experience kind of thrown in for for uh for good measure so for sure for sure
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but um yeah glendon so tell me about first of all let me just brag about granted for a quick second when i first
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decided that i wanted to do this series i thought who who can i get involved i
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mean it's it's epic it involves so many different people and characters and worlds and i was like okay what show
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do i love that is just a master at world building and that show is drumroll the
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expanse so granted richards was a writer my favorite shows the expats yes well
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thank you so much for that it was uh it was so great working on that show and uh yeah and and this and
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so when you told me about this story like like i said it has so many similarities to shows like the expanse
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it's you have uh obviously like it's censored in africa but you've got the germans you've got
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germany you've got england it's it's so many intricate um parties and alliances
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and all that stuff and so it's gonna make be a really really fun project i think so i think so and there's so many
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different yeah i mean there's so many different worlds and so many different the thing about the german king is i think a lot of people think they know
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about african history right but or even world history but what we're giving is
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just a story that is so multifaceted so such a kaleidoscope of different stories
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different heroes um unsung heroes people that we didn't know uh that we weren't taught about in history so in fact

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that's part of the reason why i responded to this show i was i fell in love with it because i mean as an actor
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i grew up in kenya and and in some ways i i identified with rudolph dweller manga
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bell because of the fact that i was born in sierra leone i was born i was raised in kenya
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in colonial rule yeah but based i went to a private english school but you know kenya was a former english colony and
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the history that we learned was was very well as they always say history's total is taught but was told
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by the winners right yeah and so i didn't know much about african history and it took me coming to america doing
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my own research to realize that wait a minute there is so much more about you know our history and where we came from
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we have a rich rich culture thank you so much someone from alabama just uh expressed interest a thousand dollars
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thank you so much thank you appreciate that and yeah there's a kid i didn't have heroes that i could look up to i
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hey i you know i would watch things like batman and i'd watch things like you
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know superman and you know and i'll be like
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it's also um a gif of uh audience dance moves that's right if you want to see me now right
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thank you so much i appreciate it thank you so much yeah but it was just so amazing to see that there's more to our history and the you know i would i'd
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also see people like william wallace and braveheart and and one of my i would ride around on my imaginary horse and be
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like you know they'll never take off freedom my dad must be like what are you doing
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but i thought it was just so important as i got older to see myself represented in a way that i had never ever seen and
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and a lot of my myself a lot of my peers would play doctors actually would play gangsters

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and slaves and i realized there's so much more to us as africans and african actors and africans in diaspora than
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just one narrative we are not just slaves we don't come from poverty and disease we there's so much more to us
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and rudolf dwell and manga bell when i started doing my research i came across this incredible person who was a heroic
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figure and i just thought this story must be told and absolutely yeah and
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actually to that uh where you were talking about your education it's like we we grew up in i grew up in the in the states and and
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you grew up largely in in africa but the stories about africa is very like
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limited and like in both in both continents it's like you know in in the states it feels like you know we learn
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about u.s history we learn a little bit about you know europe and even asia but it's like when it's when it talks one
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comes to africa it's like and that's where the slaves came from it's like yeah and so it's like okay is
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there anything else about africa that we should know uh and so like i i'm that's why i'm really excited about this
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project because it's just like we get to learn a really interesting story about a
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really interesting character and a really interesting group of people actually it's it's not just yeah well what's exciting about this is we talk
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about world building we talk about all these important characters who were in africa and who were part of the scramble for africa in the late 1800s going going
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to the 1900s leading up the first world war and i mean there are some really incredible figures who are going to be
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included in the german kings series uh yeah do you want to talk about some of them some of the characters we're going to see on the show yeah yeah exactly
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because so what's what's really fun about this series is going to be very diverse in terms of the characters in
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terms of locations and that and etc um one of the most interesting characters
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of like the early 1900s is queen victoria uh she's gonna be should be making an appearance or two or three or
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several yeah exactly so we'll we'll have her we'll have henry moore and stamp hms he's gonna be in the
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show as well exactly queen victoria having stanley king leopold the second oh yes
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many people will know him from well he was the king of belgium but he also was
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um he had cam he had congo as one of his colonies and a lot of atrocities
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committed there which we'll briefly touch on during the duration of the series exactly and uh yes and then we also went to cannes so the journey
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king's screening can which was an incredible incredible experience yes the the short film yeah so the series is based on the short
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film you saw part of it uh in the beginning of this live stream yeah and what was amazing about it was okay so a
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couple of things were happened during the trip i remember after one of the screenings this guy stands up
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and he was like it's about time this happened it completely like broke you know decor
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because in canada was very serious and he was just screaming and and everyone sort of stood up and started applauding and
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celebrating because africans really wanted to see themselves represented in a positive robust complex
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multifaceted way in a not in a way that you you typically or stereotypically see in the media and film and television and
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that was really the important of why i wanted to make this make the story just to show a different side of africa
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different side of africans and diaspora and just show us as we see ourselves yeah and also another thing is you know
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to talk about i think a lot of the time when we talk about history this goes back to what you're saying earlier uh
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what a great opportunity thank you so much thank you guys one of the most amazing things was that
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people would talk about african history and slavery is something that we talk about quite often right and of
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course you're leading up to it's almost independence day and and i think what's been amazing is as i sit
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and really think about what the fourth of july is and it's about a group of people who want life liberty pursuit of
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happiness right and and the torch video which you'll see later on it's another torch video sorry the
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testing the waters video we actually filmed that at thomas jefferson's child at home and it was so historic because you're
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sitting there in this place where our founding fathers were and and where they decided that they wanted liberation they
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wanted freedom and then also understanding that at the same time you had slaves you know who were also
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working the land on land that was you know inhabited previously by native americans and all these people wanted
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the same thing like liberty and pursuit of happiness and it was just interesting as i was walking grounds and
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understanding that this is something that's universal that we all want and something that would of dweller manga
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bell wanted for his people who were just oppressed by german colonialism yeah that's that's uh really interesting and
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um and we were talking about um racing having people express interest uh
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hopefully we have a few more people that have expressed interest uh feel free to go to angel dot com
14:16
slash german king and express engine oh and john jonah jonah just expressed interest thank you so much jonah we
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appreciate you i really really do and in fact if you guys have any comments uh feel free to put them in the comment box
14:29
smash the like button smash the like button like subscribe
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we'll make that sound for you right thanks anonymous
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we're that much closer to getting it oh gosh not the embarrassing story so you guys want to hear the
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embarrassing story from me feel free to express interest and go to angel.com forward slash gemini yeah yeah um so i
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guess i can talk a little bit about you know my back story and then how i got connected to to you um so i grew up in
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texas i am uh went to tcu texas christian university studied radio tv and film
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and then i upon uh graduating moved out here and began pursuing the the
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entertainment industry writing for tv and film i got a chance to work on exciting shows like fargo and american
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crime and most recently the expanse and uh and then yeah and then a few years
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ago you were making this this uh short film and you had me you know check out the script and i was just like this is
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incredible and uh and then yeah it started doing really well the first this was okay yeah
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we won a bunch of awards it ended up qualifying for oscar consideration which is amazing it was playing at holly
15:43
shorts and la shorts and of course went to can and it's been an incredible
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journey and and one that just keeps on going and and i remember thinking you know okay well everyone kept asking what
15:54

next what next and and what was amazing was every screening that we went to people kept saying
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this feels like black panther but if it was real and i was like you know you're right you're right and
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and i realized it was my responsibility to keep telling the story so that people understood that black panther is an incredible as it was and especially for
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the african-american community and the african-american community who could finally see themselves as royal as
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dignified as superheroes yeah we had the opportunity to show them something that was actually real and and so many parts
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of black panther were actually taken from real life stories and real life elements like you know the the female
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warriors the dora milaje and we do later on i don't want to give too much away about the series but we do have some
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female warriors uh in in in our show and you know real kings and you go back you
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know a thousand years ago you had maliza who was one of the you know most
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powerful richest man in the world you have a man named the lion king of mali who was i think his nephew who was also
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a very powerful very rich um and you had these you had these towns and these palaces which were incredible
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but nobody knows about these people nobody knows about these histories the lion king of mali is that the the lion
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king of ma which we do briefly talk about yeah so yeah yeah that's the basis for uh obviously
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the lion king some
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and if you do your research which is very interesting the lion king of bali inspired uh the show the line the the
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the animated series and the movie and they've animated film and the movie uh the lion king so amazing very
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interesting it's very interesting but a lot of things come from africa and a lot of people do not know about these things
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so many interesting stories so so can you talk about like how you first began looking into this and
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like how like this kind of came about honestly
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let me tell you something well okay because i think i had an audition for it was a slave and i was like i'm done with
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this you know there's more to us than playing slaves and then another audition to play a oh a commander of a military
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and so i was like it's time i'm gonna put on my very you know strong accent and be american and and i was i
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thought i killed it i i thought an amazing job and then the casting director the end of it goes
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um you know i need you to sound more more hood like you need to sound like you're
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more from the streets you know i'm sorry i was like what are you talking about throwing up gang sides not going to see
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who it is guys it's just like you need to fix the way he talks it goes the way you look and i
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was like wow what does that mean she's like i'm saying you'll never play a denzel washington you'll never play a blair
18:41
underwood you'll always play someone from the streets someone from the hood and it was i think it was that moment
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honestly it was like the genesis of me saying there is so much more to me if this is happening to me
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imagine the thousands and thousands of other people african-americans people of color people are marginalized who are
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forced to be pigeonholed in these boxes and being forced being told you are not good enough to play this or
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you cannot play this you can i said i need to take matters into my own hands i need to do this not just for me but for
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future generations people the 12 year old kid who didn't think he had a hero to who he could look up to in
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fact the movie the short film when you watch it it's like a letter to myself 20 years ago it's i say things like you
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know remember the blood of your ancestors runs through your veins be um
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be the light that will shine the dark shine of the darkness light the sky with hope it's all of these things and and i
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remember that's part of the reason why when we came to i was looking well when people said they wanted to see more and they wanted to see you know they're like
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this is like black panther like game of thrones and i realized okay well i had originally wanted to make this into a uh
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a movie as you know because i came to you first i was like we need to do a movie and you're like oh
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glenn was the first one who who said i think this is bigger than a movie i think this is a tv series yeah and i
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said ah no but i think a movie is just better you know he was like no no no no no is it though
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i come from the tv world yeah and he's like just do a tv series and i was like i was
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still and we submitted i wrote a script for a tv series or so i wrote a script for a movie and all the feedback we kept
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going we got a bunch of we got a bunch of festivals got a bunch of awards for the script but everybody
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kept coming back and saying you need to turn this into a tv series because of the scope
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and i said oh okay and uh but then on a whim i sent the
20:39
script to angel studios and i was familiar with angel's studios because i was on the chosen i did
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i i was a guest all the chosen and i i just found their model so fascinating because what they did was they
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identified what people wanted to see and they said okay do these stories actually fall in
20:58

line with our vision which are stories of inspiring stories are empowering stories that amplify light and i
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remember when i said when i saw that i was like that's the german king in a nutshell this is a story that checks all
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those boxes and a story that i think the world absolutely needs to see and so i submitted to them and
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and i was like i'm still going to make a movie and then i got an email back from them and they're like listen do the scope of
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this are you sure you want to do a movie don't you want to do a tv series and i was like you know what i think you're
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right so here we are and later on i think we'll talk to jordan harmon about uh how this
21:36
journey ended up coming about and turning this into a tv series once again thank you to everybody who has expressed
21:43
interest so far if you want to express interest go to angel.com german king don't forget to smash the
21:51
like button like subscribe share tell all your friends we are we're doing something that i
21:57
think is amazing it's going to just help so many other people and exactly and and and and on a personal note i have an
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adorable nephew and what what's amazing is uh i remember i i've seen playing
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with all these action figures and i started telling him a story about rudolph dweller manga bell and what was
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cool was having him talk about rudolph later on like he was no longer just like like a mini me but there's batman's and
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superman rudolph like yeah yeah that's right rudolph is another hero that you can
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look up to i mean it's so important for people to see characters on tv that either share their
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story or or look like them or you know and so that's what i'm really excited about this is because i think like angel
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has like uh um i think they've just kind of found something really good in this story and

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i think this is going to make for an excellent tv series it's like they've got already great tv shows like the
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chosen and so i think something like german german king is going to be uh an amazing tv series uh for for audiences
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all around the world we can't wait for you guys to see it it's amazing but yeah that will only happen if you uh like and
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subscribe and express interest by going to angel.com and thank you to everybody who has uh
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expressed it just so far and we are a few steps closer to me actually telling
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this very embarrassing story i can't believe this might end up happening if we get 20 subscribers but we'll we'll
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see we'll see exactly and you were talking earlier about how uh this story amplifies light
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and i i think that is so true when it comes to rudolph's story in some ways like he is almost like uh like a moses
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in in a way is like he raised in you know camera or you know
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in germany uh yeah i was born in cameroon was raised in germany and came back to to help his people it very very
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much is a moses story yes i mean like moses he was taken from his homeland raised in foreign courts and and also
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but even take a step further when when we were in germany i got to sit down with members of the royal family and
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rudolph's royal family they're the great grandkids yeah and hearing just first hand
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well what had been passed down that's not in the history books but just hearing about the sacrifices this man
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made and i i get chills i get emotional hearing about it because it's just this man you hear about sacrifice and it's in
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the bible you see that jesus you know he sacrifices life for all of us right yeah and i'm like but it seems like so far
24:27

away this is 2000 years ago do you think nobody could possibly do that today and you had this man who said
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my freedom is not worth the lives of all these people he was like it is more important for me to lose my life to set
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other people free yeah and i was like that's unreal you know because i'd like to think that i'd make
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that choice to be perfectly honest i'd like i think we all do yeah but it's just it was wild and and
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he was just the self the sacrifice and and how it was never about him he was selfless and it was all about saving his
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people no matter what the cost and it's it's a beautiful story and i cannot wait for the world to see it yeah yeah and
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that's that's awesome you you were talking about how you got to meet the royal family i think we have some some photos lots of photos
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what was amazing about because okay so we went to canada shortly after cannes we got to spend time with uh the print
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the current princess and prince of cameroon and we got to see all the incredible work these people are doing
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with like the german government and you know getting them to prince daniel who is an incredible gentleman and and and
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what's amazing is all of the great great grandkids of king rudolf dweller manga bell are doing extraordinary things who are
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there's a picture of his niece santosara me wearing my freetown shirt because original from sierra leone yeah
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and they're all doing these incredible things to follow his footsteps that's actually a picture of the descendants of rudolph
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dweller manga bell and the australian family who um someone anonymous have just 500 yeah thank you so much i
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appreciate you expressing interest uh and what was amazing was having these
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two families you know this white and black family descendants of of you know german and

26:08
then the african world descendants coming together for the first time and actually getting to witness that and it
26:14
was such a beautiful reunion it was like and also what i loved about it i thank you
26:20
thank you what i what i loved about it was you these people could not be more different and you had these black and white people
26:25
but they came together and it didn't matter what their differences were yeah they were just they were like we're
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brothers and we're sisters and i had never witnessed anything like that it was beautiful to
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see and actually we're gonna get them on a live stream later on and actually have them talk about what that experience was
26:42
it's it's fascinating yeah yeah this will be the first of many live streams that we're gonna do um so
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if my story doesn't turn you guys off jennifer says i'm so excited for the
26:54
series thanks jennifer ferguson thank you i'm sure she's also excited about your embarrassing story
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oh boy we have another comment i'm excited about your short film the jeremy king
27:06
becoming a suit instead of tv thank you for donna mccormick miguel that's actually my sister hi sis yeah uh and
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thomas m just expressed interest thank you so much thomas really appreciate it thank you thank you thank you guys so much this is everyone yes that's
27:20
great thank you andre newell uh we are overwhelmed just with gratitude you know the amount of people who are just so
27:27
supportive and who really want to see the story come to fruition and honestly we could not do this without you i am so
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surprised that so many people really want to learn more about rudolph dweller mega bell yeah and and just his story is
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it's just it's more than what is on paper it's a story about um morals a
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story about justice it's a story about wanting to do the right thing no matter what and i think that's something that
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can resonate with with everybody exactly especially you know we're in dark times right now
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and i think it takes a lot of courage just to do the right thing yeah yeah i mean i was saying earlier how this story
28:02
is share similarities to shows like the crown and game of thrones but at the heart of it it's just a very
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deep story and a very just uh character-driven story uh rudolph mega
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bell has an amazing story you have other characters like i said queen victoria uh
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we have more than stan lee a couple of others we don't want to give them away we're not going to give away
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everything yes yes so eventually you will learn about them and and of course the the great rudolph dweller manga bell
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yeah so yeah and i think we're gonna have so stay tuned jordan harman is going to be joining us in a little bit jordan harman
28:39
is the president yes um it sounds like uh jordan is ready
28:44
and uh we will uh take him yeah whenever i jordan yeah is jordan hey guys how's it going
28:56
that's right that's right that was the best intro uh you were speaking to nobody and then all of a sudden they
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showed up well thanks for having me guys uh welcome welcome thanks so much for
29:07
being here thanks for being here jordan so tell us what was it about the german king that you guys responded to
29:13
honestly like there's so much about this story that brings um so many key elements of a great story to
29:21
life um for me one of the things that really resonated with me is um that you had
29:26
this this man who was willing to give up really everything um for for what he believed in and that
29:33

type of dedication and heart is just something we need to hear more about in this time period it's so so important
29:41
um no matter what the costs are you know you make your decisions and you follow through with them and you follow through with your principles and and that was
29:48
really compelling to me the other thing that was really compelling to me was when i met you a day i was like
29:53
part of what i look for is like what is the story like right what what are the elements of the story but a huge part of
29:59
it is who's the creator who's the person who's going to be driving this forward um because it's not any anybody who's
30:06
been in film and who has not it's really hard this is not an easy process to go through to create a tv series and so
30:13
when i met you it was it was a much easier decision because i was just like this is someone i want to work with this is someone that
30:19
i that i can immediately get behind and uh and so our team is so excited about the german king and and the
30:26
possibilities it's going to bring to the to to to a series thank you we are so excited because we
30:33
have it's it's uh very like-minded us in angel studios when i start on the chosen
30:38
i was like this is this is it they get it i love the model i love the fact that the audience decides what they want to
30:45
see they contribute and i mean it's such a beautiful thing and all these stories which are just they amplify light
30:50
they're important they're empowering they're powerful and we were just we when i saw that i was like no them i i
30:56
want angel studios to work with us i think they're incredible so exactly can you talk i love hearing about i love hearing that about the can you talk
31:03
briefly about the model of angel and just how um amazi well on in my opinion how
31:09
amazing it is um well thank you yeah i'm happy i'm happy to dive into that the uh
31:14

what's interesting about angel studios is is when we got into this world um there's there's four brothers and a
31:20
cousin that started angel studios back in the day and we're about as far away from film as you could imagine in terms
31:25
of our upbringing i'm a potato farmer growing up uh you know we did not anticipate this but we love stories
31:33
one of my favorite films of all time is it's a wonderful life and so um when we got into this world
31:39
where we realized there wasn't the stories that were actually going to be um stories that resonated with
31:45
potentially with me or my values or the things that were important to me it felt like people were telling stories that um
31:52
maybe were driven by other things other than telling a great story right and so um
31:58
and so for me that was that was really important when we started this company was how do we create content
32:04
that i can feel comfortable watching with my family right how can we create content that amplifies light
32:10
throughout the world and tells stories that are extremely values driven and so when we started down this path
32:18
um we we we launched obviously uh dry bar comedy and that's been great and
32:24
successful gets over a billion views a year and then we launched the chosen and we actually launched in a very traditional manner and that it was in a
32:30
subscription or you could you know watch maybe one episode free and then you could vod or
32:35
rent the rest of it and it it was doing well and that the people that watched it they loved it but there was it wasn't
32:41
growing like we needed it to and so um we kept seeing a bunch of people comment on on social threads saying i
32:48
want to watch this but i can't afford it and we're like oh man and we'd be giving it out to friends and family and sending
32:54

people links and then we'd go follow up with them and and they would be like oh yeah no i'll get around to it and we're like man it's like pulling teeth to get
33:00
people to watch our series but people who watch it they love it and uh and so we came up with this crazy
33:06
idea that uh frankly everybody probably thought we were crazy at the time uh but
33:11
we decided that what if we could connect the people who can't afford it but want to see it to the people who want to
33:17
share it and can afford it without them ever meeting and so we created a free model that we
33:24
basically said we believe the content will stand on its own two feet and then we're going to create extra
33:30
features and extra experiences people can pay it forward so other people can see the content for free or they can pay
33:36
it forward to create new seasons and episodes and the content because it's so good and compelling
33:42
um we'll start seeing results from this this was our hypothesis and we had done a little bit of testing and whatnot and
33:48
and so we launched this free model and it exploded i mean it's been the last two years um it's just exploded
33:54
throughout the entire world across all of our projects you know we've passed well over 100 million viewers and it's
34:00
so exciting to see the people who are loving this content and experiencing this content but then
34:06
they're also saying not only do i love this content i want to go see what you're producing
34:12
down the road like the german king and i might want to invest in that and that's what you have people have the
34:17
opportunity here is they can go in and they can express interest and subscribe for updates and know you know what if
34:23
the german king goes live there's an opportunity to potentially invest and actually get a return on your investment
34:28

and so we are very very excited to partner with you guys and help you guys through this process and and create an incredible tv
34:35
series that we believe because of our model could reach tens of millions if not hundreds of
34:42
millions of people because there are so many people throughout the world who will resonate with this story of a man
34:49
from a you know a marginalized community where he you know this story wouldn't
34:54
would never be told in any other way and we feel like the most authentic way to tell it is to pass it over to the creator and say hey here's your vision
35:02
we're going to support you and help you get this to the finish line and distribute it to the to the entire world
35:08
oh that's amazing that's amazing yeah thanks jordan so well said yeah and and please yes go to
35:15
german angel.com and express your interest uh bart had said that it's a wonderful life is one of his favorite
35:21
movies and that you have great taste yes yes well it is and it gets like
35:27
there's those pieces of content that every time you watch them they become uh deeper and deeper in meaning as you
35:34
experience life right and so that's the content that i love to support and
35:40
and get behind and i think that you know the principles that um you know adey and his team are going to put into this
35:46
incredible series um will will have that similar out those similar elements that
35:51
they'll amplify light throughout the world and people will feel enriched more and more every time they watch it
35:57
yeah absolutely yeah yeah yes yeah that's amazing thank you so much jordan yeah it's so good having you on
36:03
yeah thank you and please everybody support this project you know we we we
36:09
love what they're doing we are so excited like they said you can go to angel.com
36:14
german king and express your interest it's because ev every project angel does we build a

36:20
community behind them and and this is where dry bar and the chosen and telephones
36:27
and all of our series that are now in distribution and expanding to out throughout the world this is where they all started and so it's incredible to be
36:34
a part of history in the making and uh and we're very excited to be a part of it
36:39
awesome thank you so much thank you jordan appreciate it really appreciate your time and don't forget if you have any other questions please put them in
36:45
the comments box like subscribe share and uh yes and don't forget to go to angel.com german king and express your
36:53
interest yes uh we have three appreciate you guys so far yeah thanks jordan take care good
36:58
to see you we have 13 people so far that have expressed interest away
37:04
oh boy before my embarrassing story is revealed oh goodness exactly exactly so
37:10
yes please go to angel.com german king and express your interests feel free to also share this with
37:16
friends family etc enemies
37:23
go ahead share like subscribe exactly and yeah i think we also have a little video from can which i i don't think
37:29
we've shown you so yeah so if you guys want to actually see what we're up to in can yeah right we'll give you a little bit
37:35
of uh but white people everyone who's like we didn't know that this was history right it's not just black history this is history right it's
37:42
real history and one of the important things um now with the um oncoming of you know the importance
37:49
of the world recognizing not us recognizing but the world recognizing how important african films film and
37:56
storytelling is and how important african history is to the rest of the the world yes um you know it's often
38:03

been excluded so now is the time and you know it's an educational process for everybody it's not just not just for
38:10
african people because a lot of times the narrative is different we're not we don't know our own history and we're the
38:15
only people like as an african-american uh we're the only ones that are kind of disconnected from our history so we
38:22
don't know our ancestors we don't know there's not a direct line between
38:27
us and our ancestors in africa yes so with the you know with african
38:32
collaboration and co-production it enables us to be able to tell our stories authentically absolutely
38:40
our stories ourselves able to collaborate yes with other you know african uh filmmakers
38:45
like yourself and people where the history is brought you know handed down from generation to generation and to be
38:51
able to continue to teach younger generations um our history you
38:56
know it's not a secret it's hidden right now it's not a secret secret yes yes and it's it's so rich and it's so diverse
39:03
and it's so you know there's such an opportunity to tell stories that people haven't haven't told before absolutely
39:09
and that people haven't seen before because i mean hollywood hollywood has a tendency to regurgitate the same stuff
39:16
the same stories and you know but do we spit on it but it's still the same story the same story and then they do the
39:22
remakes and it's like come on yeah yeah let's let's let's expand all of our minds yeah let's enrich
39:29
you know everybody's you know knowledge and everybody's you know span of information and and find out about these
39:35
stories so you're so the king the german king is going to be a multi-series it's a multi-season series and so it's funny
39:42

that you mentioned hollywood yes hollywood wants to see you in a specific way you know i i remember i had
39:48
an audition and it was to be an african-american man and i went in and did a standard american accent he's a
39:54
you know the character's lieutenant and beyond me and the casting director she looks at me and she's like ade let me tell you something it's just
40:02
white woman from idaho you know but she's like you walk into my office with your dark chocolate skin
40:08
and your shaved head and your wide african nose i'm going to tell you're never going to
40:13
play denzel washington or blur underwood you'll always play someone from the hood someone from the street so go so fix the
40:19
way he talks it goes the way you look and i was like but that is such a fallacy right just because i'm a certain
40:24
color doesn't mean i can only play certain roles right you know and i said and that was really for me the genesis of saying okay let me start taking
40:31
matters into my own hands right and show the world that yes you know and not say that these characters don't exist but
40:36
there are so many other characters of different characters
40:44
precisely this is 2022. so now it's time for a great time for for you know people
40:50
to be able to own their identity and to be able to really you know embrace that character
40:56
embrace who they are and and not only portray that to the world but be empowered by it that's right
41:02
so what does your family think about you telling this story especially you know sierra leone your dad's a diplomat yeah
41:09
so what's your family saying like you know well but you know what i mean it actually tracks uh i'll tell you why so
41:15
we're all diplomats and we all believe in you know one of my favorite quotes is uh you know the late um desmond tutu he
41:21

said if you are silent in moments of oppression you showed on the side of the oppressor i'm paraphrasing paraphrasing
41:27
but you know i for the longest time i was like i can't just be silent about oppression i can't be excited about
41:32
injustice i have got to do something about it and you know as a filmmaker i said i can use my art to do that you
41:38
know my sisters they use their art well they're one of them interesting enough i remember i called her uh one time and
41:45
and i could hear these like sounds in the background my cable wasn't working or something crazy like that and you hear boom
41:51
boom boom and i'm like whining about how i can't watch grey's anatomy or some nonsense like that and then she's like um um
41:58
is is this okay can we talk about can we talk about this later i'm like why what's going on she's like well the u.n compound's under attack and um
42:05
yeah i kind of have to i was like oh oh take care of that that's a priority i'm just gonna just go
42:11
over there and feel you know and so i realized there's just because you're not a diplomat just because
42:16
you're not you know working in in some sort of ngo doesn't mean you can't make a difference yourself right and so i
42:22
decided yes i'd be brought to all to practice says that they have to talk about germans he says it best he's like art is not a mirror you hold up to
42:29
society to hammer you use to shape it and so we can use our art to shape society was your dad like why are you a
42:36
filmmaker you didn't want to be a doctor well i mean yeah i mean it's like doctor diplomats
42:41
right thankfully my late mother was an actress and i think when i did my first film when i was 12. oh wow so i've been
42:48
doing this forever it was called the great elephant escape with joseph gordon-levitt and um and you know he
42:54

basically when he saw that i was very serious about it at a very early age right his only caveat was that uh i go to
43:01
conservatory and a good one the best and just perfect at it and that's really interesting because a
43:07
lot of families you know that you want your kids to you know go to school and you know be something that parents and grandparents
43:13
can talk about yeah at the end of the day i mean this is it's a real career and it's a great opportunity and you are
43:19
blazing the trail um for others and you're telling a great story and you know now you've you've got
43:25
distribution for a major technical series you know it's great asian studios has been incredible about
43:31
that because for them they look at shows or you know things which have potential to have a large audience so they're not
43:36
just thinking about you know sort of the small you know here and there they're like what do what does the public
43:42
generally want to see and what's happening and what happened and so when they put it out then the public response enthusiastically and
43:48
overwhelmingly they're like well give the audience what they want right give them what they want give them the cake and let them eat give
43:54
it up give them the cake and let them eat it too well i want to is there any is there a
44:00
word of wisdom that you would like to leave with the with our audience here yes yes i would say
44:06
i would say keep going keep going keep going
44:12
that's it how can oh one other question so uh so what's next after this we're developing this we're gonna get this on
44:17
tv so right now it's uh if you just go to angel.com forward slash german king
44:23
you'll get all the information about it you'll see how many people are actually interested in backing the project right now okay and then if enough people back
44:29

the project we'll actually go to a crowdfunding phase and so anybody can get involved um so please get involved
44:34
you want to see the german king your twitter and my twitter and instagram is
44:40
so it's all the same long name you are pro exactly
44:53
quick shout out to alessandra who is uh from brazil listening from brazil so
44:59
thank you so much thanks so much yeah yeah and uh once again go to angel.com
45:04
slash german king express your interest we are up to 16 16. oh gosh so far no
45:11
i'm not ready you better be there
45:22
thank you so much andre we really appreciate it thank you amazing thank you very much uh i love that quote that
45:27
you said that um art is not a mirror that you hold up society it's a hammer used to shape it it truly truly is and i
45:33
think we have the opportunity with the german king just to shape a better society i mean as we said there's so
45:39
much darkness in the world today yeah and i think it's important to use our artistry i mean i i'm an actor originally oh one second we need more
45:46
african stories from africa from hollywood at least the world will get to know more of african history thanks and
45:51
congrats i absolutely fully fully agree thank you very much louise and and that's what we're trying to do
45:57
we're trying to just change the narrative change the perspective of how africans are seen and also i want us to
46:03
see ourselves you know from a different lens i want us to see ourselves as strong empowered
46:10
descendants of kings and actual kings i think it's important to you also know that rudolph dweller mangabell it's not
46:16
some made up fictitious story it's actually based on a real person and his descendants are alive today continuing
46:22

in his legacy and doing extraordinary work to make sure that his legacy lives on absolutely both of my parents are
46:27
from sierra leone uh in west africa and the thing that people know most about sierra leone is blood types
46:34
[Laughter] like when you think of you know sierra leone you maybe think of leonardo dicaprio
46:41
and love leo but yes of course amazing out there yeah but it is important it really is important that african stories
46:47
are also told by african people yeah because this is this is our story and i think we are also able to give it a more
46:53
authentic perspective yeah and it's not just something and this is why i once again shout out to angel studios they're
47:00
really giving the creators um the license to do what they want and tell the stories the way that they see fit
47:05
which is incredible because a lot of the time when you work with other studios and whatnot there's a lot of cooks in the kitchen and and the story changes
47:12
and it's not what you want to tell but angel has been just incredible like this historian and once again they listen to
47:18
the audience the audience wants an authentic story they want to see themselves represented they want to see a story that is powerful impactful and
47:26
and we're excited to do so but we can only do that if you once again say it with me
47:31
dot com forward slash
47:45
[Laughter] how many laser sounds
47:53
[Music] uh but i think we are up to 17 uh 17
47:59
years pretty good people have expressed interest uh really excited about that um yeah yeah and oh my gosh wow wow look
48:07
at that yeah over over 200 people in total have expressed interest in germany very important guys thank you so much
48:14
thank you i am i'm overwhelmed i i really am thank you i get very emotional so i'm trying not

48:20
to cry during this livestream so yeah yeah yeah seeing seeing all this is incredible hearing what jordan had to
48:26
say about our show is also incredible yeah um and we know that they've uh done it with you know shows like chosen so so
48:34
well exactly it's a great show it's story of christ yeah yeah the top crowdfunded of all time of all time and
48:41
the audience made that happen yeah notice the audience you guys made that happen and so yeah i think we really
48:47
have to just keep listening to the audience and once again you know if you want to see some characters in our show let us know drop it in the comment
48:54
section and yeah don't forget to ask questions we will happily answer them at the end of this live stream exactly so
48:59
don't forget to like subscribe comment whoa rebecca m thank you so much for expressing interest that was thank you
49:06
that's amazing amazing thank you great rebecca um yeah and and what's great about this project is uh is like with um
49:13
angel is that it's not like just like some millionaire coming in with like you know 10 million dollars or whatever it's
49:20
lots of people you know just basically saying i'm interested in this project and and expressing interest in you know
49:25
various amounts although we love millionaires i mean
49:34
[Laughter] so please express interest at whatever amount you can
49:41
there's a hundred dollars or a million or millionaires or millionaires we will not say no to millions
49:47
thanks so much for that anonymous express interest i we really appreciate that i appreciate that thank
49:52
you thank you very very much exactly um i think that brings us to 19. 19. wow
50:00
that's that's pretty important are we just down to one more is what do we just need one more person

50:05
before i tell the story just one more person ah i'm nervous about this exactly
50:16
[Laughter] but thank you so much to everyone so far who has expressed ah okay and actually
50:24
one more thing i have to put this gentleman on the spot you had a birthday recently didn't you uh yeah yeah it was
50:30
yesterday everyone has yesterday yeah so everyone so please join me in wishing wherever you are just wish this gentleman a happy birthday and
50:37
andrew d oh you're lucky number 20 oh from south carolina
50:43
[Laughter] thank you so much andrew d for uh being
50:49
our 20th person to express interest we really really really appreciate it and thank you for the birthday yes of course
50:55
happy birthday glen and yeah what a great birthday gift to come on this and have so many people give you know
51:01
express their love support yeah to the german king series thank you very much yes this is going to be an incredible
51:06
series yeah i'm excited i'm excited to show it to the world and yeah i think you guys will
51:12
be very very happy exactly yeah yeah so i'm trying to stall because
51:18
uh
51:24
okay okay so okay so here we go uh okay so here's i i i know one so as you all know the glenton is a writer on my it
51:30
was right on my favorite show the expanse yeah yeah and i found out they're having a wrap party and i had no
51:36
shame i was like i was like legend i gotta go to the strat party you gotta invite me to it
51:43
i was like it doesn't matter and so i get dressed i'm like because you know my favorite actor actress
51:49
factor this is attractive too also happy birthday glenton from
51:55

bits happy birthday thank you so much and it was just to meet my hero showreg dashlu who is as i said one of my
52:02
favorite actresses of all so i'm like dressed up and i'm looking good i'm like i'm gonna meet this woman and so i'm
52:08
like let's introduce me so we woke up i like bring him over i'm like all right here's your channel
52:15
and my knees stopped buckling and my teeth are chattering
52:20
yeah words just fail me that's literally what happened
52:28
it wasn't quite that bad but it felt like i was
52:37
so next time hopefully if we can invite her on the show i can make up for it uh so this is our invitation t-shirt i don't think she ever wants to be ready
52:49
uh yeah hopefully we can uh bring her on one to one of these live streams she's amazing she's so incredible and uh
52:55
yeah i would love for everyone to to meet her um but yeah maybe we can get that and uh we can remind her
53:04
that's definitely not gonna happen uh so i think that's it for us uh guys thank you so so much for joining us on
53:10
our livestream this will be one of many and we hope you had a good time you got to learn about us and learn about the
53:16
german king yes and we're so excited to have you come on this amazing ride with us do not forget to go to german angel
53:24
dot com slash german k don't forget that website
53:29
yeah cause i'm like still modified for that story angel.com german king to express
53:34
interest and like subscribe and share thank you so much does anyone have any questions before we log off yes please
53:40
feel free to drop it yeah questions yeah uh but yes this has been so fun
53:46
this has been fun this is amazing yeah yeah yeah and you guys are amazing yeah exactly let me watch it where would you
53:52

consider filming the tv series would you go abroad that's a great very good question yeah i know if i should answer
53:57
that now or the next live stream there's more i i will say we can maybe talk about
54:03
that um in the next live stream but we will say uh we have a location in a
54:08
couple of couple locations in mind which will be in africa insane in africa we're actually going to africa
54:15
yeah yes we will say that we'll say that we are planning on shooting in africa and we'll talk more and we'll talk more about that in the next live stream right
54:22
so we'll talk about that but yeah this is going to be filmed in africa how much will women leaders be featured in the series
54:27
heavily heavily yes uh we have to basically talk about the fact that women were running things back in the day and
54:34
this is another thing people don't know you know a lot of we talk about historically marginalized people and characters and what when i did my
54:41
research i found out there were a lot of very strong female characters during that time the late 1800s during the
54:47
scramble for africa even leading up to world war one i can't say too much about it right now but yes but female leaders
54:54
female um icons heroes they are all they're going to be featured and some great oh my goodness great
55:00
female characters so yeah it's gonna be it's gonna be amazing thanks for that question yeah it's like obviously like rudolph megan
55:07
bell is going to be uh the the main character but it's going to be an ensemble
55:12
yes some amazing female characters some amazing other male characters that are not rudolph and it's going to be it's be
55:19
it's gonna be incredible yes yeah so yeah please it's gonna be great is there a place where the short film can be viewed yes uh this is the last question
55:25
and yes if you go to angel.com german king i believe there's a link there as well that you can view your short film

55:32
so and we'll get a better sense of the product you can get a better sense of the project and you can also
55:37
express interest at angel.com german king yes thank you
55:43
so much for joining our live stream everybody it's been amazing being here and seeing all of you yes this has been
55:48
amazing so thank you so much take care have a good one bye our enemies will try to make you forget who you are
55:57
best of friends [Music]
56:13
know that everything i did i did so that our people would be free what's the
56:18
matter rudolph the kaiser is like family but raised us brothers to go against wilhelm is not
56:23
your family your skin will always be the color of the rich cameroonian soil they will always walk over it as if they
56:30
own it your family would rule under german protection so why did you turn against us your father's new ideas of
56:36
independence are cancer i should have infected you too many
56:52
what you've just watched is part of our award-winning short film about rudolf dweller manga bell a heroic king
56:58
resistance leader and martyr in the liberation of cameroon a german colony in africa it's a powerful chapter of
57:03
lost history that deserves to be reclaimed and turned into a multi-season tv series so we can tell the whole story
57:10
to a new generation the most compelling stories are true ones you can help us tell this true story of a real-life
57:16
african hero by expressing your interest at angel.com german king the german king
57:22
is the story about the brave people who stood up against depression and rebelled against the german occupation it's very
57:28

much a moses story rudolf dweller manga bell is an african born in cameroon and like moses he is raised as a royal in
57:35
foreign courts in his case germany when he returns to cameroon he sees how his people are being subjugated oppressed
57:42
and enslaved and he rebels he sacrifices his kingly comforts enriches the good of
57:48
his people if you believe what martin luther king jr said injustice anywhere is a threat to
57:54
justice everywhere then understanding this story of injustice and how it was overcome is important and we see that
58:00
this issue is still an issue today we've seen films of heroic overcoming of injustice before but the german king
58:07
offers a previously unseen view of african valor and reclaims a lost
58:12
history for modern audiences by immortalizing these stories in film we preserve and keep them fresh in the
58:19
minds of this and future generations seeing africans as royals with a culture and heritage celebrated positively
58:26
instead of stereotypically young boys and girls of color will see people who look like they do they'll see themselves
58:32
represented in robust meaningful dignified ways you'll also love seeing
58:37
traditional costumes language landscapes architecture the majesty and splendor of africa during that time and you'll also
58:44
see of course the extravagance of the european royals and their palaces and culture in this series you'll see
58:49
humanity and its glorious goodness as you see the explorers and missionaries who spread the gospel and seek to end
58:55
subjugation but you'll also see those who wanted to do the exact opposite you'll see what happens when greed and
59:01
gluttony become a priority and the horrific consequences when we cease to see each other as human beings we need
59:07

your help to teach future generations what heroism looks like go to angel.com
59:12
german king to show your support for this project now there's an old african proverb that says the tale of the hunt
59:19
will always glorify the hunter until the lion speaks this project finally gives a voice to the lion
59:25
and many of our cast and crew are native africans or descendants of africans ade takumba mccormick currently voices the
59:32
role of isaac in the hit netflix animated series castlevania other acting credits which are a ton include blockbusters such as oscar-nominated
59:39
blood diamond battle los angeles where we met and captain america winter soldier the german king series writer
59:46
glenton richards is a writer's guild award nominated writer having written on the hugely successful series the expanse
59:52
as well as having worked on shows like vargo and american crime and we have some amazing other film professionals
59:59
like emmy award-winning editor stephanie filo multiple grammy award winner mark patson as a composer we are so thrilled
1:00:06
to be working with angel studios for distribution angel studio series the chosen the world's biggest tv series on
1:00:11
the life of jesus christ has generated hundreds of millions of views and over a hundred million dollars i feel like i
1:00:18
can identify with rudolph dweller magabel we are both west african we both grew up under colonial influence i was
1:00:24
born in sierra leone and i was raised in kenya i attended a prestigious private english school and everything i learned
1:00:30
was about how amazing colonialism was and learned nothing about the rich history and culture of africa prior to
1:00:37
european arrival so very much like rudolph i was indoctrinated into a foreign culture with very little
1:00:42

knowledge of my own think about it if asked to name a famous african most americans would say black
1:00:48
panther which is a fictional superhero some may say nelson mandela but there are so many more real-life superheroes
1:00:54
from africa and this series is going to share several other stories with you i grew up in africa and even i never knew
1:01:02
african kings like rudolph dwala magabel or quinga asentiwa even existed i would watch movies like braveheart and saving
1:01:08
private ryan and lincoln and i would think i wish we had more films that celebrated our great african heroes
1:01:15
so that inspired me to make the short film the german king but it really deserves to be turned into a
1:01:20
multi-season tv series to tell the whole story we want the next generation to get to see these real-life heroes who lived
1:01:27
in africa this is a series we hope will empower communities around the world to celebrate and honor their african
1:01:33
heritage you can join us and express your interest in helping us tell this story of courage sacrifice faith empathy
1:01:39
and love by visiting angel.com german king
1:02:06
[Music]
1:02:13
though history may not be kind let truth be a lasting guide
1:02:24
change comes when you believe give greatness all you can
1:02:32
give remember the courage of those who are gone
1:02:39
their legacy runs through your face
1:02:44
out of the shadows dawn has come the strength of our spirit remains
1:02:55
this is the story this is the story the
1:03:00
story we are

1:03:08
[Music]
1:03:18
it's who you are
1:03:23
[Music]

0:00
of who we are this is the story
0:06
this is the story the story of who we
0:11
are
0:17
it's who you are
0:43
[Music]
0:53
our enemies will try to make you forget who you are dear
0:58
[Music]
1:04
[Music]
1:11
yasser i serve at the pleasure of kaiser know that everything i did i did so that
1:16
our people would be free what's the matter rudolph the kaiser is like family or raised us
1:22
brothers to go against you wilhelm is not your family your skin will always be the color of the rich cameroonian soil
1:28
they will always walk over it as if they own it your family would rule under german protection so why did you turn
1:34
against us your father's new ideas of independence are cancer i fear infected
1:41
[Music]
1:52
what you've just watched is part of our award-winning short film about rudolf dweller manga bell a heroic king
1:59
resistance leader and martyr in the liberation of cameroon a german colony in africa it's a powerful chapter of
2:04
lost history that deserves to be reclaimed and turned into a multi-season tv series so we can tell the whole story
2:11
to a new generation the most compelling stories are true ones you can help us tell this true story of a real-life
2:16
african hero by expressing your interest at angel.com german king the german king

2:22
is the story about the brave people who stood up against oppression and rebelled against the german occupation it's very
2:29
much a moses story rudolf dweller manga bell is an african born in cameroon and like moses he is raised as a royal in
2:36
foreign courts in his case germany when he returns to cameroon he sees how his people are being subjugated oppressed
2:43
and enslaved and he rebels he sacrifices his kingly comforts enriches the good of
2:49
his people if you believe what martin luther king jr said injustice anywhere is a threat to
2:55
justice everywhere then understanding this story of injustice and how it was overcome is important and we see that
3:01
this issue is still an issue today we've seen films of heroic overcoming of injustice before but the german king
3:08
offers a previously unseen view of african valor and reclaims a lost
3:13
history for modern audiences by mortalizing these stories in film we
3:18
preserve and keep them fresh in the minds of this and future generations seeing africans as royals with a culture
3:24
and heritage celebrated positively instead of stereotypically young boys and girls of color will see
3:30
people who look like they do they'll see themselves represented in robust meaningful dignified ways you'll also
3:37
love seeing traditional costumes language landscapes architecture the majesty and splendor of africa during
3:43
that time and you'll also see of course the extravagance of the european royals and their palaces and culture in this
3:49
series you'll see humanity and its glorious goodness as you see the explorers and missionaries who spread
3:54
the gospel and seek to end subjugation but you'll also see those who wanted to do the exact opposite you'll see what

4:00
happens when greed and gluttony become a priority and the horrific consequences when we cease to see each other as human
4:07
beings we need your help to teach future generations what heroism looks like go
4:12
to angel.com german king to show your support for this project now there is an old african proverb that says the tale
4:19
of the hunt will always glorify the hunter until the lion speaks this project finally gives a voice to the
4:25
lion and many of our cast and crew are native africans or descendants of africans ade
4:31
takumbo mccormick currently voices the role of isaac in the hit netflix animated series castlevania other acting
4:36
credits which are a ton include blockbusters such as oscar-nominated blood diamond battle los angeles where
4:42
we met and captain america winter soldier the german king series writer glenton richards is a writer's guild
4:48
award nominated writer having written on the hugely successful series the expanse as well as having worked on shows like
4:55
vargo and american crime and we have some amazing other film professionals like emmy award-winning editor stephanie
5:02
filo multiple grammy award winner mark patson as a composer we are so thrilled
5:07
to be working with angel studios for distribution angel studio series the chosen the world's biggest tv series on
5:12
the life of jesus christ has generated hundreds of millions of views and over a hundred million dollars i feel like i
5:19
can identify with rudolph dweller magabel we are both west african we both grew up under colonial influence i was
5:25
born in sierra leone and i was raised in kenya and i attended a prestigious private english school and everything i
5:31

learned was about how amazing colonialism was and but nothing about the rich history and culture of africa
5:37
prior to european arrival so very much like rudolph i was indoctrinated into a foreign culture with very little
5:43
knowledge of my own think about it if asked to name a famous african most americans would say black
5:49
panther which is a fictional superhero and some may say nelson mandela but there are so many more real-life
5:55
superheroes from africa and this series is going to share several other stories with you i grew up in africa and even i
6:02
never knew african kings like rudolph dwala magabel or quinya asentera even existed i would watch movies like
6:08
braveheart and saving private ryan and lincoln and i would think i wish we had more films that celebrated our great
6:14
african heroes so that inspired me to make this short film the german king but it really
6:20
deserves to be turned into a multi-season tv series to tell the whole story we want the next generation to get
6:26
to see these real-life heroes who lived in africa this is a series we hope will empower communities around the world to
6:32
celebrate and honor their african heritage you can join us and express your interest in helping us tell this
6:38
story of courage sacrifice faith empathy and love by visiting angel.com german
6:43
king
6:49
hello everybody and welcome to the german king livestream my name
7:01
be is thank you so much to everybody who has crossed thank you to everybody who's
7:06
cross-posted and that's just some technical technical difficulties
7:33
[Music]
7:39

[Music]
7:55
know that everything i did i did so that our people would be free what's the
8:00
matter rudolph the kaiser is like family but raised us brothers to go against you wilhelm is
8:05
not your family your skin will always be the color of the rich cameroonian soil and they will always walk over it as if
8:11
they own it your family would rule under german protection so why did you turn against us your father's new ideas of
8:17
independence are cancer i fear have infected you too minus human
8:23
status to iron [Music]
8:35
and we're back hello everybody my name is mccormack i'm the creator of the german king thank you so much for
8:42
joining us for our live stream today and i'm joined by i am clinton richards i am the writer and executive producer of the
8:48
series and we're so happy to have you guys here for our second live stream um
8:54
we've had such a great interest from this for the show it's been incredible so we've had over 500 people express
9:00
interest 550 550 so far which is amazing so thank you to all of you who've expressed interest you can do so by
9:07
going to german king oh sorry angel.com slash german king don't get the website wrong yeah yeah angel.com
9:16
you should have it and it's right at the bottom of your screen angel.com
9:22
german kick and click like and subscribe as the young kids will say yes like smash that like button yes exactly share
9:28
it [Laughter] thank you to everybody who's also cross posted on the various social media
9:35
platforms on your facebook pages and your instagram pages and tick tock and exactly all of that good stuff and your
9:41
snapchats and feel free to drop any comments or

9:46
questions in the comments box and we'll be sure to answer any questions that you might have at the end of this program uh
9:53
we're also going to be joined by a very special guest we have a very special guest you've got royalty in the house a
9:59
royal guest a royal guest a royal guest we've got prince daniel joining us and for those of you who don't know prince
10:05
daniel is the great grandson of king rudolph duala manga bell who the german king series is about so stay tuned
10:12
you're not gonna want to miss it he's an amazing human being and do incredible things so joseph
10:30
i feel like we should like roll out a red carpet it's going to be a virtual red copper right throwing flowers on
10:36
the ground rose petals amazing amazing but i'm really excited for this uh watching from johnson city welcome
10:43
booklover120 thank you for joining us from johnson city so we've had yeah over 500 people express interest we'll love
10:50
to get another 20 people to express interest over the course of this live stream and once again you can express
10:57
interest by going forward to german king and it's right at the bottom of your screen yes and if you've already
11:03
expressed interest feel free to share it with family members friends enemies
11:08
whoever you want to share with anybody anybody you think would love this show it's gonna be incredible but
11:14
if we if we reach a certain uh threshold of people expressing interest then we can actually make this show into an
11:21
actual series and and show this amazing uh work of art this
11:26
ama amazing story um and to tell it to all the masses and i think it'll be an amazing amazing story i think it's uh
11:33

really going to be just so interesting it like we've talked about like other shows to kind of compare it to we've talked about shows
11:40
like the crown yes very much black panther black panther yeah we've talked about a little bit of game of thrones
11:46
minus like the news yeah yeah it's a pg-13 show yeah exactly
11:51
that's uh racy and we we also talked about shows like expansion yes yeah exactly pretty much
11:57
uh clinton richards was a writer on the expanse which is one of my very favorite shows yes all time so followed by the
12:04
german king series so if you go to angel.com german king and express your interest we can make
12:11
the show happen awesome um are we ready to bring on our special yeah so we so a
12:16
few weeks ago we got to screen the german king in cannes and it was an amazing experience and we
12:22
had our guest prince rudolf dwell prince daniel duala manga bell join us and what
12:27
was amazing about it was he got to see well firsthand how people were responding to the the short film that we
12:34
screened and it was just amazing for them to also have real royalty in the house
12:40
and um and get to have a conversation with him and learn more about king rudolph dubois were there like lots of
12:46
like curtsying going on there's a lot of cursing a lot of yeah a lot of people didn't really know how to how to react
12:51
but you know one thing you learn about prince daniel is he's such a humble amazing gracious human being and he put
12:57
a lot of people at ease including myself because uh you know i've never really met royalty either so it was wonderful
13:04
to see him and just um yeah just beat an all-around great human being that's amazing yes yeah yeah so uh so yeah we
13:11
want to uh let's welcome prince daniel to the show without further ado hi prince daniel

13:17
hello hello everybody hello how are y'all
13:23
i'm fantastic how are you doing well yeah yeah doing well it's so nice to officially meet you um i didn't get it
13:31
get a chance to meet you in person i hear you guys had a very fun um european vacation it was a
13:38
vacation vacation
13:44
yeah yeah exactly you guys were in france you were in germany first question did you guys try any
13:51
delicacies while you were there okay so prince daniel sort of forced he's like
13:57
when in france you must do like the french so he had me try some delicacies
14:02
uh i had escargot for the first time he actually taught me how to eat the escargot there's a a method to it right
14:09
you have to take the fork and then dip it and you know take the snail out of the shell and then eat it and it was a
14:15
whole thing yeah but it was really good surprisingly okay yeah so thank you for that
14:24
here we go
14:32
that's really good amazing amazing
14:39
nice uh
14:46
so um let's see how this tastes okay what does it taste like i think
14:54
it tastes like chicken
14:59
that's actually really good too okay yeah i love it excellent excellent
15:06
wow so thank you prince daniel for teaching me how to eat these these amazing delicacies yeah okay you guys
15:13
are more cultured than me i uh i have not had escargot or frog leg so
15:18

next time next time next time dude next time we go to france yeah we'll have to try that so yeah prince daniel it was incredible
15:25
to have you in person at the uh different screenings that we had in cannes and what was your experience i'd
15:31
be curious to know so can was amazing number one thank you adley for allowing me to come with you
15:39
to have a true film experience or movie experience that few people can have
15:46
just everything was amazing come landing arriving in khan and then literally
15:51
being in the festival and walking around with thousands of people who are in the film industry
15:57
uh specifically we were allowed we were able to show the german king in two different locations in two different
16:03
kind of areas um and one specifically in the american pavilion uh and yeah the
16:09
other one was diversity and khan and then uh so just incredible uh you know like and then
16:16
obviously this is a movie about my great grandfather so there's it's very personal um
16:22
but just to be there you know uh with this energy you know where all these
16:27
uh super hyper talented people uh you know working on their art you know
16:34
and then uh also seeing a few uh big stars walking around uh you know
16:39
with their entourage that was interesting uh but just to you know be with thank you you know they just to be
16:45
there with you and then actually be part of the process of making a movie
16:51
or tv series uh and just you know the the meetings the multiple meetings we've had with
16:58
different people from the film industry and uh just and then just thinking you know about the tv series and obviously
17:05
presenting the german king to the the you know the people in khan and it seems
17:10
to have done very well people are just so excited you know to to you know it's an
17:16

excellent short film you could just feel the excitement and the people
17:22
and then kind of look at their eyes and listen to them and they're just like i want more i want to know more about uh
17:29
rudolph duaramonga bell and uh just amazing you know like uh every
17:35
single moment barely slept you know one thing you some people might know or
17:41
not know when you're making a movie you do not sleep you're just it totally consumes you you're working 24 hours
17:48
a day uh and that's kind of the you know the life of an artist as you know at england
17:53
might know you're just you're so engrossed and when you're doing something you love it you're even more engrossed you
18:00
know and you you never get tired you know uh you and then uh thank you again ade and and and chris freeman too i was
18:08
allowed to actually do work and yeah you know actually not just
18:14
kind of shadow added but actually work and helping make this movie um and
18:19
that was a unique lifetime experience you know just to be able to
18:24
on the phone uh communicate with people set up meetings um yeah talk you know to
18:31
industry people when we were you know we were talking to people and they were asking questions and i was giving them
18:37
information about the story of rudolph and you know kind of like be in the moment and
18:42
you know you're you're making a tv or you're making a film and being super involved you know and that
18:49
was a highly unique experience you know and uh and obviously it's a personal story and
18:55
it was just amazing uh just a shout out to an anonymous person who uh just expressed interest in
19:01
the amount of five hundred dollars so thank you very very much amazing i really appreciate you and once again if
19:07

you'd like to express interest just go to angel.com german king and thank you very much prince daniel in fact one of
19:13
the things that we have done is uh we've invited prince daniel to come on board as a consultant for the german king
19:19
series because we would love to portray his great grandfather's story king rudolf dweller mango bell with accuracy
19:25
and with dignity so we just want to say thank you again for your support and your family's support and we're very
19:31
excited to have you on board for sure and for those people go ahead i'm sorry oh no you're welcome
19:38
and like you've known and you over the last few years and most or
19:43
more so in the last few months you've met some of my family members you've seen how excited we are
19:48
uh you know like i've said people you know kind of hollywood studio
19:55
is a megaphone of culture right you know we spread information and culture throughout the world right uh and this
20:00
is one great way where we're just so happy that you know rudolph's story is
20:06
being told it's an extremely important story uh obviously and starting from you
20:11
know cameroon but to africa to the world
20:16
we thank you thank you no absolutely and yeah for those people
20:22
that are tuning in and may not know the german king uh is the the tv series that we're creating is
20:29
based off of the short film that you guys created um and it won a number of
20:35
awards at various film festivals uh it was recently screened at cayenne um at
20:40
the cam film festival and i was just really done dental uh really well and and got the interest of angel studios uh
20:47
who wanted to make this into a tv series and so uh so yeah so if you like once
20:52

again um if you can uh click the uh angel.com go to or go to
20:58
angel.com
21:03
uh and express interest and and uh and yeah share with uh family and friends and and um hopefully we can make this
21:10
into into actual tv tv series yeah so thank you very very much and so one of the things right after can where did we
21:17
go we went to berlin right prince daniel and so what was that experience for you sort of going and
21:24
walking in the footsteps of your great-grandfather king rudolf dweller mega bell and seeing the places that he
21:29
lived and and the experiences that that he went through it was amazing uh it was like it's hard
21:37
to describe because you're in i'm so much in the moment i do that a lot and then uh so as an example
21:44
what's the castle the that we went to in berlin where wilhelm lived and uh spent some time
21:52
there and um just i can't explain it you're just in there and just right there exactly and
21:59
then that's and and we walked around there we'll uh and wudol spent some time there
22:05
um and just kind of like you're i'm just walking around and i'm like what was he
22:11
doing you know where what was you know what was he thinking you know imagine a young man from
22:18
you know cameroon in the what late 19th century you know a black man you know
22:25
walking around yeah and not just any parts of germany or berlin or in the royal castle
22:33
you know or and and just i'm imagining and one of the things i've tried to do is just imagine trying
22:40
to put myself in his his being you know and just being around there and um you're not at home you know
22:47
you're not in cameroon and um all that's happening and uh just incredible and then we were able to

22:54
spend a lot of time walking around berlin and to places he visited um so
22:59
you're just you can see kind of seen in my mind you're just in in awe you know you're just like
23:05
you're just in constant awe you know and this castle is actually interesting it's uh it looks a lot like that side and uh
23:12
in paris france um yeah so you just that was it and i had a lot of not a lot
23:17
whatever like 30 minutes of being by myself and walking around and getting a
23:22
stance and getting a feel like you know like what was it like you know he's he was walking around here what was he doing
23:29
what was he thinking and all right you know he never experienced the european winter
23:48
that's hilarious it because i'm i'm from texas and so i actually went to uh to visit new york when i was uh after
23:55
college i was thinking about moving either to new york or los angeles i get off the the plane i step outside i was
24:01
like it is way too cold here it's like people cannot live in these conditions
24:06
and so yeah so imagine rudolph coming from cameroon
24:11
to germany and and i could not imagine this is like
24:16
1880s you know it's not like 20 years ago like uh number one and also just
24:22
imagining his journey how did he get to germany like getting on a boat from dwala you
24:29
know going around like senegal and going to you know like that whole to amber right i'm assuming that's where he went
24:35
from uh dweller around like senegal uh through portugal and
24:41
and you know france and then getting to hamburg i assume that would that would have been the port of entry at that
24:47
point you know um so just uh just incredible it's hard to describe
24:53
it's one of these like moments you have to be there and kind of

24:58
imagine you know and then really kind of slow down and try to understand you know like what
25:03
how he was feeling how he was thinking and then uh and he was a monarch you know and and there's kind of extra
25:10
pressure on him and all that stuff so it was incredible yeah we were actually just talking uh
25:16
just a few days ago about like that contrast of him uh leaving
25:21
west africa or leaving cameroon and you know getting on that boat and then arriving in germany um you know he
25:28
arrives on the train after you know after a long boat ride and he's literally the only black person there
25:35
and he frightened like like an alien a little bit like what could he be
25:41
imagine like what is he feeling you know all those things especially as a young young person not not you know not like
25:47
an adult or whatever so uh so yeah that's gonna be really interesting to kind of see and to visualize uh on the
25:54
show so we're yeah really excited we're excited to tell that story yeah and so after we left berlin we went to hamburg
26:01
because we there is this huge exhibit and i encourage everybody to go and see it it's called the hay hamburg do you
26:07
know rudolph dweller and it goes in depth into who he is and his history uh from when he left um
26:15
cameroon and came to to germany and it was incredible uh princeton would you like to talk about
26:21
that experience a little bit yeah that was uh incredible like it's the best exhibition that i've seen of rudolph
26:28
manga bella in my life i think i've seen a few over the years but uh so
26:34
specifically the the museum there was a lot of like
26:39
highly educated people who uh you know did a lot of research on
26:44

rudolph and uh not just regionals or montgomery but also like the area as well and it was just the detail of
26:51
information they're able to get the pictures they were able to get um and then also the other thing was their
26:58
passion you know for uh their curiosity towards rudolph and his impact you know not just
27:04
specifically in the region uh but its impact in africa is impacting the world
27:09
and you could see like uh so incredible to meet all these intellectuals you know but let's say
27:14
like just uh who were amazed to meet my my cousin
27:23
and myself like you know they're and then obviously i'm they could have been happy like they're having an exhibition
27:29
about rudolph what am i and then here we are like the descendants of uh of him and
27:35
and we're going through the exhibition with different people and they're talking about different things and uh it
27:41
was just an incredible moment you know and then also like during the time i i just continued going
27:48
through the exhibition and reading the things and uh it was just a again
27:53
similarly like a surreal moment and this is a picture of uh rudolph and me and just i don't have
27:59
another one uh where i'm in cameroon 2 where but it's just a a moment you know where i'm just like
28:06
uh and yeah this is i think this is an incredible picture too just a a small
28:12
moment just kind of just you know i don't explain it you're just
28:17
feeling and trying to understand and uh just be there you know and obviously
28:24
he's my great grandfather i know about him all my life you know um but there's
28:29
nothing like having something like that presented of him um and uh and being able to talk to a lot
28:36

of these intellectuals you know who were like we love what we're doing we love to talk about rudolph we love uh we want like
28:44
kind of like you know a day and us we wanted to tell the world about rudolph
28:49
mangabell uh and uh so it was just incredible you know and you met somebody
28:55
and what's henry henrik langsdorff yes incredible artists
29:01
and he had a incredible uh kind of multimedia
29:06
uh video i don't know how to explain it like uh uh
29:13
it was a multimedia multimedia video and it was yeah it was part of the art installation and he also gave a talk
29:20
which was just so fascinating and everybody got to learn a lot more was there anything that you learned from the
29:25
exhibition that you hadn't learned before about rudolph dweller i i didn't learn a lot
29:32
there i uh i think i learned more a little later when i was in france um
29:37
and i just you've asked me that before but i don't remember anything new that i can remember learning uh well actually
29:43
no it was the pictures that were amazing there was like this huge book and then it just had like
29:49
massive photos and added a picture of rudolph when he was younger uh he had a picture of uh emma my
29:56
great-grandmother uh you know in gomez uh and she was beautiful she was just a
30:02
incredibly beautiful woman you know and her and also just uh the strength
30:10
yeah and then like and the strength of character you can kind of see in the photos and then uh picture
30:18
you know trying to imagine what dweller cameroon was in the late 19th century early part of the 20th century um
30:25
um just you know that was it yeah
30:31

yeah yeah um yeah and i want to actually want to take this time just to say thank you so much for for coming on and agreeing to
30:38
be a consultant for this project um it's yeah so it's so nice to have uh you know
30:44
someone that has experienced that family history that can you know give us you know some of the details that might
30:52
uh known in some of you know the history books and stuff like that so it's a it's really a joy to have
30:57
part of this if you are you're welcome this is like you know it's a it's a work of passion uh it's uh
31:05
you know obviously it's family so it's obviously highly personal and kind of really with that it's
31:12
just a it's a story that needs to be told uh not just you know from him specifically
31:18
but other african greats other greats from all over the world you know that sometimes we live in the
31:24
united states we are the history doesn't teach as much or kind of like as they were saying earlier
31:30
like i grew up i didn't in sierra leone i didn't or you know throughout in africa i didn't know about him you know
31:36
things like that um so you know i'm so excited i'm so happy to be doing this
31:41
and uh and it's gonna be great it's already great and it's going to be even greater
31:48
yeah and real quick uh we just had a couple people expressing yes express interest thank you very very much for
31:54
that we had it we had another anonymous uh for a hundred and fifty dollars very very much thank you everyone a few
31:59
steps closer to um yeah reaching our our goal first of all an additional 12 20 people who are going to
32:06
express interest in the german kingston yeah exactly once again you can go to angel.com
32:12
german
32:17
don't forget to like subscribe comment if you have any questions we'll have prince daniel with us for a little

32:22
longer and we'll be able to ask him some questions at the end of the livestream we'll have a little q a and so yeah you
32:28
can ask an actual an actual prince some questions that'll be awesome um so i wanted to ask
32:35
you why do you think it is important to tell your great-grandfather's story um
32:41
and you know as a tv series i think it's extremely important um
32:47
just uh kind of we countries in africa asia or south
32:54
america or especially when you live in the united states uh you don't hear a lot about like you know
33:00
not just monarchs or monarchies or you know emperors or empires or whatever so
33:06
i just i think that the world knows like what he did you know his act you know and his
33:12
actions and his uh wow sorry uh just not to cut you off prince daniel but i mean that's
33:18
this person just pressed interest in the amount of 4 000. thank you so much
33:30
thank you very very much this means a lot thank you and once again if you'd like to express interest in the german
33:35
king go to angel.com german cake thank you very much thank you sorry princess please go on and
33:42
that's it just uh his uh impact on obviously the dwala people the sour
33:48
people his impact on cameroon is impacting and you know post-colonial africa in some
33:55
ways you know in terms of uh you know fighting for independence
34:00
becoming independent uh you know like kind of is
34:06
you know like the germans were there as a colonial power you know and then you know and and just
34:13
fighting for respect you know and that's a you know kind of as an african uh you know we're still
34:19
kind of fighting that so um but he's just an individual great uh
34:25

human being you know uh who who's a martyr you know who uh gave up his life
34:31
for his people you know and that's and that like that's real you know like that's you know and you know we we
34:37
we're lacking heroes a little bit you know right now so kind of a like i think that was that earlier a
34:44
superhero kind of an individual makes a decision thinking about his people you know and trying to
34:50
you know save not just he was also very intellectual and very ahead of his time you know
34:58
i was part of the training and the living in here in europe so he's more kind of i think he's most independent
35:04
africa you know like uh africa that's you know on part of the
35:10
at level with the world powers you know kind of things like that so yeah
35:16
sorry one of the things that you did when we're at the mark museum you met with the descendants of the austral
35:23
family who are the first people the rudolf dweller manga bell stayed with when he went to germany
35:28
could you talk to us about that experience in that reunion and what that meant to you
35:34
uh it was incredible i think uh i had i didn't know him he's a little older than
35:39
i am uh so it was a little one thing i wish i don't speak german and he doesn't
35:44
speak english or french but it was kind of like a little awkward at the
35:50
beginning like you know you know about someone and then you meet them and then uh
35:55
and i just wish and then we went out to dinner afterwards with my cousin francis marilyn right here and here he is
36:01
talking about uh specifically that's a picture taken uh at his
36:08
[Music] grandfather's or grandfather's house and you at heart we're not seeing a picture
36:13
but rudolph is there and and then uh you know just amazing like imagine
36:19

again 19th century germany and holland you know a small town and here is this
36:25
young black you know king or you know prince you know uh
36:32
just like number one uh you know like just there's a lot of things going on in my mind like they accepted him you know
36:39
and they they helped raise them you know and then kind of like uh
36:44
i i didn't sense any racism or anything like that they just you know
36:50
and even when you look at the pictures they it was just part of the family you know um so it was it was it was
36:56
wonderful to meet him he was a very uh quiet shy person you know the thing
37:02
that i wish i'd done was more was able to talk a little bit more but you just kind of have that look and you
37:08
look at you look at each other's eye just a kind of understanding uh and that's a way of communicating as well
37:14
you know but uh it was just uh just amazing like and i wish we a day
37:20
you know i wish we'd had time to go to holland you know and actually go to possibly see where uh rudolph kind of
37:27
spent his time but we're so busy like um it was just uh incredible and then
37:33
obviously
37:45
if you'd like to express interest you can go to angel.com german king and big thank you to everybody who's expressed
37:52
interest so yeah we had another person of uh express interest you know 150 dollars yes sorry um and uh
38:00
yeah it's it's so interesting and that next time we go to germany i definitely want to go with you guys i'm gonna have
38:06
to work on my german uh me too i was not very good at speaking
38:11
i feel like we're all a little bit rusty under germany yeah but you speak french correct is
38:17

that am i making it up yeah i speak foreign yeah i don't think any german and uh
38:24
yeah but it's uh yeah but when we were most people a lot of people spoke english right when we
38:29
were in germany yeah a lot of people said yeah yeah so i mean you can cut yourself some
38:35
slack you speak french and spanish foreign
38:42
[Music]
38:52
so after we left germany it was an incredible trip we went back to france and we went specifically to paris to
38:59
meet the oldest surviving relative of king rudolph duala manga bell uh a lady
39:06
named what that you affectionately called contest and so tell us about that
39:12
uh and then yeah so this is a picture of tons of sitting and then her son's right
39:18
there and then i and this isn't her place in paris
39:23
uh and then just uh man like a emotional moment uh
39:30
i i actually only met her like about six years before and i think
39:35
i might have met her when i was much like a baby but i obviously don't remember she's 95 years old uh yeah you
39:42
know and uh her mind is like super sharp you know yeah like
39:49
physically you would never think she's 95 a number two and her
39:54
her memory you know and like uh um but more like it was just uh
40:00
you have moments in life where you're just like you're actually in the moment and this is very special and and and
40:06
thank you he uh he asked me to interview her so i was interviewing her um
40:12
and then just amazing like being had her presence and then and listening right you know like
40:19
listening to her stories and then you know like kind of we have to listen to our elders you know remember that but

40:26
just more like listening to her and and you know there's just her moments right and talking about
40:33
the real court right and then being around there and then you know her experiences i don't think she was around
40:40
one i don't think she was born when rudolph was around because uh but she talked about her experiences when at
40:47
that moment and then also the the knowledge of history right
40:52
that she was able to to talk about and then also the passion still and her age and being when we're
40:58
doing the interview and she's just like you know this and just kind of so it was a very
41:04
incredible moment you know um and then um and then you know just and just
41:10
everything about it like us getting in and then talking and explaining to her what hade and keith and john and i are
41:17
doing their our purpose what is our purpose in terms of you know uh
41:22
just amazing story and her you know allowing her to come into her place number one you know and
41:28
then allowing us to interviewing her to interview her and then uh just a just a
41:34
beautiful moment you know uh this was amazing like uh i didn't know how they had to
41:41
video me but i was like uh so i do again allow me to interview her and i did
41:47
another interview and thank you for that that was an incredible experience um but
41:52
just it was incredible to watch you with this lady and and capture that on camera
41:57
it was absolutely magical and once again you're talking about respect for elders you just realize how really it is
42:04
important we got just the first hand information from this lady who were just was so passionate and just just so
42:11
you know um she just told us and told us so many things that i had never even knew known about rudolph dweller manga

42:17
bell or you know things that you'll never find in the history books things you'll never find printed about her story she was able to tell us and what's
42:24
really exciting about that is we're gonna actually um have the entire uh version of her of her interview and
42:31
that's gonna be online uh pretty shortly so very cool yeah that's exciting yeah and and and for audiences to know it's
42:38
like we're not you know gonna make this into like a documentary it's not gonna be like it's not gonna be like word for word that everything
42:44
happened we're gonna you know obviously take some dramatic license and and you know that kind of stuff but we wanted to
42:49
have you know people like prince daniel to give us you know the
42:55
some of the first-hand knowledge some of the knowledge from the family so that way we can tell an accurate story um or
43:01
at least a very close to accurate story of you know prince uh rudolph dwyane but mega bell so um so yeah it's it's
43:08
really exciting to have you really exciting to have gone on this trip or for have you guys
43:15
have gone on this trip and um yeah i learned so much it was incredible
43:20
oh and uh part of like as you're saying clinton part of like even like in there was a moment when uh
43:27
after the german king were shown and then they allowed the directors of the movies uh i think ada was a little upset
43:33
because the uh what's her name kind of introduced me do you remember that moment where she
43:39
yeah yeah and he wanted to do it but more like uh i turned around and looked at people's eyes and their reaction
43:45
right number one kind of there is you know like my cousin is the king right now johnny
43:51
and cameron you know there are monarchs monarchies or there are you know like uh
43:57

uh you know still around you know um and uh just
44:03
and just their eyes their eyeballs were like wow this is you know like
44:08
they said like uh you know uh you know the movies that i've shown like you know or i've been kind of the black
44:15
panther but that's marvel right it's not real you know like or coming to
44:20
america life yeah you know like that's and that's it's a fiction right this is real life human
44:26
being you know like uh so it's just amazing really and on that note would love to show you
44:32
some of the audience reactions that we had yes but first wanted to say thank you to
44:38
amy t for expressing interest for a thousand thousand dollars thank you so much you're amazing and then we had
44:44
another person right afterwards expressed interest for 150 so thank you so much very very much is all this is
44:51
really helpful to getting this series actually made and so um yes continue to express interest
44:58
share with family and friends like comment subscribe and share yes go to angel.com german king to express
45:05
interest and it's right there at the bottom of your screen yes so we're going to actually go back to um sub to can and
45:10
actually show you some of the audience reactions that we had from people who saw the the screening of the short film
45:16
the german king and it was really exciting for me to actually hear what they had to say and also for prince
45:22
daniel and just see the impact that this show should go to series will have on the world absolutely so take a look
45:28
don't go anywhere oh that was phenomenal i've heard about this movie for a little bit i'd get to
45:33
see it i mean just to see it here in con it was beautiful it's stunning um
45:39
i thought it was so concise and it was such a tight short film the timing was perfect the editing the structure the

45:46
acting was beautiful just beautiful performances of course the dp
45:51
i thought did an amazing job it was just lit and shot beautifully and i i thought
45:56
it just it had like that perfect short film it was a mini movie but it had the perfect
46:03
short film kind of um experience for me it was beautiful acting it had a story that had
46:09
such depth and meaning and it wasn't one that people really know
46:15
about it made me want to go look it up like i want to go learn more about
46:20
these people and about the main character i thought the lead role of the make
46:26
the main performance was just beautiful just um the stillness of the shots
46:31
i thought the directing was just um classic old style film directing i i kind of got
46:38
chills when at the end i didn't know that it was going to be a tv series i was like oh brilliant and
46:43
i think you know people are just telling great stories i thought the filmmaker did an incredible job
46:49
incredible i loved i loved it i'm so happy i was here to see it income
46:55
it was very very well done all the historical details the costumes and the emotions i cried when i saw it i
47:03
mean and i also think it is very important
47:08
to shoot and bring stories
47:14
that talk about real stories that can inspire the world
47:20
and that's what i think cinema the show maker should do i
47:25
mean bring and put the focus on the story that can change the world and it can be
47:31
inspiring for people oh my god the german king was incredibly empowered
47:37
the story i was just blown away by the story first of all is a study i didn't know about and i think
47:43
that's one of the powerful things about the making and telling stories we learned about these
47:49

incredible people real-life people i love
47:54
how powerful the performances were how powerful the storytelling were where it was
48:00
and um this in general it was it was incredibly touching and
48:05
inspirational hi my name is monica scarbellas i'm the director of the american pavilion's
48:10
emerging filmmaker showcase and i'm so excited to have the german king screen
48:16
here today after two years it was part of the 2020 emerging filmmaker showcase
48:23
and aide was ready and willing and ready to get on that plane in 2020 but
48:29
we had this little pandemic happen and so i'm excited to be able to bring him
48:35
back today we had a virtual screening of the german king
48:40
in 2020 and which was great and and we had an opportunity to do a q a
48:48
uh with aid and um uh having just just it's such a timely story
48:56
and it has so much to say and seeing it become a tv series is like
49:03
it's so exciting to be able to uh you know see that come to fruition and
49:08
i'm sure that with all of all of the work that's put involved with it over the years
49:13
that it's exciting [Music]
49:18
amazing it was awesome oh so it was so cool hearing so many people
49:24
uh just say and sold their praises for the short films it was it was well also
49:29
the other thing what people don't know is we've had people know this we've had a pandemic for a couple of years so we were unable to go and actually be
49:37
physically present with people when we had these screenings a lot of these screenings were virtual so we didn't have the audience interaction we didn't
49:43
know what this short film actually meant to people so to be able to be in can and just talk to people and hear what it
49:50

meant and also having prince daniel there and and his presence and hearing it made it real just you know we had
49:56
this short film about his great grandfather and then he actually had the living embodiment of of this man it was
50:02
for me was so touching prince daniel and it just it made what we're doing just so much more important if that makes sense
50:09
and and i'm so excited i'm so honored to to just have you on board and also talk
50:14
about the amazing ways that you and your family are continuing this extraordinary man's legacy and i don't know if that's
50:20
something you can talk or talk about briefly yeah for daniel so i mean like uh
50:26
kind of like going back to my what my princess there is his spirit is in us you know like uh
50:32
and you know i'm not a deeply spiritual person but i can you know even as i'm
50:37
talking right now you know and it's just something outside
50:43
of myself something you don't have a choice you have to do you know um
50:49
and uh so it is just it's legacy like you know like you uh we're we're blessed that he
50:56
gave us what he get he's given us and it's just one of these things he just continued
51:01
it might be after my lifetime you know uh but it's just it's you
51:08
you don't have a choice you just go and you do whatever it takes to talk about rudolph and tell the world about rudolph
51:15
and obviously you know uh ade is uh [Music] his vision and
51:21
is incredible and and and helping do this so we're our family so happy that
51:27
you're doing this that day and we're just so excited you know yeah oh thank you very very much prince
51:34
daniel and once again if you guys have any questions for his royal highness prince daniel yes please put them in the
51:40

comments section and we will read out the questions at the end of the livestream and actually we have we have
51:46
a question from you is there an appropriate form of address
52:03
you know royal family but uh i am a prince you know and and stuff
52:08
like that but i you know i don't introduce myself i live in the united states you know i i don't go
52:14
around saying i'm prince daniel wherever i go
52:26
just you know call me daniel uh prince daniel whatever you feel comfortable i'm
52:32
completely okay with that awesome that's very cool all right another question another question from
52:37
the viewer what morals genre will this show have constant bravery romance sacrifice for the whole shebang very
52:44
very good question it's it's all of those i would say it's about bravery it's about doing things in the face of
52:51
adversity doing things when it actually matters and actually standing up and and being counted for one of the things that
52:57
um you know martin luther king's junior says best uh injustice anywhere is a threat to
53:03
justice everywhere and you have this man saying yes i mean there's injustice in cameroon but who's to say that this is
53:09
not going to continue around africa around the globe and let's nip it in the bud now so this doesn't be something
53:14
that's going to happen yeah 50 years from now 100 years from now and look what's happening today there's injustice
53:20
constantly and so we always have to keep striving against injustice striving against um evil and also when things go
53:27
when when we see something we should really really say something and so it's taught me is actually to stand up and
53:32
say when i see something that that may not be right or i may not agree with
53:37

i speak up and also i try to be the voice for the voiceless i think that's what it's taught me and of course
53:43
there's going to be some romance because rudolph wilder manga bell was was it was a yeah
53:58
go ahead oh well specifically for romance like rudolph was not a playboy you know he was an anti-playboy he actually uh he
54:05
fell in love with his wife emma in gomez
54:17
you know his father was a polygamist but rudolph decided uh to just marry the woman he loved and have a family with
54:23
them yeah no that's that's actually so funny they say that i was i was joking but we actually were talking the other
54:29
day about you know the rudolph the contrast between rudolph and his father yes yeah his father was yeah polygamist
54:36
and uh was uh yeah love the ladies and uh but uh but yeah but rudolph yeah fell
54:43
in love and you know and married one amazing woman yeah exactly and to ask the last part of that question sacrifice
54:50
yes what does it mean to do the right thing even when you could potentially
54:55
sacrifice everything and potentially even your life and and that is something that is extraordinary about rudolph
55:01
dweller manga bell's life and in some ways almost christ-like you know he just decided to sacrifice his life so that
55:07
everybody literally could live and it's an amazing amazing thing absolutely i i think about them the night one thing
55:14
that i learned actually is the night before he
55:22
the german military allowed him to go say goodbye to his family and he had one night where he just like with his wife
55:29
and his children because alexander was in germany just imagining and talking about
55:35
sacrifice and he was aware i am going to die you know
55:40

who died to save my family you know so you kind of
55:47
try to put yourself at that mindset where it's not about you right you know it's
55:52
about yes the great right you know and then uh and imagine the moral strength
55:58
of the individual wanting to do that right so it's just
56:04
yeah it's like we would like to all think that we could be as brave as as him in that situation but i'm not sure
56:11
it's extraordinary yeah i don't know if i could yeah
56:21
or that's freedom i'm going to choose freedom right yeah sorry if i don't care but that's what
56:26
makes his life even more more amazing that's what makes them you know in in many ways almost like a superhero that's
56:33
i think it's super heroic yeah to do something like that no ordinary human being can can actually do that to quote
56:39
superman with great power comes great responsibility and i think that was uh that was something rudolph dweller manga
56:45
bell took extremely seriously yeah so one of the other questions prince daniel when and how did you first
56:52
get to know about the short film did your family help provide resources when they were doing the research
56:57
yeah so about three years ago my nephew in paris sent me a message
57:04
and i think uh about the german king that i they was working on i was like what
57:10
you know so uh and then uh so i contacted as they directly through instagram and i was like where are you
57:17
you know what are you doing i mean i don't know you know and then uh
57:23
and i was like is this prince daniel yeah i was like am i being punked is this real yeah that's incredible
57:30
and then that's how i found out about the short film and then uh and i didn't i meant and i think i didn't i just

57:37
obviously we come from similar diplomatic backgrounds where africans uh
57:42
we have a very similar vision about how africans want to be seen in this world
57:47
uh you know and that's big picture and how do we want to be represented uh
57:53
and then in terms of my family helping out so the kind of the way i've been helping out is uh i'm a fulcrum a point
58:01
of contact and like today even uh i was talking daddy he had some questions or yesterday and it's just ongoing when
58:07
you're making something this big there's so much information right and so much information that might not be
58:13
necessarily on the internet and books so like you know i'm constant contact my
58:19
family what about this moment do you remember this picture you know uh and what is what does it mean or where was
58:25
this like you know and then as we've been going on we've just been getting stuff you know little by little
58:31
sometimes a lot and yeah yeah and he'll send me pictures or text
58:36
messages or letters from rudolph dweller manga bell and it's just this gold mine of information that i'm like ah keep
58:43
sending it to me because i'm also such a geek i love history so every time i get one of those i'm like this is incredible i call glenn at two in the morning i'm
58:49
like i've never believed what i have man what are you doing
58:54
talk to me tomorrow okay today actually uh there's a picture of
59:01
rude it's actually i don't i don't know if you have that if uh we have that right now but it's an incredible picture
59:06
of uh rudolph and his father manga dumbay and then alexander and then the
59:13
pastor who uh helped raise alexander yeah there's two and it's just a
59:20
1902 you know here here are these royal monarchs in germany and they're sitting

59:26
like they belong they belong right so they're not
59:32
they're like we belong here you know like man um just you know just
59:38
it's just ongoing i'm also learning you know as i'm going i'm not 100 fully
59:44
knowledgeable everything that happens in rudolph or what's happening in my family but i'm still learning you know uh so
59:51
yeah it's been amazing [Music] another question from a viewer what is the process for getting a film show in a
59:58
cat where there characters or milestones in that process which were memorable yes i mean in fact we'll actually do a whole
1:00:04
other live stream about the festival experience and whatnot but it's really was just getting a short film done and
1:00:11
and and uh yeah and just submitting it and getting it submitted and just making sure that we had also done our research
1:00:17
and made the most the best film that we could and that took getting extraordinary actors and also got
1:00:23
getting uh an amazing uh dp his name is justin janowitz he's our director of photography absolutely phenomenal
1:00:30
stephanika okay who is our production designer hannah sterwald our editor
1:00:35
incredible actors like constance of joomla and scotty thompson and raphael corkill and just really the whole
1:00:42
the whole shebang and getting just everybody together to just create something that was um a wonderful
1:00:47
wonderful piece of art and something that was impactful and ultimately we hope make a difference yeah so
1:00:53
and on that note we can uh in a future live stream we can talk more in detail about
1:00:58
the uh the process of making the short film yes actually yeah and yeah and yeah
1:01:04

we're actually just about out of time right now so um just want to wrap up and say thank you so much prince daniel
1:01:11
thank you very very much for joining us i appreciate it and
1:01:17
uh we'll be out there you know please help us out we're trying to make an incredible
1:01:22
tv series that's just amazing thank you all for participating and pledging
1:01:28
we're so appreciative thank you thank you thank you yeah and once again if you'd like to express interest in the
1:01:34
german king just go to angel.com german king right yeah angel.com german king
1:01:40
and once again a huge huge thank you to everybody who's expressed interest so far and we're one step closer to getting
1:01:46
the german king series made thank you all so very much and uh we'll see you
1:01:51
next time yes see you later bye bye our enemies will try to make you
1:01:57
forget who you are [Music]
1:02:03
rudolph these
1:02:16
know that everything i did i did so that our people would be free what's the
1:02:21
matter rudolph the kaiser's like family raised us brothers to go against you wilhelm is not your family your skin
1:02:27
will always be the color of the rich cameroonian soil and they will always walk over it as if
1:02:33
your family would rule under german protection so why did you turn against us your father's new ideas of
1:02:38
independence are cancer i fear have infected you too
1:02:44
[Music] einen creek
1:02:50
[Music]
1:03:19
you

0:03
it's who you are who you are
0:29
[Music]
0:37
[Music]
0:45
[Music]
1:18
[Music]
1:31
our enemies will try to make you forget who you are
1:52
know that everything i did i did so that our people would be free what's the
1:57
matter rudolph the kaiser's like family but raised its brothers to go against wilhelm is not
2:02
your family your skin will always be the color of the rich cameroonian soil and they will always walk over it as if
2:09
they own it your family would rule under german protection so why did you turn against us your father's new ideas of
2:15
independence are cancer i fear have infected you too abba made their henchmen human
2:20
[Music]
The German King
2:31
what you've just watched is part of our award-winning short film about rudolph manga bell a heroic king resistance
2:37
leader and martyr in the liberation of cameroon a german colony in africa it's a powerful chapter of lost history that
2:43
deserves to be reclaimed and turned into a multi-season tv series so we can tell the whole story to a new generation the
2:50
most compelling stories are true ones you can help us tell this true story of a real life african hero by expressing
2:56
your interest at angel.com german king the german king is the story about the
3:02
brave people who stood up against oppression and rebelled against german occupation it's very much a moses story

3:09
rudolf dweller manga bell is an african born in cameroon and like moses he is raised as a royal in foreign courts in
3:15
his case germany when he returns to cameroon he sees how his people are being subjugated oppressed and enslaved
3:22
and he rebels he sacrifices his kingly comforts enriches the good of his people
3:28
if you believe what martin luther king jr said injustice anywhere is a threat to justice everywhere then understanding
3:35
this story of injustice and how it was overcome is important and we see that this issue is still an issue today we've
3:42
seen films of heroic overcoming of injustice before but the german king offers a previously unseen view of
3:49
african valor and reclaims a lost history for modern audiences by immortalizing these stories in film
3:56
we preserve and keep them fresh in the minds of this and future generations seeing africans as royals with a culture
4:02
and heritage celebrated positively instead of stereotypically young boys and girls of color will see
4:08
people who look like they do they'll see themselves represented in robust meaningful dignified ways you'll also
4:16
love seeing traditional costumes language landscapes architecture the majesty and splendor of africa during
4:22
that time and you'll also see of course the extravagance of the european royals and the palaces and culture in this
4:27
series you'll see humanity and its glorious goodness as you see the explorers and missionaries who spread
4:32
the gospel and seek to end subjugation but you'll also see those who wanted to do the exact opposite you'll see what
4:38
happens when greed and gluttony become a priority and the horrific consequences when we cease to see each other as human

4:45
beings we need your help to teach future generations what heroism looks like go
4:50
to angel.com german king to show your support for this project now there is an old african proverb that says the tale
4:57
of the hunt will always glorify the hunter until the lion speaks this project finally gives a voice to the
5:03
lion and many of our cast and crew are native africans or descendants of africans
5:09
takumba mccormick currently voices the role of isaac in the hit netflix animated series castlevania other acting
5:14
credits which are a ton include blockbusters such as oscar-nominated blood diamond battle los angeles where
5:20
we met and captain america winter soldier the german king series writer glenton richards is a writer's guild
5:26
award-nominated writer having written on the hugely successful series the expanse as well as having worked on shows like
5:33
vargo and american crime and we have some amazing other film professionals like emmy award-winning editor stephanie
5:40
filo multiple grammy award winner mark patson as a composer we are so thrilled
5:45
to be working with angel studios for distribution angel studio series the chosen the world's biggest tv series on
5:50
the life of jesus christ has generated hundreds of millions of views and over a hundred million dollars i feel like i
5:57
can identify with rudolph dwala magabel we are both west african we both grew up under colonial influence i was born in
6:04
sierra leone and i was raised in kenya i attended a prestigious private english school and everything i learned was
6:10
about how amazing colonialism was and learned nothing about the rich history and culture of africa prior to european
6:16

arrival so very much like rudolph i was indoctrinated into a foreign culture with very little knowledge of my own
6:23
think about it if asked to name a famous african most americans would say black panther which is a fictional superhero
6:30
some may say nelson mandela but there are so many more real-life superheroes from africa and this series is going to
6:36
share several other stories with you i grew up in africa and even i never knew african kings like rudolf dweller
6:42
manga belle or queen yeah even existed i would watch movies like braveheart and saving private ryan and
6:48
lincoln and i would think i wish we had more films that celebrated our great african heroes
6:54
so that inspired me to make the short film the german king but it really deserves to be turned into a
6:59
multi-season tv series to tell the whole story we want the next generation to get to see these real-life heroes who lived
7:06
in africa this is a series we hope will empower communities around the world to celebrate and honor their african
7:12
heritage you can join us and express your interest in helping us tell this story of courage sacrifice faith empathy
7:18
and love by visiting angel.com german
Introductions
7:28
king hello everybody hello hello and welcome thank you so much welcome
7:36
yeah for sure we uh uh thank you so much for everybody who cross posted um who's
7:41
been you know checking out these streams uh glenn let me let you take it you're more comfortable with this than i am
7:46
you've been doing these yeah yeah this is my uh third live stream now so i kind of feel like a pro at this point so uh
7:54
yeah yeah this is your first uh but you'll get the hang of it soon it's like it's like riding a bike
7:59

yeah right right but uh but yeah my name is glenson richards i am the writer and executive
8:06
producer for the german king and chris would you like to introduce yourself i'm chris freeman um i'm the writer and
8:13
one of the directors on the german king and and also the producer uh so uh there's a there's a lot a lot of
8:20
titles for all of us to wear on this awesome series exactly you're a man of many hats
8:27
absolutely oh that's why you know you need it when you have a shaved dome you need to wear a lot of hats
8:34
exactly um so um yeah like i said yeah this is our first our third uh live
Shoutouts
8:40
stream and our our first together and uh wanted to give a shout out um to um
8:46
people that have posted cross-posted and shared about the german king shout out to kings
8:52
of saul king of solomon for uh for sharing about this live stream thank you so much
9:00
and we're going to be you know with you guys for the next you know 30 45 minutes and
9:06
we want you to express your info this little tv show so we can get this series made
9:12
if you can go to angel.com german king and express your interest at
9:18
any amount and show angel that you are interested in seeing this tv series get made it's an amazing
9:26
tv series um about the life of rudolph manga bell and not not just him but about
9:33
just the scramble for africa about that that time period in the early 1900s uh
9:38
fighting colonialism and it's an amazing story and we're really excited to tell
9:43
this story and and have it on your tv screens so uh so yes please please uh go
9:50
to angel.com german king we'll give you a shout out once you express your interest and uh oh
9:56
hello from tennessee thank you lynn for tuning in uh and in addition to uh to
10:03
to um expressing interest if we get 15 people to express interest in this uh series i

10:10
think we should we should do something today um chris what are you thinking yeah we we have to and thank you
10:15
jennifer ferguson from columbus ohio my hometown for uh expressing interest that's really amazing um yeah we have to
10:22
do something glenn something that's fun and uh slightly embarrassing hopefully more embarrassing for you than me so
10:30
um how about yeah how about if we um uh like to share an embarrassing
10:37
like job or or something or just oh yeah funny and funny
10:43
yeah oh look i already got uh lynne has expressed interest 150
10:48
yes thank you so much i really appreciate that um so uh how about uh
Express Interest
10:54
yeah um if we get 15 people to express interest then we can share like a past
11:02
uh job that we worked in the industry i i've got a couple definitely
11:07
that i think could be fun me too i think we all do we're still standing yeah we definitely did something humiliating uh
11:13
at some point in this industry yeah it's just par for the course um and we and we
11:18
need what 14 because we have lynn lynn just expressed interest so we need 14. so 14 more people if 14 more people
11:25
tuning in uh click on uh angel.com german king and express interest
11:33
we can share a really embarrassing or fun story yeah and we've already had 660 people um
11:39
have expressed interest in the show which is absolutely awesome we're grateful for every single person
11:45
yeah it is we're there's a momentum um to this that is unlike anything i've
11:50
been a part of uh because it's it's so uh people letting us know what they want to
11:56
see and what they want to um you know what they're supporting themselves it's not this like even though we love angel

12:02
studios it's not they're not making the decisions it's the fans it's people who want to see the show and that's what i
12:08
love about this process so totally totally um yeah it's really exciting yeah over
12:16
550 000 or 560 000 in terms of express interest
12:22
he's thank you sir yes yes thank you thank you so much um 569
12:29
000 uh in express interest over 660 people uh catherine great to see you both
12:37
of our awesome right on our writing team an amazing person john hardin from clayton ohio thank you
12:44
so much ohio supporters yeah man ohio coming in strong
13:04
yeah exactly um yeah some of my peeps from from la please uh give a shout out some Updates
13:10
people from dallas uh give a shout out as well that'd be great um that's right but uh yeah just some updates on uh on
13:18
the german king uh as things have been moving along we've been you know talking and and uh bouncing around some
13:26
ideas for for the series which has been really amazing we also have some talent
13:31
that is interested in in uh this show some actually pretty big name talent which is really cool it's
13:36
like uh kind of it starts to crystallize when you actually have people that are saying that i'd be interested in acting in this
13:43
project and remember alan clinton is an industry speak so we have actors involved right yes
13:53
clearly i haven't had enough of you this morning yeah i mean there's a lot of talent
13:58
already on the show but this is the on-screen talent the actors the beautiful people that that act and
14:05
bring our words to life um yeah uh oh wow we have another anonymous donor uh yes thank you so much
14:12
for expressing interest um that is so so amazing so um that's uh

14:18
two we've got uh yeah at least 13 more people uh to hit our goal
14:23
um that would be amazing um and so yeah we i had him had a wonderful
14:29
meeting um about a week or so ago with a with an amazing and talented actor who is who was just
14:36
blown away by this story and is very interested um in this in acting in the series um
14:44
and so yeah i can't reveal the name or any any other details aside from that maybe maybe we'll do that at a later
14:51
uh date he actually yeah not yet yeah not yet
14:56
he would be he actually said he would be interested in coming on one of these live streams so so maybe i thought yeah
15:04
yeah yeah once again the necessary details uh and and we can
15:10
yeah exactly yeah that's yeah that's my son used to do this thing clinton where i would tell
15:16
him it was time for bed and he would go i'd be like okay it's 15 minutes you got to go to bed because i need to give him a heads up because he's in the middle of
15:22
playing and having a blast with his legos whatever and i'm like 15 minutes and you gotta go to bed and he'd go but
15:28
not yet and then like so it was always yeah like you've got this great talent to share but not yet
15:37
what's really amazing too just to share with everybody is um you know we've got like the full court
15:42
press on as far as like how we're reaching out to people we want all the right people involved in the show and um
15:48
ade glinton myself katherine um many of the other people that are coming in we have
15:55
so many great relationships with talent on-screen talent actors and really awesome people that other things i've
16:02
been doing other movies i've made or whatever i haven't really been able to go to certain people because it just didn't fit for them and now this is kind
16:10

of almost fits everybody like there's something for almost everybody in this and that's what i love about it um about
16:17
the show it's just like they're you know they're actors that are in something action-based there's some action in it
16:22
actors that are in romance and drama there's a ton of that in it historical actors that would only do
16:28
things like you know um you know like the crown or certain things like that we're like hey wait
16:34
we're doing our version of the crown it's a different crown and other crowns you've never seen and you know you know so i think it's
16:41
just really exciting about the potential for the the team that we're going to be you know continuing to put together for
16:47
this for sure yeah i i often describe this show to people as um the crown meets
16:53
game of thrones just without the nudity and you know that kind of stuff but
16:59
we're gonna yeah we're gonna dial back the gore in the blood too i mean i'm all for a good thing like we talked about
17:05
this is the one this is like a version of a william wallace type story that just i didn't know who william wallace
17:10
wasn't i saw braveheart and then afterwards i'm going freedom and i'm yelling and you know like after the
17:16
movie you know i was obviously a lot a lot younger when i saw it the first time but that being said exactly um
17:23
there's this element of that to it we just are not going to maybe have all the limbs being locked off and blood spurting in the camera and that we see
17:30
in braveheart we are going to have really cool battle seeds right clinton we are going to yeah
17:37
exactly yeah it's going to be it's going to be epic it's um what's what's great about this series is like it's going to
Africa
17:44
take place not only in africa but also we'll have parts in europe that's going
17:50

to be big we're going to have the scenes in castles and we're going to
17:55
have scenes on battlefields and it's going to be very broad very very big um and just an
18:02
amazing story and and uh so i'm really excited yeah catherine says righteous battles exactly
18:09
um well and uh and isaiah was just sending some photos to me um from one of uh from a couple of different places
18:15
and that he isn't out that he's been in africa and one of the locations that he spoke to like the cannons are still the
18:22
armaments are still in place from like five six hundred years ago and it's just just looking at it i'm just like
18:28
okay we couldn't build this set this is too cool and you know so there's this
18:33
element of that and obviously dwelling people are water people and people forget that about africa and i know
18:38
we're going to get into this they forget that there are people think about desert and and you know uh this it's like it is
18:46
lush there are there's you know water people that were amazing athletes and amazing you know warriors and uh it's
18:52
just not what our i guess preconceived notions from the west you know it doesn't always those those certainly
18:58
aren't always true so um so that's kind of exciting about all that side of it too just how beautiful everything is
19:04
gonna lush and how beautiful it's gonna be when we're in africa yeah absolutely and so um today we
19:11
wanted to talk a little bit about just um the writing process and and just
19:16
where we are in terms of you know uh bringing this idea together we we've got
19:22
a great group of writers that we've been kind of meeting with and bouncing ideas around with in terms of this series and this
19:29
potential this potential series so and it's just everyone is so smart uh so
19:35

brilliant brings such such great ideas to this uh show and so really excited to to bring
19:42
this to life thank you so much another anonymous person thank you express interest for
19:47
200 that's amazing um and uh and so yeah it's um it's something that's been
19:54
really amazing to to watch and and to help spearhead um um as a the head
20:00
writer myself uh which has been uh a new role for me i i'm
20:05
i've been involved on a number of different shows but uh leading this process has been really amazing and and
20:12
uh challenging in some ways but also just really just awesome is because honestly like having a great team is
20:19
just makes all the difference because it when everyone's kind of like carrying the load a little bit it just makes it
20:25
so um fun and so so engaging and it's like i can't wait to like meet with
20:31
other people to meet with the team and then talk you know every week and you know and do that whole thing so
20:37
it's been really welcoming don't share that i think glenn i think people would be interested to hear that
20:42
so you obviously wrote on the expanse um and you know you've been nominated for awards for
20:48
what was it like uh in that large of a writer's room and that kind of you know what what was it
20:54
like like just the experience that yeah people would be hearing about yeah so i've been on i've been on a
The Expanse
21:00
number of shows um i've been on you know shows like fargo i've been on american
21:05
crime um yeah and most recently uh the expanse and um the expanse was a little bit
21:13
i've been on in really small writers rooms i've been in big room realms i i think the expanse was kind of like a
21:18
little bit in the middle um for that um in terms of like the number of writers and that kind of thing
21:24

but it was really amazing it's such a talented group of writers and the expanses was based on a on a
21:31
series of books um so we had kind of a little bit of a of a guideline of um
21:38
kind of where to go i thank you so much another anonymous person uh
21:45
um but uh but within that we we have the authors of the show who are also writers
21:51
on on the or yeah they're authors of the books they were also writers on the tv showings as well oh cool that's too much
21:58
yeah i mean yes yeah but they were really great in in terms of being able they were just open
22:05
to whatever ideas that we had even if it was kind of like straight from the books a little bit um if yeah if they if it
22:12
was a better idea they're they're all for it and so that was really really cool and being able to kind of
22:17
do that and and um and kind of just be able to you know
22:23
have that um i don't know just just um working in terms of sci-fi
22:30
like you're i know it's like the world is your oyster but it's more like the universe is your oyster it's it's
22:35
yeah right yeah do whatever which is
22:44
yeah yeah we had incredibly smart people like noreen shankar he was our showrunner um he had worked on other shows like um
22:51
star trek um and and you know a bunch of other things and and we just have you
22:57
know writers from all walks of life come in and so uh so yes that was really great to be able to do that i was i was
23:03
on since uh season three of the show um i actually started as an assistant in the room and worked my way up to writer
23:11
and and we were on two different networks we started on sci-fi we got cancelled and
23:18
and then within 10 days our fans had launched um a campaign to essentially
23:24

get us renewed and and picked up at amazon which is incredible and it also shows me the power of of just fans in
23:31
action of yeah just the people just kind of like showing um expressing interest
23:36
essentially of what they want to see on tv they did it in a different way they were just like yeah and by the way if
23:42
you want to interest in german king please go to angel.com german king to
23:47
let us know that you are interested in seeing this series yeah um yeah so
23:52
so glit from from like uh from a um outside perspective um and
23:58
i'll share a little bit of my writing process too what what's your uh process as far as when you let's say it's your
24:03
own piece and you're just writing your own pilot for your own idea start to finish blank page
24:09
what do you do from there what's the how does that go well i would say after about like five
24:15
minutes of just crying
24:24
all right here we go yeah but it's very funny it's like every i feel like with every i i've you
The Imposter Syndrome
24:31
know obviously written a number of scripts over the years um and um
24:36
and many of them have been really good and some have not been so great um but uh but you you learned a
24:44
process of how to create a story and i think honestly every time i
24:50
um start a new story uh start sit down to write a new script i get a little bit of like imposter
24:55
syndrome um where i just feel like oh my gosh it's like what like i'm gonna write this story and it's
25:02
supposed to be good and and it's just like it feels like so that creeps in just for a little bit
25:07
and so you're just gonna have to push that out and just be like no i know this story i've i've bounced around in my
25:13

head enough i've you know i've you know chatted with other friends to kind of talk it out and yeah
25:19
and this is something that i think could be really fun so i want to tell the story and and the thing for people to
25:25
know is like when you write a script the first draft is always going to be the worst draft
25:30
it might be very good but it's all also going to be the worst it might be really good
25:36
generally yeah yeah it might be good
25:47
and then you're haunted by actors who go well this is just a road map right the script is only a road you're like what oh there's an important line in there
25:54
that anchors the whole you know subplot or something you know so yeah there's a there's a definite uh that that's crazy
26:01
that you know what but i think i think that humility that you feel when you sit down to do it um i feel the same way
26:07
called the imposter syndrome but the idea that like am i really going to embark on this gonna be can you know
26:13
it's not even a can i do it it's just a oh can i but it's like it's gonna be good i'm
26:20
done you know it says or can i get i think that's the thing that i i kind
26:25
of come up against where i'm like well i love the i love something about it and that's why i want to write it you know you don't know it all from the beginning
26:32
anyway you never could even if someone's process is a treatment or beat sheets or whatever they end up doing i mean
26:38
personally i create a playlist first and uh with music and that i just know
26:45
somehow is going to inform certain scenes or represent certain certain beats in the arc of the story so
26:51
that i can just have something that i'm listening to and you know i don't know how many uh i probably shouldn't say
26:57
this on a live stream but i don't know how many like uh lyric lines i'm like that's such a great line i'm gonna

27:03
change that and use that idea in my in this scene that you know the sentiment of it you know while i'm like trying to
27:10
figure the story out so that the playlist is really helpful and visuals i usually start like a um i
27:16
mean i you know i've i've been directing for a while so i've really learned how to um
27:22
i've i've made a lot of mistakes so when you do that you learn how to approach the visuals like you know how
27:29
big is this going to be because obviously we know we're anchored by a budget you know what i mean on everything you know even in advance you
27:35
said you could do anything you want it's kind of true especially since amazon was producing it but
27:41
but you know you're still at some point it's like a million like 50 billion aliens attack the ship from every angle
27:48
it's like could we just change that to a hundred you know yeah yeah exactly you know so anyway uh no but i think
27:56
about um i think about what was your favorite um one of your favorite moments do you think working on the expanse or just in
28:02
in right in other you know other flows yeah no uh it's funny that you say that
Pitching Ideas
28:08
about the uh you know kind of the budget being kind of like kind of narrowed down um because i i
28:15
there's there's one time i did pitch an idea for i think it was season five of the expanse and it was
28:22
basically it it was a very expensive um idea and and they did it um
28:29
and uh and so so yeah it was but it was really funny
28:34
because it was just like um you you pissed as a writer
28:39
and then the sure runner um essentially will say you know that's a great idea or
28:45
that's a great idea but it's very expensive and so what they have to do as a showrunner is you have to

28:52
really kind of think in constraints of the production of like what can be shot
28:57
and what is you know like you know a too big of a budget for for what we want to do
29:03
so it's like how can you tell an interesting story within the constraints of you know the money that you have um
29:10
so it's really um really awesome to be able to kind of like have those moments where it's like oh you pitch an idea and
29:17
and like everyone around the room is just like yeah that's that's actually really smart you know and so so it's
29:23
like having heavy moments like that in uh on the expanse was was really kind of
29:28
that's awesome what a cool yeah that's like a life-changing like moment or like the defining a career defining moment
29:35
like yeah
From Script to Screen
29:40
i would say that is um really fun um was a really great moment but also being
29:46
able to create a whole um web series because what we did for season six of the expanse is in addition
29:52
to the main uh season um amazon approached us and they said we'd like to create this
29:57
web series and we'd like you guys to you know create this you know and come up with the ideas or whatever
30:03
and so myself and and um um juliana who's my was my um who's the staff
30:08
writer also on the expanse um we created this series together we came up with these ideas from scratch and um we
30:15
pitched it to amazon and and they liked it and we ended up filming you know five
30:21
of these episodes and we got nominated for a writer's guild award which is amazing um so just kind of being being a
30:28
part of that process from start to finish was it was incredible um and you know that kind of gave me a little bit

30:35
of my first taste of like um producing on a larger on a larger scale being able to
30:43
create something from start to finish being able to get notes and make changes and and kind of seeing something um yeah
30:50
from script to screen yeah no that's a from yeah from script to screen plus you got a little taste of
30:56
power exactly right a lot it's a lot of validation and
31:03
working really hard and you know um you know i i've i would say this i would say
31:08
like one of my favorite moments just do in the industry and doing this is um i've directed i've been fortunate enough
31:13
to write and direct some of my own stuff for feature films and i've worked with actors that i watched when i was a kid
31:20
like one of my one of my you know one of my kids calling my friend now and just an actor that i absolutely love and i
31:26
just think is so underrated to see thomas howe and my sister had posters of him up from the outsiders and with rob
31:33
lowe and tom cruise and had all my sister had posters of people up in a room and it's just cool later in life
31:39
that when i watched his movies like the outsiders or e.t and then just to be having a conversation about the dialogue in a
31:45
scene and he he actually cares enough to go wait wouldn't i do this and just sitting there and you know some i've
31:51
worked with edo ross and i've just worked with some really great actors i can't list them all but elizabeth rome
31:56
edo ross nick gonzalez um you know just tons of really great um
32:02
uh just tons of really great people too and it's just it's such a cool moment
32:08
when you step away and you look like you know after they actually made the notes and the changes oh my gosh lauren b from
32:14
georgia thank you we just uh wow thank you so much was that 5 000.

32:19
yes it was thank you for expressing your incredible so humble it must have been my amazing story that i was telling you
32:26
yeah i mean
32:31
and i almost like went online to express interest i was just like this is amazing
32:38
captivating yes that is so great but thank you so much everyone and once again uh if you
32:45
can uh express interest uh in this show we get so we can bring this series to life go to angel.com
32:52
four slash german king um pl and please share it with your friends your family
32:57
your enemies whomever um
33:02
i love them so i saw the elvis movie which i loved i liked boz lerman a lot and i think it's a real accomplishment
33:07
to be able to bundle it together and um show the roots of where it came from uh
33:12
and the african-american community and where the music came from i just thought it was pretty well but that being said uh um i
33:20
think it's crazy colonel parker would sell i love elvis buttons and also i hate elvis buttons because he was like
33:27
hey if they hate you at least we'll get money from them for it like crazy
33:32
like carnival salesman like what he did um but but you know i actually do think what what what's what kind of rings true
33:39
just about that too is his life the fans made him too and i just i don't know how we got away from the fact that the
33:46
studios would say oh this actor's worth 10 million dollars and everyone will watch this movie if we just put their face on it now suddenly we're a little
33:53
bit further away from the giant movie star and we're more about the content we're more about like
33:59
who is the you know what is this about what does it say is it positive to the world does it bring light to the world

34:04
is there something is there a reason to you know to get behind this project and i feel yeah you know absolutely with
34:11
what we're doing with the german king that there's a ton of reason to get involved and support it yeah
34:17
yeah yeah and that's honestly why i'm so grateful to angel studios who's the studio behind this project um for for
34:25
helping spearhead this this project and and bring it to life uh as you know they
34:30
recognize the importance of this story they recognize um yeah the amazing drama in this story
34:37
and so being able to to then go out and you know
34:43
get people to express interest in this project to potentially make it into a you know actual tv series is amazing and
34:50
so hats off to everyone at angel studios for for getting behind this project and
34:55
and helping um every single day so it's been incredible yeah absolutely glenn and i'll just mention too it's just like
35:01
what i think is really cool about the creator community at angel is the other there are other um there are other
35:06
creators teams creative teams like us that are you know working on their uh shows or their series or movie feature
35:12
whatever it is and it's a very supportive like community it's it's like we you know
35:18
shout out like i was able to meet the the um ladies behind pharma um you know
35:23
in person when we were at angel studios when our day and i were there um shooting some of the promo stuff and
35:29
it's just awesome they're just every we all are kind of this in the same place um i don't want to say emotionally but like
35:36
we all feel our stories are important and seeing other people say hey we think it's important too
35:42
validates it and helps us keep going on the journey which is why we need the support you know we need people to

35:48
express interest um so yeah yeah exactly um and so i was uh
35:54
curious on what are you um like what moments are there any are there any moments that
36:01
you're excited to see in season one without giving too much away are are there any
36:06
characters or anything yeah yeah actually interestingly enough the cap carry character uh so there's this
36:14
female warrior who we really haven't um i haven't seen in much there's a glimpse
36:19
of her in black panther there's a glimpse of her um coming out in different i think bands of content in
36:25
the future um from you know but the idea that oh thank you arizona thank you
36:32
another anonymous donor uh thank you for expressing interest uh for for this project yes we're getting
36:38
even faster we uh if we if we get 15 people we can uh share um a job that we worked on that yeah
36:47
we're really excited i i've thought of one that i'm i'm excited to share so oh beautiful beautiful i'm ready i've got
36:53
mine ready too well yeah i've got a cup you know i'm sure we have both have a bunch but i i think i think just you
36:58
know getting getting back to that is seeing um there's an element of um
37:04
the count of monte cristo in this and what i mean by that is people who they have stuff taken from them and they have
37:10
to rea they have to adapt and learn how to get new skills whether they're whether it's rudolph becoming an
37:16
attorney and learning the legal system of germany so that he can say hey you're breaking your own laws you know if you
37:23
guys agree with rule of law then you're breaking your laws same thing with the warriors where sometimes the the men
37:28

weren't didn't step up and sometimes the women had to step up and fight just like in life just like you know in every
37:34
other area of life um different people become heroes unlike unlikely heroes and i think that to me
37:41
is i'm so excited if it's not necessarily one singular moment it's the moment we start building those
37:48
characters stories and we know where they're eventually going you know and so
37:53
to me it's kind of like the origin story glenn like if we can pull off all the origin stories
37:59
as we're as we're writing and as we're shooting and as we're planning um then it's just gonna be that much more
38:05
powerful when they get they extract their vengeance or retribution whatever it may be
38:11
yeah yeah no um what's what's really um great about just the writing process in
38:17
general is being able to kind of see the end where you want to take a character or take um just a situation or um or a show
38:27
uh oh we had another thank you so much this is incredible um
38:35
that's right but um what's great yeah what's great being set up like you said that origin
38:41
story essentially um for these characters so uh in the pilot i think for the for the
38:47
german king i think we've we've thought of some really interesting ways to kind of uh
38:52
show these characters in like um a place that they're gonna be very
38:58
different from by the end of season one or by season two um and it's gonna be really interesting to kind of like
39:05
take the audience on that journey from seeing uh people as friends that later
39:11
become enemies people that you know are really timid
39:16
initially really become great leaders later on and so kind of being able to kind of show
39:23
the the impetus of what made people who they are of what kind of
39:29

um almost i guess inciting incidents really um that that really kind of helps spark um
39:36
something in these characters will be really interesting to show and so those are some of the moments that i really look
39:42
for when i sit down to write like a pilot or um or any any script really
39:48
is just looking for those little moments that you can really build upon to then um
Law of Diminishing Returns
39:54
you know have a really great payoff at the end because it's like the payoffs are the payoffs are amazing but it's not
40:00
it's not as great unless you have a really good setup so you have that's absolutely right it's the law of
40:05
diminishing returns like the stakes have to get bigger and everything has to keep going which i think it reminds me of it
40:11
reminds me of a quote from um uh there's two different two different quotes um i'm gonna butcher the second
40:16
one but the first one's from nicholas cage and he just says what do actors look for in a script and he's like actors want to say cool stuff
40:23
they want to look cool and they want to say cool stuff right which of course you know coming from pages that's america
40:28
it's amazing but um anthony hopkins sets chaired a similar sentiment but he said actors are looking
40:34
for their moments in the script and i think that as a director as a writer as an actor i think
40:40
any creative side of this it's you're looking for those um the studios call them the trailer moments right like
40:46
you're looking for the trailer moment where the audio like oh it's leaping with the sword coming down on a you know
40:52
a wave of enemies and you're like this is amazing i want to see this thing right so i think that us
40:59
architects of that and you know you being the head architect of it on the show and you and i day and and us being
41:06

kind of like you know all you know um encompassing although i'm certain like i have my voice in the the thing but uh
41:12
it's it's pretty it's pretty exciting man it's a and it's a lot of responsibility too actually which is another yeah which
41:19
i guess a good segue into the themes like we were going to talk about like it's a you know there are these universal themes with all the stories
41:25
that we're telling i mean simply what you were talking about two brothers that i mean how universal is that theme two
41:31
brothers grow up loving each other spending their childhood together and then become enemies you know on different sides of a war on different
41:38
sides of an argument on different sides of business whatever you know and you
41:43
know and it's like yeah i feel like it's just universal those themes that were that we're kind of dealing with
Universal Themes
41:50
yeah yeah there are definitely um some really interesting universal themes um
41:55
one thing that we've been discussing is just like how in the early 1900s there are certain types of technology things
42:01
that don't exist now that kind of can be um a bit of a hurdle um in terms of the
42:08
characters and in terms of just communication that kind of thing so
42:13
like you know your letter writing was the form of communication um back then and it's just like if you didn't um you
42:21
wrote a letter and you hoped it would reach the final destination the person that you're trying to reach but there's
42:27
no instant gratification of like texting somebody and like you know getting a text back you know 30 seconds later he's
42:34
like he's like yes right you send a letter and you wait weeks and he's like
42:39
i think that person is still alive right are they yeah the delayed gratification
42:44

well think about someone sending a letter from like you know cape town to uh london you know it's like how long
42:51
would that take you know and back then also too at delayed gratification i dare
42:56
i say it made things more uh interesting and made them more powerful when you did receive the love letter that had the
43:02
little spray of perfume on it ah you know what i mean
43:07
i have one letter from the person i've been pining for and in love instead of like a hundred texts and
43:13
pictures of their avocado toast and everything else that you can show yeah
43:19
just a thought right so it's kind of i don't know a romantic in me i certainly wouldn't
43:24
have liked not bathing and being dirty and not having electricity all the time and heat and cool and all that running
43:30
water everywhere but the romantic side is man when you really wanted something
43:35
you had to fight you know yeah and yeah back then i mean even if it just even
43:41
walking in the you know even getting from point a to point b so i think that the technology those themes i don't think it changes
43:48
you know the fact that we can check on our family or with just a quick call whatever they would check on it in a
43:53
different way their family would they knew where all their family were they would let each other know if they were traveling you know interesting just
43:59
crazy stuff right it's a dif uh and we're all still humans you know we're the same humans we just
44:04
things of uh technologies advance so it's it's a different it's kind of interesting
44:10
yeah yeah absolutely um and uh so yeah it's it's um it's really exciting stuff
Working With Actors
44:16
and um uh oh one thing that we were going to to kind of talk about um i mean it's that
44:23
having worked in hollywood we get a chance to work with some really amazing people a lot of times and um

44:32
and those include actors as well um and a couple uh a couple of people that i've had a
44:37
chance to work with have been really amazing um one is uh billy bob thornton um we work together on fargo um
44:45
there's uh myself that little uh fresh-faced kid um with uh with billy
44:50
bob uh beautiful yeah uh that was i think that was for the press uh press day for
44:55
uh fargo season one um another person i got a chance to work with jordan peel
45:01
um the amazing actor has turned uh director um we worked together uh years
45:08
ago and uh yeah amazing person super friendly um both him and keegan michael key are are great
45:15
and uh so yeah so those are some some really that's awesome well you know what
45:21
i'll i'll bring it up because you just use jordan pills so my my my dear friends uh sean redick and yvette yates
45:27
redick um they actually shot executive produced get out with jordan peel so
45:32
yeah he was one of the one of the one of the people because there were other guys
45:37
involved um a bunch of people involved obviously putting that amazing project together
45:43
but they just uh did a premiere for a day shift their movie with jamie foxx which is on netflix which is released
45:50
today and uh i was invited to the premiere in uh los angeles but i couldn't i just
45:56
couldn't do it uh and it would have been cool because i
46:03
worked on i worked for michael mann on collateral and um uh miami vice and so i've spent a lot of
46:10
time getting jamie foxx's lunch and other things so it'd be good to see him again
46:15
you know yeah yeah but he was wonderful he you know he also i also you know had drinks at his house
46:21

and other things so he was a wonderful uh you know a good dude and um so it would have been
46:26
cool i will say having worked on a number of productions um you can't do your job if
46:33
you haven't had a good lunch so craft services is very important so hats
46:38
off to anyone who's ever gotten lunch for
46:46
actually part of my humiliating story will involve that if we're gonna you know if we reach our uh threshold which i think we will but um yeah yeah yeah
46:54
i think having a hundred plus lunches to deliver to a production office a full team you know on a giant feature and
47:01
having one person responsible for it is actually pretty stressful
47:08
not like they just you order and pick them up you gotta you check everything it's just crazy you know people are not
47:13
happy when they get the wrong lunch right totally
47:18
um so eva we wanted to um
Trailer
47:25
before we do that we want to show just um uh a one minute trailer of the
47:31
uh the short film for uh the german king so so do that up now and we'll be back
47:36
in just a minute our enemies will try to make you forget
47:41
who you are [Music]
48:00
know that everything i did i did so that our people would be free what's the
48:05
matter rudolph the kaiser's like family but raised us brothers to go against you wilhelm is not your family your skin
48:11
will always be the color of the rich cameroonian soil and they will always walk over it as if
48:17
they own it your family would rule under german protection so why did you turn against us your
48:22
father's new ideas of independence are cancer i fear have infected you too
48:27

minus human status to iron [Music]
48:42
that's so great yeah who we miss who should be here uh but you know we're we're we're uh he he's traipsing around
48:49
the world we know how the globe trotting out day is so
48:54
i never know where he's back but i'll talk to him oh oh thank you anonymous one more show of interest thank you so
49:01
much yeah so that gets us up so thank you so much to everyone that has expressed interest
49:07
uh yes and please yes once again go to go to angel.com forward slash german king
49:13
it's interest uh smash that like button and subscribe as the uh as a kid say
49:19
that's right so we need seven more we need seven more people to express interest and we'll be there so i believe now we might be
49:27
i believe that might be six more now maybe oh okay good
49:32
but uh yeah i mean your math is better than mine but uh yeah yeah we're gonna run off either
49:38
way we are closing in yeah we are closing we're closing in on that goal okay seven
49:44
more wait i just started from the studio it's seven more okay
49:51
all right um so there's a big anniversary um uh this week um and then
August 8th
49:57
that is the anniversary of the death of rudolph manga bell um and do you want to
50:03
talk about that a little bit chris sure yeah yeah yeah um so yeah so monday so august 8th uh so in 1914 on august 8th
50:13
yeah is when um rudolph uh died and um and he and he died for his people so
50:20
uh be so obviously it is not just a big deal to um the people in cameroon and all the
50:26
diwala people it's uh there's a lot of around the world there there are um
50:32
dignitaries um you know from from from europe from america that go to
50:37
attend that have attended past memorials for him in cameroon and um we actually

50:42
have uh we actually have a few images that were sent to us we weren't fortunate enough to be there this year
50:48
hopefully we will be able to attend but um this first image that you're looking at this is actually where um rudolph was
50:55
killed and um this is basically a monument to this is the exact spot uh
51:02
and you can see the chairs in the background that this is where part of the ceremony um takes place at the
51:07
memorial and um we'll see some of the folks that attend but uh you can also see this this
51:13
carved boat which is really neat um this is to represent the dewalt people they're a water uh water tribe of water
51:20
people and um this is you know essentially placed here to just represent it and to
51:26
show it with honor um to honor uh rudolph um so
51:32
here's another this is another monument and all this is what happens is they start at one point and i was speaking to
51:39
prince daniel was um kind enough to walk through some of it with me and and he he's taking prince daniel who is the the
51:45
prince of cameroon yeah and he's and yes yeah thanks thanks and a direct descendant yeah of rudolph
51:52
mega bell yeah and really has been amazing a direct descendant has really been
51:58
amazing with helping us um access stories from the family things that we would you know normally
52:04
not uh have you know we wouldn't know where to get certain pieces of information and so um it's just a wonderful and prince daniel was we had
52:11
him as a guest on one of the uh one of the first live streams so hopefully we'll see him again because he
52:16
was awesome but uh he he basically says that they uh walk from place to place um
52:22

somewhat of a procession and they go and this is of course rudolph's final resting place um where they you
52:29
know they've come here and um yeah and um just just pretty pretty powerful
52:34
stuff uh there were obviously others that other martyrs other um people that they're
52:41
honoring as as part of the ceremony um although it's all you know senator rudolph's uh day of
52:47
death so it's pretty it's it's pretty pretty amazing and you know they have like religious leaders um
52:55
um obviously the the the king and um the royal party and um there are the dwala
53:02
tribe and members of that you can see the king and yellow there um but yeah
53:07
it's just incredible the entire yeah it's so it's hard for us to understand what it is because we in america and in
53:14
the west we don't necessarily have this moment of martyrdom we think about all our military that sacrificed at times to
53:20
um world war ii and really noble causes and things like that but we don't really have the leader that was
53:27
killed for the people and that's pretty it's pretty amazing you know
53:33
yeah yeah absolutely yeah it's like we we don't have um
53:38
battles like you know historically we don't have battles in america and we don't have these people that you know
53:44
really sacrifice their lives for for um an amazing cause i i'm you know
53:50
i'm from texas both my parents are from uh sierra leone and west africa but um i was born in texas and
53:56
um out there you learn a lot about the alamo about you know remember the alamos about The Alamo
54:02
you know these these people that you know sacrifice their lives um fighting you know
54:07
the mexican army and and from that they essentially became martyrs and so
54:12

that is like as close to martyrdom as i learned growing up as a kid so
54:19
that's a great yeah that's a really good comparison and and you know obviously the entire world you know fought that
54:24
act you know the evil powers of the nazis and you know other folks um which
54:30
is really amazing because where we start our story is right before the knox started about
54:36
20 years before they i don't know don't no historians call us out on this but essentially it was
54:43
our story starts and then the nazis were on the rise toward world war ii um because
54:49
our story is the lead up to world war one and and so it's um
54:54
it's pretty it's pretty intense how you know how sober some of the stuff in history is we're excited to tell the
55:00
stories but you know glenn we can go to the store and grab something we can you know you know we don't have bombs
55:05
raining down on our heads right now hallelujah you know poor people in other places yeah other places but it's like it's it's
55:13
kind of sobering to realize that this has been going on for a long time and people fighting against uh
55:19
oppressors you know absolutely and actually on that note about world war one it's going to be
55:25
really interesting obviously like this story um is largely around the life of rudolph
55:31
mangabell but there's but it's more of an ensemble type show and it's a very broad um reaching show and one of the
55:38
things that we hope to kind of you know talk about uh you know if we get like a season two or more um
55:45
is the lead up to world war one because a lot of the characters that are central to
55:51
this show will have direct impact essentially on the start of world war one
55:58
which will be really interesting to see i think if uh yeah if we can get to like you know season two um that would be
World War One

56:04
amazing to kind of like yeah kind of pay that off and so yeah sure we want to make we want to
56:10
make six seasons uh easily like we think we can maybe get there i don't know glenn and i weren't
56:15
really talking about this but all day and i have plenty so um well um so we're closing in on the end uh glenn
56:22
i i think we're just a few short um of our oh but we still have to share i mean
56:28
we can't well oh yeah we i think we definitely have to share like and to be honest like we had so much
56:34
participation today that uh so many people expressing interest one person expressing interest up to five at five
56:39
thousand dollars that's incredible um so i think i think we should absolutely go ahead and share our stories um
56:45
chris if you want to lead off and and she's always off because you're not a funny job or
56:51
yeah yeah okay so uh so i i did so i brought up lunch and getting lunch intentionally yeah because it's kind of
56:58
what the rite of passage is for anybody who works in the industry and so when uh
57:03
when i worked um on collateral and uh we had an amazing production office
57:10
staff and i was one of the pas to start and um i was uh they made this for us as
57:17
you can see my amazing uh photo and other people from the office they uh lord of the lunch is
57:27
this amazing or what uh so uh actually you know and this is all the production
57:32
staff actually wonderful wonderful yeah my dear friend carrie brody and karen
57:38
tarnicky the amazing production coordinator production manager epm producer yeah um uh ellen morris um
57:44
david silverton just really angelique cobbs who's wonderful but anyway i had to bring all them up but they were like
57:51

look at this and it was like everywhere in the office and i was like sitting there you know and it's like at least
57:57
they gave me a sword but also they're like these are the lords of the lunch if anything goes wrong
58:03
this is who you blame and you know and so it's kind of like you know but it was really fun
58:09
nice well i must say you look beautiful with long flowing hair fighting orcs and
58:15
uh and so yeah that's uh not much more needs to be said from that
58:20
um uh so my uh um random job that um
58:26
is really funny um that i actually you know like people are actually
58:32
kind of shocked to hear about um is so my very first job in the industry
58:37
was as a dinosaur wrangler and you're like think like i was a
58:43
dinosaur wrangler yes i worked on barney and friends i literally would help
58:48
barney baby bj get dressed in the morning
58:53
um i i was more in charge of the uh the little dinosaur so they're they're little people like uh baby bop and bj
59:00
and riff um he's the orange one uh so they they'd show up and they'd get in these black spandex and um and then like
59:07
i'd open up the back of their costumes um they'd climb inside i'd zip it up i put their heads on and then i take them
59:13
i walk them by their hands to stage and and that was my job for several months
59:18
and uh it's an amazing job i still keep it on my resume just because it's you know it's incredible it's you know how
59:24
can you get to say hi to the dinosaur wrangler but yeah
59:30
i got to work with barney and uh it was uh it was it was amazing so
59:35
that is my random job um so i hope uh i hope that the fans are
59:42

uh appreciated uh seeing those i love that you keep it
59:50
on your wrist but it's also a great talking point um i work i worked for the olson twins when they were twins young
59:55
it's still like not like on a future and um it was pretty uh not
1:00:01
because i don't like their work their their management team didn't have a lot of tact and were really not nice and so
1:00:09
uh so we had to do so it's kind of like a constant barrage of humiliations like
1:00:14
while you're trying to do your job you know like totally you know it's like you know but i would be proud of the work
1:00:21
but yeah my my kids my little sisters were big fans of the olsen twins of all
1:00:26
their hundreds of movies that they put out uh as kids and uh yeah so hats off to you for for
1:00:34
battling and working with their teams and everything so they were they were they were great it was like i said it
1:00:40
was uh you know we don't like to talk about negative stuff about but it was just it was just a rough you know not
1:00:46
knowing what i'm doing as an assistant and being berated half the time for stuff that i didn't even know what they're talking about was like you know
1:00:53
that was kind of tough but you know hey it builds character
1:00:58
yes yes character building absolutely um well thank you so much to everyone for
1:01:04
tuning in to this live stream it's been incredible um and please um oh and actually we have a couple
1:01:11
questions so let's uh let's get those answered um who actually now lives in manga's palace
1:01:18
and or how is the building being used or occupied today um great question from jennifer ferguson
1:01:24
i don't know the answer to that um i assume that
1:01:30
um the royal family still lives in the um the palace i don't i don't know
1:01:36

because i saw pictures of the royal family's home um but not a lot so uh actually this is
1:01:42
something that we'll just we'll have to kick this down the street to odd day for the next livestream yeah yeah
1:01:55
and it's a great question jennifer so thank you for asking it's an awesome question absolutely
1:02:01
so ooh who are your favorite side characters not just story lines um huh
1:02:08
well you did answer one earlier that you really liked and were excited to to see
1:02:13
i will say um i'm really excited to uh it's funny to call her a side character
1:02:20
because she's such an important character in history but um queen victoria i think is uh gonna be really
1:02:26
cool to see um yeah like like i said this this show takes place in in large
1:02:32
in africa but there's a lot of stuff that takes place in europe so germany england etc um it's going to be a very
1:02:39
wide-reaching show so i hope to really do her justice as a character but it'll
1:02:44
be really interesting to kind of uh to dive into her story a little bit as well you know and to that point clinton that
1:02:51
you just said about about victoria queen victoria um what i find that's interesting that we're doing um and you
1:02:57
know because i'm working on another project with her and it's i'm doing the character very different because we're
1:03:02
looking at her toward the twilight of her reign and she's just kind of trying to keep the peace of all her family members that
1:03:09
want that are waiting for her to die and pick her up kick her picture clean
1:03:14
right so so we're looking at this woman who kind of is one step ahead of all the other rulers in europe because she's
1:03:20
just got more power than they do and it's kind of we're seeing her through a different lens in the german king i think that i've seen her in um so it's
1:03:29
and i was actually you say victoria i say vicky is one of my uh

1:03:35
interesting characters and that i'm extremely excited about those are two different those are two different
1:03:41
characters for for audiences um there's a queen victoria then her there's her goddaughter um vicky um who is a
1:03:49
very important character who we haven't really seen much in like in terms of like historical shows or whatever
1:03:56
so that'll be really interesting to kind of to dive into that character as well definitely yeah for sure
1:04:02
yeah thanks katherine yeah great question um is it difficult to write characters
1:04:08
when they are based on historical figures um i actually don't um think so i actually
1:04:15
i i like the the challenge of being able to to write um
1:04:21
dialogue for characters that are um based in history i think there are a little bit of like kind of you know
1:04:28
guard rails that you want to kind of stick to you don't want to like stray too far from their their actual um personality in terms of
1:04:35
what is actually out in history and everything um but i think it's um really interesting to kind of show
1:04:41
um how they got to where they became like an important character in history
1:04:46
um so maybe like earlier in their life they were one way but then as they got older they um witness certain things or
1:04:54
they experience certain things that helped informed who they became um and how how we know them as um as historical
1:05:01
figures um so it's a it's a fun challenge but it's um but it's i i
1:05:06
really enjoy it though yeah and i think that the um i think it i think it becomes more difficult with
1:05:13
more beloved characters from history that there's already a lot of research and a lot of avid historians that are
1:05:20
have published stuff or you know lots of commentary on um it becomes a little bit
1:05:25

more difficult because the one thing you know i've worked this is the second historical type of project that i'm
1:05:31
working on and i i kind of feel a responsibility to like yeah not go too far with the
1:05:39
creative license one way or the other with the larger characters you know you just feel like you just
1:05:45
want to do you know like you know like i'm doing this other project with harry houdini
1:05:50
and it's just constantly all along i just want to make sure that i don't you know make him out to be something
1:05:56
he's not you know what i mean and by a modern lens you know so it so it is and
1:06:01
so ryan yeah so ryan thank you for tuning in am for the question we ryan said great awesome
1:06:08
yeah ryan's another awesome writer okay okay so when and where do we get to
1:06:13
watch the german king um that is a great question um i think once we uh
1:06:20
you know reach reach our goal um we will be able to produce this so um so
1:06:26
once again if people can go to angel.com king express interest and once we you know um
1:06:34
are able to to do this um once we once we reach our goal then we can actually
1:06:39
go and film this and we are already talking about locations we'll film and you know and obviously characters and
1:06:46
you know all that stuff so once we do that we'll um we'll film it it'll air on uh angel's uh
1:06:54
app on angel studios app and yeah and then it's off to the races you know at
1:07:00
that point right so right yeah yeah so um and so fingers crossed um you know
1:07:06
um if everything goes according to plan early next year we can be we can film
1:07:12
this and then by towards the end of the year we can actually you know air it so that'd be amazing
1:07:19
so that's our goal so fingers crossed yeah that is that is our goal so um
1:07:25

but uh thank you so much everyone for tuning in once again i'm clinton richards i'm a writer and executive
1:07:31
producer um and chris yep and thank you again everybody for expressing interest tuning in all the
1:07:37
questions i'm chris freeman again i'm the producer and one of the directors uh
1:07:43
of of the show with aude of course so um and uh yeah and thank you again and we
1:07:49
will be back in soon to do another live stream so please stay tuned and in the meantime
1:07:55
continue to share our our website and and the project and have more people
1:08:00
express interest so thank you so much for tuning in thanks everybody
1:08:26
[Music] yes
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[Music]
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[Music] much
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[Music]
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[Music]
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like [Music]
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though history may not be kind let truth be a lasting guide
1:09:34
comes when you believe give greatness all you can give
1:09:43
remember the

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Glory of Who We Are [Music]
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Who You Are
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foreign
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[Music]
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foreign [Music]
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foreign
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[Music]
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I don't know
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[Music]
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though history may not be kind our enemies will try to make you forget who
Pitch Video
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you are Dividends are best defined don't hold off these amount of water
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I'm perfect
3:08
yes I serve at the pleasure of the Kaiser know that everything I did I did
3:14
so that our people would be free what's the matter Rudolph The Kaisers like
3:19

family who raised as brothers to go against him wilham it's not your family your skin will always be the color of
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the rich communion so always walk over it your family would
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rule under German protection that's why did you turn against us your father's new ideas of Independence are cancer I
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fear have infected you too strong yes
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[Music]
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what you've just watched as part of our award-winning short film about Rudolph the Weller mango Bell a heroic King
3:56
resistance leader and Martyr in the liberation of Cameroon a German Colony in Africa it's a powerful chapter of
4:02
lost history that deserves to be reclaimed and turned into a multi-season TV series so we can tell the whole story
4:09
to a new generation the most compelling stories are true ones you can help us tell this true story of a real-life
4:15
African Hero by expressing your interest at angel.com German King the German King
4:20
is the story about the brave people who stood up against depression and rebelled
4:25
against German occupation it's very much a Moses story Rudolph dweller manga Bell is an African born in Cameroon and like
4:32
Moses he is raised as a royal in foreign courts in his case Germany when he returns to Cameroon he sees House people
4:39
are being subjugated oppressed and enslaved and he Rebels he sacrifices his
4:45
kingly Comforts and riches the good of his people if you believe what Martin Luther King Jr said Injustice anywhere
4:52
is a threat to Justice everywhere then understanding this story of Injustice and how does overcome is important and
4:59
we see that this issue is still an issue today we've seen films of heroic overcoming of Injustice before but the

5:05
German King offers a previously unseen view of African Valor and reclaims a
5:11
lost history for modern audiences by mortalizing these stories in film we
5:16
preserve and keep them fresh in the minds of this and future Generations seeing Africans as Royals with a culture
5:22
and Heritage celebrated positively instead of stereotypically young boys and girls of color will see people who
5:29
look like they do they'll see themselves represented in robust meaningful dignified ways you'll also love seeing
5:36
traditional costumes language and Landscapes architecture the majesty and splend of Africa during that time and
5:43
you'll also see of course the extravagance of the European Royals and the Palaces and culture in this series you'll see Humanity in its glorious
5:50
goodness as you see the explorers and missionaries who spread the gospel and seek to end subjugation but you'll also
5:55
see those who wanted to do the exact opposite you'll see what happens when greed and gluttony become a priority and
6:01
the horrific consequences when we cease to see each other as human beings we need your help to teach future
6:07
Generations what heroism looks like go to angel.com German King to show your
6:13
support for this project now there's an old African proverb that says the tale of the hunt will always glorify the
6:19
hunter until the lion speaks this project finally gives a voice to the lion and many of our cast and crew are
6:26
native Africans or descendants of Africans McCormick currently voices the role of
6:31
Isaac in the hit Netflix animated series Castlevania other acting credits which are a ton include Blockbusters such as
6:37
oscar-nominated Blood Diamond Battle Los Angeles where we met and Captain America
6:42

Winter Soldier the German King series writer glanton Richards is a writer's Guild award-nominated writer having
6:48
written on the hugely successful series The expansion fans as well as having worked on shows like Fargo and American
6:54
Crime and we have some amazing other film professionals like Emmy award-winning editor Stephanie filo
7:00
multiple Grammy Award winner Mark padson as a composer we are so thrilled to be working with Angel Studios for
7:06
distribution Angel Studio series The Chosen the world's biggest TV series on the life of Jesus Christ has generated
7:13
hundreds of millions of views and over a hundred million dollars I feel like I can identify with Rudolph douala manga
7:19
Bell we are both West African we both grew up under Colonial influence I was born in Sierra Leone and I was raised in
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Kenya and I attended a prestigious private English school and everything I Learned was about how amazing
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colonialism was and learn nothing about the rich history and culture of Africa prior to European arrival so very much
7:37
like Rudolph I was indoctrinated into a foreign culture with very little knowledge of my own think about it if
7:44
asked to name a famous African most Americans would say black panther which is a fictional superhero some may say
7:50
Nelson Mandela but there are so many more real life superheroes from Africa and this series is going to share
7:56
several other stories with you I grew up in Africa and even I never knew African
8:01
kings like Rudolph even existed I would watch movies like Braveheart and Saving Private Ryan and
8:08
Lincoln and I would think I wish we had more films that celebrated our great African Heroes so that inspired me to
8:15

make this short film the German King but it really deserves to be turned into a multi-season TV series to tell the whole
8:22
story we want the Next Generation to get to see these real life Heroes who lived in Africa this is a series we hope will
8:28
Empower communities around the world to celebrate and honor their African Heritage you can join us and express
8:34
your interest in helping us tell this story of Courage sacrifice Faith empathy and Love by visiting angel.com German
8:41
King now
Welcome! With host Adetokumboh M'Cormack
8:48
hello everybody and thank you for joining the German King live stream my name is are tokuma McCormack I am the
8:54
Creator and lead actor of the German King series uh for those of us those of you just joining us the German King is
9:00
an epic series based on the true story of King Rudolph douala manga Bell he was
9:05
a cameroonian prince who was raised in Germany and we came back to Cameroon to become king he led Rebellion against
9:11
oppressive German colonial rule and it's just incredible story and I'm so happy that all of you are joining us and
9:18
helping us make this dream of making this man's uh telling a story about this man's extraordinary extraordinary life
9:24
I've been away for about a month so it's really good to be back and be part of these live streams once again I've
9:30
actually been location Scouting For the series in so I was in Africa spent some time in Kenya and Ethiopia and I I got
9:35
to check out some incredible locations and there's so much I want to share with you some pictures and some information
9:41
and also we'll basically say that till the end of the live stream if you want to support the German King right now
9:47

we're just gauging interest but please go to angel.com German King uh the the link is right at the bottom of your
9:54
screen there so just go to angel.com forward slash German king and you can express interest we've had I think over
10:00
700 people express interest so far and thank you from the bottom of my heart we
10:05
really appreciate all the love all the support and all the people who want to make this show a reality and um and I
10:10
think we've ex we've had people's interest in the amount of over 650 000 so that's incredible I couldn't be
10:17
happier and let's just keep on going guys so once again go to angel.com German King we've got an exciting lineup
10:25
for you today we've got a very very special guest by the name of Stephanie filo she is an award-winning and Emmy
10:33
award-winning editor uh she's also won a Peabody Award as well and she is a social activist and just an overall
10:40
incredible incredible person and um she's going to be joining us so please do not go anywhere in fact one of the
10:46
things I want to ask you guys says take a guess as to how many Emmys Stephanie has won feel free to put that in the
10:52
comment section and whoever guess is right I'll give you a special shout out uh but once again we're being joined by
10:57
by Emmy royalty uh Stephanie filo and I could not be more excited to to have her
11:03
uh join us today so without much uh to further Ado Stephanie are you there we'd
11:09
love to have you there she is there she is hi Stephanie
11:15
how are you thank you for having me I'm great how are you thank you I'm good uh Stephanie Filo!
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so don't forget everybody uh we I want you to guess how many Emmys Stephanie filo has won is it well it might even
11:28

give you any hits but um yes he's one she's won some Emmys and we're just beyond honored to have your talent um on
11:34
board the German King so Stephanie um let's see did has anyone commented this yet we'll get to that later on we'll get
11:41
to that later on Stephanie you are on cloud nine right now uh you've had a stellar past couple of weeks you won an
Working on Dahmer
11:48
Emmy four the black lady sketch show on HBO which is phenomenal uh congratulations and um thank you you
11:55
have the number one series on Netflix right now Dharma all right so how does
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that feel to know that you've uh you're you're just so successful you're you're on top of the world right now how does that feel
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um I mean it's it's an honor really like it's um I think you know a black lady sketch show is
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something that I just adore so much right like it's a show that I think speaks to so many different people in so
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many different ways and is so relatable so it's just an honor to I guess be recognized in that way
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um and Dahmer was such a challenging show to edit but I think we all were really fighting for the victims
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um to have their voices kind of heard and their stories told which they haven't traditionally been in you know
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Dahmer related projects there's so many different Dahmer movies and documentaries in the past and they all
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kind of focus on the sensationalism of the crimes as opposed to
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um you know as opposed to the victims perspectives but also the systemic kind
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of failures that you know led to him being able to commit these crimes for so long so I think it's it's an honor that
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people are gravitating towards towards these couple of different shows
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um that I've worked on all very polar opposite shows uh as well but um you

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know just um I think I'm just I'm just glad that the content is reaching it
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seems like the right people and you know just hope to hope to keep telling
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telling stories in in these different perspectives excellent so now that brings me to my
13:37
next question black lady sketch show a comedy uh with a really strong message
13:43
and then Dharma which is a very dark series I in fact I spoke to you was it yesterday and I was like I'm gonna say
13:48
this in Creole because I I said hey I'm gonna give a crap because I prayed I know people watch out which basically
13:53
means I was I had to take a walk and a breather because I was like oh my gosh and I forget that Stephanie can do it
14:00
all uh but what is it like doing something as you know light and funny as black lady sketch show yes and also does
Editing different tones
14:06
have a very strong message but also something that's darker like Dharma like what is your approach different as an
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editor um I think you know what people don't
14:17
realize as an editor is like how much time you spend with the footage right so I think my Approach for anything is kind
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of the same and that I just tried to well first I watched through all of the
14:28
all of the raw footage that exists but I also try to get in like the headspace of
14:33
where I need to be for it so in the Dahmer instance you know I was thinking through like what tone with these scenes
14:39
play and what perspective am I or what lens am I telling this scene
14:44
through um so it's like I would listen to heavier heavier like temp score or
14:50
things that like feel like they're in the right um I guess the right Cadence I guess if
14:56

that's the right word and I kind of do the same you know even though they're very different shows that's kind of my
15:02
Approach also on a black lady sketch show where I'm like okay this sketch today is like a rom-com right so I'm
15:10
like let me watch like a romantic comedy and try to get in that headspace of like how those types of movies are edited you
15:18
know where you're like okay this is how the music is approached this is how maybe the Zion might be approached this
15:24
is how oh like pauses and reactions would take place in like a a comedic version of of
15:31
this like a parody of a rom-com so it's it's um it's kind of a similar approach
15:36
just very very different content um and you know I think for me I try to bounce between genres as much as I can
15:43
because sometimes you might end up on a show like like um the Jeffrey Dahmer story and that's
15:50
not a very light a light show to work on but I went immediately from that to this past season of a black lady sketch show
15:56
which you know I'm like at least my spirits are back up um you know and you're kind of laughing
16:02
again so so I think that's something that's kind of nice in at least in editing where you can kind
16:08
of bounce between things a little bit
16:18
I have another question how does it feel uh do you basically have moments where
The mental toll
16:23
you know after you edit something that's very dark and very heavy does that stay with you for a long time
16:29
it does yeah there's um there's a lot of scenes that like
16:35
you can't um experience um and a lot of footage that you kind of
16:41
can't unexperience like there's an episode of of the Jeffrey Dahmer story where
16:48

um you know we're looking at Victim Impact statements and there's I don't know if you remember this from
16:54
um the 90s but it was all over the news when the victims gave their impact statements and that's something that's
16:59
haunted me since the 90s you know when I first saw it because they're just they're just so upsetting to watch you
17:06
know and there's kind of this Recreation of the exact same moment in the show
17:12
um that I spent like you know months trying to work on and make sure it was perfect and make sure it kind of did
17:18
this moment Justice my heart broke into million pieces
17:23
Stephanie amazing yeah yeah it's like the most it's the most
17:28
just like um uh scene in real life and so to try to
17:36
recreate that and try to like find those moments in the footage
17:42
um and try to also just convey that emotion through like the language of the show as
17:47
well where you're like okay but this is trying to lead to like a bigger story arc
17:53
um within that episode right like that's also the episode where you see Jesse Jackson where he gets involved in the
17:59
story where you know the bigger sort of community um involvement is happening and bigger
18:05
discussions around this are happening um so yeah it is it makes it difficult to
18:11
sleep at night because there's a lot of weight on this it's just dark um
18:17
it's like you're also trying to um trying to do something Justice or maybe
18:23
trying to to tell a bigger story and you know it's a little bit
18:28
it weighs on you because the I mean a it's dark content but B it's just like
18:34
did I did I do it justice you know um and that's always too I will tell you
18:39
to be determined incredible he did an incredible job and um and job job well

18:46
done uh once again if you want to express interest in the German King please go to angel.com
18:52
German King uh the uh websites right at the bottom of your screen right there angel.com forward slash German King now
Being a lady in a male dominated field
19:00
I wanted to ask you are a lady in what is traditionally a black or sorry um a
19:07
male dominated field so how does that feel being a woman and and also being a black woman in this field like what is
19:13
what is that like your guest Stephanie's awesome someone just said I concur thank you very much good
19:21
um yeah it is um just post-production in general editing and post-production are very
19:27
like white male driven Fields um I think it was about 10 years or so before I met another
19:33
black editor I just thought that I was like the only one that existed
19:39
um so it's a very like very not diverse part of this industry unfortunately I
19:46
think it's slowly getting getting better but it has been kind of a it's been like
19:51
a weird Lonely Road in some instances because sometimes you'll be on a project where you're the only person and um
19:59
and you're like the voice of all black people or you're you're the voice of all
20:04
black women or you know you're kind of that token person or you're just like oh maybe I'm here for
20:10
Optics like I don't know um and so I think that's kind of what what I've seen uh within the
20:18
post-production world but it's also um I do think it's getting better and I think I've seen a lot of
20:24
especially women editors women of color hiring other women as their assistant editors
20:30
um just to try to like try to kind of diversify the field a little bit and see
20:35
maybe more representation for all of us um yeah as the newer as the newer folks
20:41
come up yeah yeah so can you tell me I mean why representation is so very important

20:47
across the board in post-production in front of the camera behind the camera can you talk more about that
20:54
yeah I think um there's so much Nuance to any story right but there's so much
21:00
Nuance culturally to any story so you know there might be something that I watch
21:07
Like a reaction shot and it um reads totally different to me as like a black
21:12
person than if like a white man was cutting something you know when I think of a black lady sketch show maybe
21:18
there's references that just utterly like might not land exactly the same if
21:24
it was like a like a white male editor which is traditionally the case you know so
21:29
I think you know especially in post-production at least on my end of things it's like we spend so much time
21:35
trying to find the Nuance in performances or if it's like a documentary The nuances in you know
21:42
someone telling their stories sometimes someone might be telling a story and you
21:47
know they stop talking and like the Instinct would be oh I should cut away but like maybe there's a reason there's
21:52
a long pause here maybe there's like more that they're telling with their facial expressions maybe
21:58
um you know maybe there's something else to it and so I think being able to have
22:03
different um different perspectives uh in front of and behind the camera just helps to add
22:10
to that nuance and like make sure that all those perspectives are seen
22:15
um you know I talked to one editor who cut the show Empire right and it was this it
22:21
was a white male editor um he was like oh it was fine I I cut it I thought I was really like proud of it
22:29
um and the black director of his episodes was like why would you why would you cut to this like this is clearly the better reaction shot this is
22:36

you know and he was like my mind was blown a little bit because um there's little nuanced things and
22:42
expressions that he just wasn't picking up on and I think that's why it's so important to have like have teams that
22:49
you know represent different um you know just different types of people and stories across the board you
22:56
know because if he had a teammate say he had an assistant editor who was like black or a person of color maybe they
23:03
would have read those expressions differently you know um and could have said something about it
23:08
but that's you know traditionally just hasn't been the case so it's you know that's why it's exciting that stories
23:14
you know that stories are starting to be told more um such as the German King for example
23:19
where you know it's these are these are you know things that need to be told
23:25
things that have been not people from history maybe that haven't been showcased people on backgrounds and
23:33
Origins that maybe the rest of the world doesn't know about and like they don't know that they don't know about it because they just don't have that kind
23:39
of content so it's um you know I think that's why representation ultimately is important you know
23:46
beautiful thank you for sharing that actually brings me to my next question uh what Drew you to German King because
Stephanie's Impressions on the German King
23:52
I know you are a very very busy editor and um Everybody Stephanie's actually worked on a project right now and took
23:58
time out of a very very busy day to talk to us and so it's something we really appreciate thank you
24:03
um can you talk about what you're working on right now no don't worry don't worry about that
24:08
but thank you very much for joining us but you know you were at this point you're very in demand editor and what is

24:16
it about this the show that that um sort of Drew you in and what do you look for
24:21
and when you start editing or before you start a job
24:27
um I mean to me I always look for something where it's like a story that I think you know I could bring something
24:33
to it or a story that maybe hasn't been told um you know I think a story such as the
24:39
German King is is exciting because there aren't very many um unknown like Heroes who have not been
24:47
their stories have not been told you know I think this is such a um
24:53
it's such a powerful story you know and I'm glad that you that you really kind of took the initiative to tell that you
25:01
know in in the short and now in in the um series as well because it's um
25:06
it's just exciting to hear about these different Heroes that maybe the world hasn't heard about and to um because we
25:13
didn't know about these things right yeah growing up in Africa well you've got mostly here but we didn't know about
25:19
this these stories weren't told in our history classes they weren't in our history books they weren't there are no
25:24
documentaries about these people no and and that's just crazy to me yeah even in like African history like
25:31
books and stuff it's like you don't really you don't yeah you don't really see this and so
25:37
um you know it's just exciting that you're you know telling a story that that needs to be told you know I would I
25:44
would love to see more more cases of African you know history told in any of our any of our
25:52
media because I think you know I think watching black panther for example was the first time I was like oh this is
25:58
like they're like representing in a in a positive way right it's kind of like
26:03

this this on stigma to um to African stories which there
26:10
absolutely should not be and it comes back against of that perspectives and nuanced situation but um
26:17
yeah it's just exciting that and that was obviously a fictional story so it's exciting that you know these real
26:24
stories are are being told and that people such as yourself are taking the
26:30
initiative to really um to really just make sure that these like unsung heroes are getting the the light
26:37
that they deserve and once again if you want to see the
26:43
German King you turn into a TV series a multi-season TV series please go to angel.com German King to express your
26:50
interest and be sure to like subscribe smash that like button as the kids say
26:55
these days and um I've read the word we are so stoked about the show and we really believe the
27:01
world should see this and and it's such an inspiring show as well uh someone said uh yeah the German King series I
27:09
can't see that thank you uh yeah so the German King is just it's such a story that I'm very passionate about and that
27:16
I really feel would be um life-changing in some ways whoa what does that sound hold on I'm
27:22
sorry I'm having a slight technical difference difficulty so apologies bear with me everybody uh so Stephanie my
27:30
other question is what do you have any stories or you know because you've been
Going to the Emmys!
27:35
on several red carpets uh for the the gold I'm sorry the Emmys and you've won
27:41
more than one Emmy um as we can see over there uh do you have any interesting stories about
27:47
celebrities you may have met or and I see with a cane so Stephanie what what tell me about that

27:54
uh so I'm in New York at the moment working on a feature and I um
28:02
was actually yeah tying both of your questions together I was leaving my um
28:08
apartment here to I found out I was nominated for an Emmy and I was like I'm gonna go
28:13
dress shopping right here in in New York I was leaving the apartment and fell
28:19
down the staircase that's that's here outside my apartment and broke my ankle
28:25
um and sprained it as well so I've been yeah on crutches for most of
28:31
the summer um and for the Emmys I said like I I said there's no way that I'm like using
28:38
crutches at the Emmys I'm gonna kill like I'm gonna fall and die so I was like because my dress I was like I'm
28:44
gonna trip and so I I kind of looked far and wide to see if there was like some
28:50
some other solution I could come up with um and so I wore a boot and had this like um I found a cane that had
28:57
rhinestones on it as you could probably see from that yeah um very blinged up
29:04
and then I um that's my dad he came from Sierra Leone
29:10
to come to the Emmys with me and um amazing yeah and then I and then I found
29:16
online some like rhinestone sneakers to wear on my my
29:21
good foot so it was incredible yeah it was it was an adventure to say the least
29:28
I can imagine I can imagine so you have the full look but rhinestones the bedazzled a cane and yeah and he looked
29:36
amazing by the way so and congratulations on the win now Stephanie in addition to I mean you Community Involvement
29:43
do so much in addition to being an editor you are an activist you want a Peabody Award can you talk about the
29:49
other things that you do and how do you find the time to do all of these things your social activism and and everything

29:55
else can you talk more about that sure um yeah I so I'm on the board for an
30:02
organization in Sierra Leone called girls empowerment Sierra Leone and basically it's a program for girls 11 to
30:10
16. um where they learn kind of leadership skills but also like
30:17
um social activism um skills and advocacy for different groups within their community
30:23
so basically we do year-round um workshops with them
30:29
um they do a community project every year so they figure out if um
30:35
you know for example one year there was a school that didn't have enough seating
30:40
so the girls would get to school if all of the seats were full they would get
30:45
sent home like they didn't get to stand or anything they just they sent them home so they spent the year
30:51
teaching the community why this was a problem fundraising so they spent all this time
30:57
out [Music] um fundraising for chairs and more desks for their school and by the end of the
31:03
year they had um they had raised enough money for like a hundred new chairs and desks for their
31:10
school um that was one year you know one year they did a national project which was
31:15
um basically a PSA campaign about FGM female genital mutilation and so they
31:24
um through a combination of like we did some sort of like filmmaking workshops with them
31:29
um some editing stuff I did with them uh so that they could go out and film sort
31:35
of their own PSAs and um stories that they could convey to their communities
31:40
so they got to be on like the radio they made YouTube videos they made like WhatsApp uh Mass you know messages that
31:48
they could send out throughout throughout the year um so they just built out a PSA campaign
31:53
so ultimately it's about trying to teach girls these different

32:00
skills so that they can kind of solve issues within their communities on their own because I think what happens a lot
32:06
unfortunately with with ngos especially is like people come in they maybe help
32:12
help a community for like a really short period of time and then leave and then the community doesn't have the resources
32:18
or um knowledge to to maintain that right so it's more
32:24
about just like sustainable sustainable um resources and ways to build the
32:33
community and you know girls future leadership in you know trying to not
32:38
only like yeah them them kind of advocate for their communities but like teach their peers the same thing you
32:45
know they all you know outside of our organization are just like oh this is cool and they'll have like little sister
32:50
circles uh with each other where they'll like gather with other girls in their schools
32:55
um to talk about some of these issues like totally un unprovoked by us you know it's just like
33:03
their own their own um individual um
33:08
activism and like work on trying to be mentors to each other so it's it's really just about like creating like
33:16
programming and and sustainability for girls within Sierra Leone
33:22
Stephanie that is absolutely incredible actually I have to tell you you inspired me um to do something and listen
33:28
Stephanie's a constant inspiration so as she knows I look up to her uh constantly though she's younger than I am but one
33:36
of the the things we want to do with the German King series and just what you're talking about giving back to the community and I think that really is
33:42
what we represent what Angel Studios represent and our plan I remember when I went down to Kenya to location scout uh
33:49

I met with this young lad and he was the son of a gentleman that my dad worked with and he talked about his name's
33:55
McCormack he's actually named after my father we shared the same last name interesting enough and he was like I would be an actor like you and I
34:01
wouldn't be a filmmaker and I I got to see some of the stuff he was doing and you know who's making films uh you know
34:07
he had just like a really simple camera but he did something on FGM and you know raising awareness about it he was doing
34:14
a um he's doing a series about tribalism and how we as Africans need to love each
34:19
other and how there's more that you know unites us and separates us and how we need to start taking pride and who we
34:24
are which is so much what Rudolph represented that this is very much his legacy US taking our you know the
34:31
initiative to say let's break our own chains and let's you know be the voice in the darkness and basically you know
34:37
ride ourselves and you know go to a new dawn you know um and it's been such a beautiful just
34:43
listening to this man doesn't have much and lives in the slum but you know was able to just do so much with what he had
34:50
and then he showed this but I don't know if we have the video but um he had this box I went to his tiny one bedroom
34:57
apartment in the middle of the slum and it was this like um a box it's like a yellow box and inside it I was like what
35:03
is this box and he goes whatever I have be it a shilling that's the currency in
35:08
Kenya yeah there it is he goes whatever I have I put money in there because what
35:14
I want to do is at the end of the year whatever's in there I want to take a child to school and I want to
35:21
um basically be responsible for their schooling and get them out of the ghetto and help them to become whoever they
35:26

want to be and he's like you have to share a smile and I I was like wow you know I said I had asked myself like I
35:32
did what are you doing you know when you have this person who doesn't have you know much but he was literally giving everything he had to make sure that you
35:39
know other people in this community were better and so it inspired me to then say you know what as as filmmakers because I
35:46
went down that I gave um a talk to the community um in the slums like towards matching
35:51
classes and and and whatnot and talking about the German King first of all when I showed them the trailer they were
35:57
losing their minds because it was the first time they saw themselves just represented in this powerful robust way
36:03
they saw themselves as kings and queens not just as people living in poverty living a disease but people who really
36:10
were you know dignified people and it blew my mind because I was like I'll get chills because I'm seeing them and
36:15
they're like can we be a part of this and then you know and for me I was like trying to offer them money and they're like we don't want money and I said well
36:22
what do you want and they said we want opportunity we want to learn we want to have acting classes we want to have and
36:28
so I spoke to editor Stephanie and she's agreed to come on board and just teach some free classes and teach these people
36:33
to be editors you know my production team and and thank you Angel Studios for reading being behind this because this
36:39
is what we are about you know in teaching people you know that they can be the best that they can be and give
36:45
them the tools so that they can get out of their current situation and make a better life for themselves and
36:50
ultimately their community so it's such a beautiful thing that that's what we're going to be doing to give back and you
36:55

guys can help us do that by just expressing interest going to angel.com German King once again angel.com German
37:03
King and let's make history and let's you know really continue the legacy of Rudolph the well and manga Bell
37:08
and it's just it's so interesting because I remember I was talking about my friends who's atheist he was like you
37:14
were talking about because I'm a Christian man and we're talking about why we do good things right and why
37:20
being good is important and and you know he has the argument with a lot of people but it's because you want to go to the
37:25
afterlife and that shouldn't be you're gonna live in heaven and live forever and that really shouldn't be why we do
37:31
good things as Christians we should do things because we're followers of Christ I'm doing things because it's the right thing to do and it just has really
37:38
helped me just to see you know you know whatever as we say in in Sierra Leone rain doesn't fall on one roof alone it
37:44
basically you know because one day your life might be amazing but the person your neighbor might have a bad day but
37:50
that easily could be you the shoe could be the other foot ah Karma that actually happened to me when I was in in France
37:58
so I so quick as you know I was in France a few months ago for the canned film festival and I lost my passport and
38:05
then while I was looking for my passport I was an Uber and I lost my phone and it was a disaster I had a plane to catch
38:10
and Angel Harmon Brothers you know who works with ancient Studios with was with me was supposed to go to Germany to
38:17
cover princess Marilyn and do some research and I couldn't get on the plane and I couldn't contact them either to be
38:22
like I've lost my passport I'm in trouble you know and so I'm literally and and mind you I I was very I was

38:28
wearing this nice African shirt and looking good by the end I'd be looking for my passport my phone I look very disheveled I look terrible and and all I
38:35
wanted so I get off of the train station and I am asking people you know I'm like
38:41
can I use your phone could I use you I have nothing and the way people looked me because I married you like my shirt
38:46
now is just I'm sweating I sweat I'm nervous and stressed and I look just a mess and people look down on me like I
38:53
was nothing and it was the weirdest feeling because I was like you know and
38:58
so thankfully this man uh Kasam I think his name is and shout out to you you you're amazing and uh you know I'm I'm
39:04
here because of you I really ultimately but he he was like listen whatever you need um I'll give you my phone I give you
39:11
whatever you bought me lunch and he said and he said people look at you because they think you're just some immigrant
39:16
and and I would be like I am at a Toko Mama McCormack you know I'm a fan of Frederick McCormack you know the by name
39:24
is Crown carried of the waters that's having my Gladiator moment for some reason you know but you know I just I
39:30
just was like I am somebody and you know no matter who you are where you're from ultimately and whatever your stance is
39:36
on immigration whatever it's like we're all human beings and must be treated with respect and dignity but I it taught
39:42
me a valuable lesson because I can never look at another person and judge them because they may not have the same background or have the same
39:48
opportunities that I do but that man you know because of him he gave me his phone I ran up a bill because I was calling my
39:55
producers calling Angel Studios calling my dad because I was like Daddy this is what happened my dad daddy because I was
40:01

like Daddy this is what happened you know and he's like just keep your head up and and that really meant a lot and I
40:07
went back this gentleman I remember after a long conversation uh he said he's like he's like he said all we need
40:14
is love and I was like I don't need you to quote the Beatles song right now I just need help and he was like no I mean he was like without love as human beings
40:21
what hope do we have and that really resonated I was like yeah that is the issue we don't love each other we don't
40:27
empathize with each other and really that's We're All in This literally together you know when when um they say
40:33
Injustice anywhere is a threat to Justice everywhere that's what they're talking about you know and uh so thank
40:39
you very much for let me use your phone um and and just helping me out I appreciate you that's if you're watching
40:44
this thank you um but yeah but going back to that as well it's funny how quickly we forget
Trip to Kenya
40:49
these lessons right I was I went to Kenya so
40:54
Kenny was incredible shout out to visit Africa limited for the the most incredible trip
41:00
um they let me go location scouting and you know safaris and whatnot so I was on
41:05
Safari in Masai Mara and we're driving along and this car maybe two or three cars ahead of us get stuck in a ditch
41:12
and I'm thinking gosh you know just hurry up because we need to see the animals and you know just it was very
41:19
interesting how I responded automatically and then frankly they ended up getting the car to ditch and
41:24
whatnot but you know literally five minutes later my car gets stuck in the
41:29
dish and we're surrounded by animals and I'm talking about like five or six a pride of lions circling our car and uh I
41:37

think we have a video about it I I think maybe um but it was very very terrifying
41:43
because I was like uh this year I was like am I gonna die I'm with my five-year-old nephew and he's like are
41:48
we gonna be Lions lunch and I was like we're not gonna be Lions lunch you know
41:55
[Music]
42:16
[Laughter] [Music] isn't he adorable uh but one amazing
42:23
thing was so we're stuck but then a group of other cars came and surrounded us and basically protected us from the
42:30
Lions and then another car attached bungees and you know ropes and dragged us out of the dish and I was like wow
42:36
that's amazing because that's really what this is about working together really just to help each other because
42:41
you never know that this shoe could be on the other foot and it was literally five minutes after I was like we gotta go I am not being stuck in in the Stitch
42:49
so um thank you to everybody who who saved us that day much appreciated um
42:55
but yeah but going back to just the German King series really this is what Rudolph dwell Amanda Bell was about he
43:01
was about you know he lived in his amazing Palace but when he saw that his people were being subjugated and
43:07
oppressed under tyrannical German colonial rule he was like this even though it doesn't directly affect me it
43:12
affects my people and the mark of true leadership is standing up against Injustice and doing something about it even if it costs me my life and that is
43:20
something that I mean I'm so inspired by him every day and I always think you know I'm like what how would Rudolph
43:26
handle these situations and um and it's a it's a marvelous marvelous thing he's an incredible incredible hero
43:32

and an icon and some of that I look up to and once again guys if you want to help make the German King series happen
43:38
to express interest go to angel.com forward slash German King the link is
43:43
right below angel.com German King don't forget to like subscribe share the link and help us make the German King series
43:50
a reality so um once again so Stephanie Let's uh thank you everybody get get
43:57
yeah get involved thank you very much so really so I want to tell you guys a
44:05
little bit about how Stephanie we've had a working relationship for for quite a while Stephanie was the editor on my
44:11
very first short it was a short film slash mini series it became a mini series or a web series rather and um and
44:18
so first of all thank you for your patience because she's a seasoned editor it's my very first thing
44:23
um that I was working on I was like I don't know what I'm doing but you're so patient and you talked me so much about filmmaking and editing and uh and thank
44:30
you I don't think I've ever ever told you that oh thanks thank you it was a yeah that one was just so much fun to
44:37
work on so it was a it was a treat thank you thank you and we did with my
44:42
uh cousin our cousin Zynga Blake who was extraordinary and doing amazing things and um and you know the three of us we
Social Impact
44:50
were part of something pretty special a few years ago going back to social impact and and causes Stephanie talk
44:56
about what we did a few years ago um so back in was this 2014
45:05
I'm like yes yeah I'm like wow I was like what year
45:12
in 20 yeah in 2014 yeah 2014 and 2015
45:17
there was an ebola crisis in West Africa um
45:22
basically we yeah the the two of us our cousins some other

45:28
um Sierra leonean diaspora who live here in in Los Angeles with us we were just
45:34
very frustrated I think I mean I don't want to speak for you two tokes but it's it's um you know I think we were very
45:42
just like helpless uh in a way it's like
45:48
frustrated because there was a lot of misinformation unfortunately about ebola that was being spread
45:53
throughout West Africa so there were things like oh if you bathe in like onion juice like
45:59
you won't you won't you know like just things like that but then on on top of
46:04
that the um the organizations that were kind of spreading information these were like
46:11
flyers in rural areas um where you know there might be a
46:16
higher literacy rate so it's like there's Flyers about how to like stop the spread of Ebola but like that
46:22
doesn't do anything if the people don't understand the Flyers um so we I think out of just
46:30
um frustration and wanting to help in whatever way we could got together and basically built out a PSA
46:36
campaign um within you know the local language there uh Creo
46:43
um and just trying to find a way I guess to get the correct information out there you know I
46:48
know we talked to like actually like doctors and people involved um on the ground and just tried to get as
46:55
much information as we could built into this kind of PSA campaign and that's sort of where we started um and it it
47:02
from there you know I know we were on like there's a channel that was created during this Ebola crisis we were kind of
47:10
run run constantly on that channel um we were on the radio there there were DVDs that were sent that we made that
47:17

went there like hundreds and hundreds of DVDs and you know just trying to get better information
47:23
trying to get that information out there and stay on top of the news and and how
47:28
to you know what new information was coming out um and I think just from there we kind of
47:35
evolved into you know we had our social media channels that we were just trying to spread information on you know
47:41
because that wasn't being reported in the news unfortunately like for whatever reason they don't always
47:46
yeah they don't always talk about West Africa in the news you know so you know we had our social media channels
47:53
um we eventually paired with a um the only fully functioning hospital I think
47:58
that was remaining at the time uh emergency emergency USA and um we
48:05
created yeah we created a um challenge basically the shaky Ebola off challenge
48:12
yes yeah I talk about that for a second because that was amazing that spread
48:17
like well yeah yeah I think um well that one also
48:23
started because like this this was you know this was after the ALS Ice
48:28
Bucket Challenge happened this was you know we saw kind of locally there were different things where it's like post a
48:34
photo with no makeup for Ebola or something do you remember that yeah it was like some weird
48:41
some weird things happening and we're like but that's yeah we're like but that doesn't um help anybody you know like what needs
48:48
to happen is like people need to be donating money to to help
48:53
um so at the time you know dancing is such a huge part I feel like of our culture and like people couldn't be out
48:59
dancing like there was no ability to do that and so we kind of created this challenge that that took off that was

49:05
the shaky Ebola off Challenge and it was you know you either do it do a dance for
49:12
us and nominate other people to dance as well or donate to emergency USA
49:20
um obviously the goal is to get as many people to donate to U.S emergency USA as possible
49:25
um but I think you know luckily we were able to get a number of people to do both things and kind of get it um
49:34
get it off the ground for us you know it was just really exciting to see people gravitating towards it and we had you
49:39
know like um My ultimate hero Kevin Bacon uh like
49:45
Yeah The Foot Loose which was like highlight
49:52
of our campaign and then once he did that it got featured in Forbes and it took it took off and you know Forbes was
49:58
like this little Grassroots um you know organization is trying to raise a million dollars to go back to
50:04
and the little clip of Kevin Bacon doing yeah the shakeable off challenge which was so
50:11
so cool that's amazing it was amazing and yeah because of him
50:19
it took off and were featured on Entertainment Tonight and all of these channels and uh and and that also
50:25
interesting enough bringing it back to what Angel Studios is doing realizing that you can make so such a huge change
50:32
a big difference just by going to individual who see the Need For Change amazing you're my hero Kevin Bacon but
50:40
just seeing that there is a need to change it and it starts with one person it starts with individual it doesn't
50:46
need to you know be this huge thing that will grow into a big thing because when enough people see that there is a need and that something needs to be done then
50:52
they can make a difference and that was what I learned from uh the Sheikh Bulldog challenge and also what I've

50:57
learned from Angel Studios I mean the model is the same it's like going to the individual and saying why are these stories important what do you want to
51:04
see and you've got all these people saying yes we feel like these stories are important and we will contribute in
51:10
whatever way to make this um a reality and so uh once again like Stephanie's my
51:15
new hero someone just said she's mine too we have to go wrestle for that she's my hero
51:21
yeah she's an extraordinary extraordinary human being and um and we're super stoked to have you on board
51:28
Stephanie and where do you find the time that's that's what I don't understand you're doing so many different things
51:33
how how do you find the time um I don't sleep I think that's
51:41
well I'll get text messages before in the morning about some cause I'm like
51:47
okay here we go Gotta gotta put the insomnia to good use I think so it's uh
51:54
yeah yeah just yeah but going crazy that way but going back to you know helping out
52:00
and Stephanie once again you know you are such an inspiration and we really do hope that when we go to Kenya and we do
52:06
give these kids an opportunity one of my dream um my dream goal is really to get one
52:11
person to co-direct with me uh from the slums and who's been educated who we've walked um you know with and trained with
52:18
and someone who Stephanie's work to co-edit an episode and and you know what not so y'all uh you're helping just
52:26
create history and really helping change lives and so shout out to Angel Studios you all are amazing and shout out to
52:31
everybody who has um contributed to this campaign who's expressed interest to our campaign um and once again if you want
52:38
to be product making history go to angel.com German King once again that's angel.com German King it's at the bottom

52:46
of your screen uh thank you uh so does anyone have any questions but actually really quickly so
52:52
another thing I did when I went to Kenya was I went to uh my old school which was
52:59
incredible the first time I've been yeah it was the first time I'd been back in over 20 years and so Kenny has changed
53:05
so so much but it was wonderful to also see first of all you know my this is
53:10
this is how crazy Kenya is so I went to a very prestigious private school but it overlooked the slump and so it just the
53:18
just the juxtaposition where you have you know these aged communities who are just sort of oblivious to you know the
53:24
poverty around them and and for the first time when I went back to school was like you know we spent many years sort of you know keeping these walls up
53:31
and realized a lot of these walls aren't to keep people out is to keep people in and they realized let's break down these walls let's actually be active in our
53:38
community let's go in and help people and I was like this is great and that's you know so um hopefully when German King does take off the school is going
53:45
to be involved in that as well they're now starting to see teacher African history which isn't something that happened before you know and it's just
53:51
it's great to have a new generation that's going to start embracing their culture their Heritage their language and I'm super stoked to that that's
53:58
happening um but also I think what's what's great is as we do that as we as we go more
54:05
into our community we end up having just a great um it's just once again it was what I
54:10
say before it's just allowing us to take pride in who we are and understand that there's more that unites us and
54:16
separates us and we really are all one and it takes a village as we say in our culture so uh but does anyone have any
54:24
questions so far I'm having technical difficulties so uh Stephanie I might ask you to read out some of the questions that we have um because I can't really

54:30
see them but feel good okay so if anyone has any questions feel
Q&A
54:36
free to ask um and if you have any questions about editing because Stephanie is you know here for another few minutes
54:42
um you're gonna have an Emmy winning editor so I'm gonna actually answer that question how many how many Emmys has
54:48
Stephanie filo won you don't ask that question
54:53
oh um three three
54:59
Emmys three Emmys if anyone guess three Emmys you are right this was her third
55:05
enemy so Stephanie can you tell us about each Emmy and is one more special than the other and where do you keep your
55:11
Emmys uh I don't really know where to keep them so if you have if anyone has any
55:18
ideas please let me know um well no it's it's very like um
55:26
uh we were talking about this like before we got on this uh live stream of like you know it's hard I think it's
55:33
hard for both of us to like talk about like oh yeah like you said like oh Creator and star like it's weird to say
55:39
that like it's weird to be like oh yeah here are my here's these Emmys like I don't know where to put them I don't
55:45
know how to talk about them and like someone was like you should have them behind you on all Zoom calls
55:52
um yeah yeah I don't I don't I don't I don't know where they go um I know you asked like is any of them
55:59
more special than the other I don't think so like they're all just really like it's an honor to
56:06
to be recognized in this way um you know I think the first one uh I won
56:13
with our cousin Zinga Blake um and so that was just like such a special experience this was at the

56:19
height of kovid um so we were on the couch when this happened it wasn't like it was in a in
56:26
person at any sort of like event or function it was just like from from home
56:32
but I feel like it was just like more exciting in that way because
56:37
um because yeah it's like we're all there with like exactly who we want to be there with so
56:43
it was just like a special a really special experience and um last year we
56:50
went for a black lady sketch show um which was exciting and then this year we also won for a black lady sketch show
56:56
and it was last year was exciting because actually it's all been exciting because the first one
57:01
Zynga and I were the first Sierra leonean women to win an Emmy and then
57:09
and then last year we were the first all women of color team to win an Emmy and
57:15
this year we were the first all-black team to win an Emmy so it's been very just like uh it's a lot of a lot of
57:22
pressure but very very just um humbling um and exciting you're making history
57:29
Stephanie and it's funny because there's this years ago you know that that um quote that came out of Sierra Leone it's
57:34
like nothing you know there was it was remember that whole thing and you are just putting us on the map and making us
57:42
all so proud and once again I'm so humbled and honored to be able to work with you and that you said yes to coming
57:48
on board to edit the German King series and make history together so thank you Stephanie
57:54
thank you are there any tips you will give to
58:00
people uh who are who want to be editors um I think it's just to practice edit
58:08
um you know I think there's a lot of like the the idea of like oh I'm working on something and it's not very big or like
58:15

it's not something anyone's gonna see or it's just like a tick tock video or it's you know if like it's just whatever
58:22
it's not because I think you can take all of that stuff with you to every project that you do in the
58:28
future as well you know everything I've ever worked on somehow is like part of my toolkit for the next thing and the
58:36
next thing you know you just build on your skill set so it's like the more you practice the more
58:41
you can kind of think on the Fly because it's also a lot of problem solving in our job and trying to like put puzzles
58:48
together so it's just um just extra ways to to solve puzzles the
58:53
more you practice and then once that opportunity once once
58:59
that opportunity arrives and you've practiced and you're prepared like and those intersect it's like the perfect
59:06
um perfect mix excellent thanks for that one person asked what are the most challenging
59:12
scenes for you to edit oh yeah I'm actually I want to know the answer to that
59:18
um there's different types different types of challenging I think um I think technically the most
59:24
challenging to edit is comedy because oh wow it's really sometimes it's really
59:30
hard to make a joke land right you need the exact right timing
59:36
the exact time like reactions to things the exact um right music right maybe the music
59:43
cuts out and starts somewhere else maybe the music has like a you might have like a horror sting and something that's not
59:50
a horror a horror moment you know it's like you have just so many different
59:55
ways that you kind of have to figure out to make something funny um and it's all subjective as well so it's
1:00:04
kind of like you know some somebody might find one thing funny and something somebody else might not find the same
1:00:10

thing funny so it's I think that's maybe the most challenging technically the most challenging emotionally for me
1:00:18
are documentaries so we have a guess um [Laughter]
1:00:28
so I was trying to steal the spotlight from Stephanie yeah go ahead so cute
1:00:36
um sorry I got excited by excited by the dog um
1:00:41
no I was just going to say the most challenging emotionally for me I think have been documentaries sometimes
1:00:46
because you're looking at these you know real people's stories and a lot of times
1:00:51
those are heavy you know a lot of times documentaries might might be like a more serious
1:00:57
um tone you don't always get like a quirky Tiger King style uh so it's um
1:01:04
you know some you know a lot of times you might be looking at someone else's you know trauma or like darkest moments
1:01:11
um so I think those are those are just challenging emotionally because they sit with you and you're there's a lot of
1:01:16
weight on trying to um trying to do the story Justice and be
1:01:23
like I guess just honor the person who's willing to share their story on screen
1:01:29
like that uh there's another question Stephanie can you read that for me
1:01:35
uh what process do you go through to edit a film oh from start to finish
1:01:40
um usually for me so if I know I'm starting a project
1:01:46
um I will I get a little obsessive about it so I'll I'll I'm like okay what's what
1:01:51
genre is this right so I will look at anything that's maybe relevant from within that genre
1:01:58
um or listen to scores maybe that that are within within the tone the tone
1:02:04
that I'm kind of thinking of just to get in that headspace um once things start getting filmed you
1:02:12
get dailies in so that's like each day something's shot you get the dailies the next day and
1:02:18

then you basically start watching all that raw footage so you walk through
1:02:24
all the hours that sorry I was like whoa uh yeah I'm here my dog
1:02:32
is sort of yeah disrupted things before I'm back um uh yeah but so you'll watch through
1:02:41
um basically all the um hours of footage that were shot sometimes I'll go through and pull
1:02:47
um like selects so kind of like um the moments that I think really stand
1:02:52
out um in the footage so I'm like I know I need to incorporate this somehow
1:02:58
um and then I you know will assemble it if it's like a scripted project assemble
1:03:03
it the way it's scripted and then I'll start to kind of pepper in these moments that I'm like I know that this was a
1:03:09
good take I know that this was a good reaction um if it's comedy like I know this was a
1:03:14
funny improv moment let me see how I can like tie this all together um
1:03:19
from that you basically do that cut you turn it in right you
1:03:26
polish it as much as you can you put music and sound so that's also a big thing that I'm obsessive about you know
1:03:31
sometimes music especially in comedy is its own character so it's like you
1:03:36
really have to kind of try to nail nail those moments and that kind of sound design to make that comedy work
1:03:44
um but basically once you've done like your first pass of something that's called an editor's cut
1:03:49
um you turn that in and then you work with the director um on their notes and just making it you
1:03:56
know in line with whatever they think it should also be um and that's called your director's cut
1:04:02
so once you do that you turn it into producers or to a studio
1:04:07
um you know in this case it would be Angel Studios um and so the producers will look at it and
1:04:13
um give you give you notes and feedback and you address all of those things and once
1:04:19

you've kind of um addressed everything and everyone has no more notes um it's locked so you would just say the
1:04:26
cut is locked and from there that's when it gets passed to color correction to
1:04:33
the sound mix to and then to what what errors or what um what streams so
1:04:40
um yeah it's a it's a fun process it's fun to kind of collaborate with people
1:04:46
um to collaborate with people in that capacity excellent someone else asked what got
1:04:53
you interested in editing um I so when I was younger
1:05:00
in like middle or high school um I watched the movie Seven uh which I should not have probably been
1:05:06
watching because as nightmares
1:05:12
what's in the box yeah as as you know it's it's
1:05:18
um not the most light-hearted thing but the opening title sequence from that
1:05:23
movie yeah I fell in love with the opening title sequence from that movie and I was just like it's interesting
1:05:29
that they are telling a story without words um it's really just like images and
1:05:35
music but somehow you know like what the whole movie's about in that opening title sequence and so I kind of just
1:05:42
started playing around with like my whole movie camera and like my VHS tapes and like I'm like oh how do I
1:05:49
you know how do I do this and I kind of just didn't realize that that was like a career path that I could take
1:05:55
um I didn't know that it was editing that I was doing it was just kind of playing around with stuff and so when I
1:06:00
came to LA and I knew I wanted to be involved in um film and TV in some capacity uh I was
1:06:08
just kind of knocking on every door and I got a job as an assistant editor on a project
1:06:14
um and so in doing that job I was like wait this is kind of like similar to

1:06:20
what I did when I was younger and it was something that I was I was like you know I think I'm gonna explore this and I
1:06:26
just kind of worked my way up from from there excellent excellent
1:06:33
uh one more question that's below my screen for some reason Stephanie can you read that
1:06:39
it says I think this is for you it says what is your current timeline for cat for casting filming and production and
1:06:47
release well that's a very very good question and well so if and when we open up a
1:06:54
crowdfunding round uh we will production and so we ideally as soon as possible
1:06:59
but that can only happen if you go to angel.com German King so please go to
1:07:05
angel.com German King and be sure to like subscribe share this link uh tell
1:07:10
your friends tell everybody if you do want to see this series happen and before we go actually I want to share
Closing Remarks
1:07:15
some so part of the reason why I went to Kenya was because I was location scouting and I got to see some
1:07:20
incredible incredible locations and everybody and I mean this if you do one
1:07:27
thing in your life go to Kenya go to Africa because it will for me I remember just sitting under the stars and looking
1:07:33
at the Milky Way you can literally see the Milky Way and thinking wow there is a God there is something that created me
1:07:39
that makes me you know that there's so much there's so much I it's special you
1:07:45
know it's a special once a lifetime experience and my goodness I trust me
1:07:50
you're never going to regret it but one of the things we're going to do for those of you who are supporting the uh
1:07:56
the German King and I might be jumping the gun a little bit here so freaking me angel Studios what I'm gonna say um if you support the
1:08:03

there might be a chance for you to have an all-x P Ferrari to come to Kenya and
1:08:09
experience exactly what I experienced uh so if you go on my Instagram at Ade talk about you get to see my journey and all
1:08:15
the amazing things I got to do and it is surreal but the trip was was and I would
1:08:20
I've lived in Africa and going back and really doing this incredible tour the Safari and you know the game drives it
1:08:27
was unlike anything I've ever experienced and I remember I did um you know I've worked with a few people who've come to Africa and who've done
1:08:34
things like this and they're like you must go to Africa because that's when you believe in life you believe in a god
1:08:40
you believe in something bigger than you and whatever your belief is and right Stephanie no so yeah yeah it's just it's
1:08:48
unreal so shout out to visit Africa's business Africa limited who's actually going to be a responsible there
1:08:55
is there I am as a kid that's my first movie that I did um the great albertus came but uh do we
1:09:01
have any shots from the tours that I did of some of the locations
1:09:07
oh that's a that's a lion that that made us trapped in fact that lion uh that was
1:09:14
surrounding our vehicle one of the several lines of surrounding our vehicle uh but yeah we're gonna have some
1:09:19
amazing locations and I cannot wait for you guys to see just the majesty and the Splendor of Africa as well as you know
1:09:26
the architecture and um and this can only happen once again if you go to angel.com German King so once again
1:09:32
thank you guys for joining us uh Stephanie thank you so much for being a part of our live stream we really really
1:09:38
appreciate it and I kind of want to start working with you in a few months likewise thank you so much for having me
1:09:45
yeah thank you all right bye everybody and once again go to Angela

1:09:52
take care and thanks everyone who's also contributed we really appreciate it

0:00
though history may not be kind let truth be a lasting guide
0:10
change comes when you believe if greatness all you can give
0:20
remember the courage
0:26
because she runs through your faith Out of the Shadows
0:35
come the strength of our spirits
0:40
[Music] this is the story this is the story
0:46
the story of Who We Are
0:51
this is the story [Music]
1:00
[Music]
1:10
[Music]
1:22
foreign
1:54
[Music]
2:03
your family would rule under German protection that's why did you turn against us your father's new ideas of
2:09
Independence are cancer I fear have infected you too [Music]
2:15
einen Creek shown in Greek they're inside the palace [Music]
2:27
hello everybody and welcome to the German King live stream my name is I am the creator of the German King
2:34
series uh thank you so much to everybody who has just been supporting our campaign so far and has expressed
2:40
interests this has been an incredible week we've had so many people just express interest in this show and just
2:47
people who want to see this series happen and uh and if you would expect interest you can go to angel.com forward
2:52

slash German King I think the link is right below angel.com German King and uh
2:58
and feel free to go over there and just you know like subscribe share the link with your friends with the friends that
3:04
you don't have anybody just keep sharing and let's get this series made I think
3:09
over almost a thousand people have expressed interest I think over 800 let's see a
3:15
lot of people expressed interest in the show so far yeah 962 people have expressed interest in the show thank you
3:21
all so so much and in the amount of 830 000 yo I I'm so thankful and honestly
3:28
thank you from the bottom of my heart it means it means the world that so many people are just so interested in
3:34
Rudolph's story and so many people just want to want to have a story told uh we have a very very special guest joining
3:41
us uh today for this live stream Kobe Blakes uh who is from 90 Day Fiance so
3:46
you do not want to go anywhere he's an incredible person has some really personal connections to Rudolph and I
3:52
can't wait for him to share that with you once again if you want to express interest in the show just go to angel.com forward slash German King and
4:00
if you have any questions either for me or for Kobe Blaise or just questions about the German King series just go to
4:07
angel.com German King and put your comments in the comment section and and don't forget to like subscribe and share
4:13
and uh let's get the show on the road so Kobe uh are you there
4:21
let's bring okay um but yes Kobe's gonna join us in a
4:26
little bit but um yeah just once again if you want to just express interest in the show go to angel.com German King and
4:33
Kobe's here there he is there's Kobe my man how are you Kobe
4:48
thank you sorry yeah

4:54
yeah oh can you hear me now how are you yeah
5:01
thank you so much for joining us on this live stream Kobe
5:06
oh you're welcome man it's my pleasure for real so now Chloe really quickly a Euro show
5:14
called 90 Day Fiance and uh and first of all I just I I love I love you on that
5:19
and I I love the fact that you know when you first came to this country it reminded me of what Rudolph Dueler manga
5:26
Bell must have felt when he came to camera when he came to Germany for the very first time just basically Fish Out
5:32
of Water you know this is a whole new experience and I just want to know what was that like for you when you first
5:39
came to the United States I mean that must have been a completely new Universal experience here
5:46
um I mean we own the United States that is to you
5:51
know powerful countries some people realize they must be late but you know your first time in every environment is
5:58
really strange and it's really tough so I mean it was tough coughing getting to
6:04
a dab of my wife's family and all this stuff like that I mean there was a lot of challenges but still I'm just so
6:10
happy that you know we have a car we of others and I can relate as well as you
6:16
know dwara manga Bell his first time in Germany like he did I think he had he
6:22
had his uncle he had an uncle over there who's the one that you know pushed him
6:27
into studying abroad and stuff like that yeah yeah I mean but this still your
6:33
family behind going to a place where you'll no nobody you know I mean it's
6:40
really challenging so I can really imagine what he went through
6:48

amazing was there um I mean thankfully you had this amazing wife and you've got two amazing amazing children and um
6:58
yeah no they're at the door but for those of you don't know Kobe has an amazing gorgeous kids and he's an
7:03
amazing father and I noticed on your Instagram you're always sharing these inspiring and uplifting quotes uh tell
7:10
me more about that where does that come from is that something that you want to you know sort of impart on your children as they get older what's behind those
7:16
inspiring quotes foreign
7:25
up I've always had like the ability to talk to people irrespective of the age
7:31
grade you know sometimes as a kid you can't really talk that much to an older person me I always give advices no
7:39
matter who you are and not like I really want to do that but situations arise and
7:44
then I discovered that I'm talking as if I'm an airline you know I'm a preacher and stuff like that and then
7:51
when we got Joe I just got that you know I my followers increase a huge number of
7:58
people following me and then I'm like how can I really do something that can in somebody's life you know I started it
8:06
and then I was like I need to do something that I can relate to know who I'm going to relate to at what point in
8:12
time you know but I just believe that I'm I can't think that can really change somebody's life you know I mean
8:19
and I started that the best video I made that was a comment that I made on that
8:24
was like I know I'm not really good at this right now but I believe that someday I'm gonna
8:30
get better and since then I've just been inspired
8:37
so much to say motivational stuff and it's not like I don't honestly I don't read I just get up and sometimes I get
8:46

up like four a.m in the night and some something just popping my mind and I always try to write it down
8:53
down like okay ideas tomorrow because I when I don't write Arizona
8:59
hi hello
9:07
yeah sometimes my wife would be like what are you doing like you know 4am and
9:12
then I'm on my phone see the the light she's like you're not sleeping I'm like you can't understand and when I write
9:18
that down and then I just keep my phone and then during the day I go through what I roll I'm like wow this is really
9:26
good you know I mean and then just just say it like that I I love it I appreciate it sometimes
9:34
you know I tune into some of the stuff you say and it helps me in my daily life so guys uh go follow Kobe what's your
9:40
handle foreign
9:47
what's your Instagram handle oh
9:53
um Kobe Blaze Kobe so guys follow Kobe Blaise he's
9:58
very inspiring very does great motivational speaking and uh yeah you won't be disappointed once again we've
10:05
got Kobe Blaise from 90 Day Fiance and he's got some very interesting connections to our software Mega Bell
10:12
now Kobe do you want to talk about a couple of your connections really quickly
10:19
sure I mean growing up and during secondary school like you know back home
10:24
we have primary school and secondary school so we learned a little bit of History even though I went through a
10:29
technical college you know history geography with just like minor courses but we learned a little bit of our own
10:36
history like their Heroes um Cameroon no Cameroon because he was a hero of
10:42

Cameroon not um Cameroon that was a gem back then so one of the things that
10:51
really inspired me that much to talk about him is the fact that
10:56
he was on his people's successes people's happiness and stuff like that so
11:02
like let me just give a brief history about dual manga Bell so he was born in 19 um 18 uh
11:10
throughout um in the month and he started abroad his uncle pushed
11:18
him to start it abroad so he really had the European educational system and
11:23
Cameroon educational system at that point in time he was really an up high
11:29
standard educationally so when he came back after he started in Germany
11:34
passed away and as the Elder son he succeeded as his father which is I mean he took over his father
11:41
with all the knowledge he acquired from Germany and by then Cameroon was a
11:47
German Colony you know so it was very easy for him to communicate with Administration Germany uh administrators
11:55
that were in Cameroon at the point in time and things were going all smoothly until
12:01
they decided to push the people around this the coaster area to move inward so
12:09
this made him so mad because his people this had to affect almost
12:15
um one third of the population around that area wow so this is where the
12:21
borderline was drawn between Rudolph manga Bell
12:31
he tried to oh are you getting me
12:40
yeah so he tried to fight in for petition with some other European countries like yo you guys need to look
12:46
into this my people are you know going through hell right now and you know
12:52
Germany back in the days you can't mess around with Germany that didn't really work to give the ignore the petition so
13:00

talk about or with other Chiefs Cameroon at that point in time things
13:06
were going on he was betrayed by one of his own you know the king from the
13:13
amount people that's um Ibrahim Joya Ibrahim Joya betrayed him because he
13:18
enjoyed that okay we need to resist these people if not so our people are going to suffer so Ibrahim took this
13:25
information and told the German Administration that this is what this guy is about to
13:30
do and if you guys don't act fast it's going to be a big shame in the German phase entire Germany so he was arrested
13:38
tried and I mean he was sentenced to death by hanging
13:45
didn't even take that long yeah but he had such an enormous impact
13:51
in the short years that he was the ruler of Cameroon and interestingly you said the the thing about salsa and Abraham
13:57
and Joya that's actually allegedly allegedly he was the one who went to the German authorities there's more to the
14:03
story and actually we're going to be exploring that uh should we go to Siri so if you do want to get involved and
14:08
make this series happen go to angel.com German King and especially there's
14:14
another thing I didn't I wasn't really aware of so thank you for sharing that but once again if you want to be a part
14:19
of it I mean it's such a hell of a incredible history angel.com go ahead
14:31
we don't really promote Our Heroes this is somebody that should have been talked to somebody for resisting the Germans at
14:39
that time of history is somebody that should have been talked like everybody should know
14:44
about him what he did his actions but I mean I will be so glad that you know I can
14:51
tell my kids about what country at that time yeah oh and Chloe that's exciting
14:58

because your children don't know about this guy right I mean it's just because you know tomorrow we have everyone's
15:03
talking about Black Panther and wakanda forever that's coming on truck I'm going to be the first person in line to get my
15:08
ticket to watch it I love the first film I love the second one I I I'm excited to see the second one but I remember before
15:15
the first one came out they kept talking about how it's important to show these you know mythical stories and superhero
15:21
stories like black panther because they didn't have Africa didn't have this historical figures like you know that
15:27
Rudolph and I remember reading all these stories and I was like that's the fallacy that is not true we do have
15:34
these Heroes they've just never been talked about or you know history has done its best to just you know make sure
15:39
their stories never see the light of day and I think it's really important for the German King because that's going to
15:44
talk about real life superheroes in my in my book Rudolph right it takes every ounce of months
15:51
being to just stand up for what is right you know even does it mean losing your
15:57
life and he played the ultimate sacrifice for standing up was right and for also defending his people which I think is incredible
16:04
yeah you know sometimes it's very sad that somebody writes your history for you
16:11
[Laughter] you know and it's best when you write your own
16:18
history like what you guys are doing right now The Duality the German King I bet you guys are going to love no stone
16:24
untouched who wants to see the full history of
16:31
History you guys you know make sure you grab a copy of the German King because
16:37
it's going to be uh real no you know she got caught nothing nothing like that
16:44

well Kobe what I want to do is actually I want to have you I don't think we've seen this yet but I want to have you
16:50
watch the testing Waters video we put together and just basically get your reactions from this and so could we show
16:57
to text me what this video there's a five it's about five minute video and I would just love to see what you think it will talk about after we watch it
17:05
our enemies will try to make you forget who you are Dividends are best defined
17:18
I'm perfect [Music]
17:23
yes I serve at the pleasure know that everything I did I did so that our
17:30
people would be free what's the matter Rudolph The Kaisers like family but
17:35
raise those Brothers to go against him Wilhelm is not your family your skin will always be the color of the rich communion soy the always walk
17:43
off it your family would rule under German protection that's why did you turn against us your father's new ideas
17:49
of Independence are cancer I fear have infected you too
17:55
[Music] einen Clinic they're inside the palace
18:02
must be so much what you've just watched is part of our
18:08
award-winning short film about Rudolph the Weller magabel a heroic King resistance leader and Martyr in the
18:14
liberation of Cameroon a German Colony in Africa it's a powerful chapter of lost history that deserves to be
18:20
reclaimed and turned into a multi-season TV series so we can tell the whole story to a new generation the most compelling
18:27
stories are true ones you can help us tell this true story of a real life African Hero by expressing your interest
18:32
at angel.com German King the German King is the story about the brave people who
18:39

stood up against oppression and rebelled against the German occupation it's very much a Moses story Rudolph manga Bell is
18:46
an African board in Cameroon and like Moses he is raised as a royal in foreign courts in his case Germany when he
18:53
returns to Cameroon he sees how his people are being subjugated pressed and enslaved and he Rebels he sacrifices his
19:00
kingly Comforts and riches the good of his people if you believe what Martin Luther King Jr said Injustice anywhere
19:07
is a threat to Justice everywhere then understanding this story of Injustice and how it is overcome is important and
19:14
we see that this issue is still an issue today we've seen films of heroic overcoming of Injustice before but the
19:21
German King offers a previously unseen view of African Valor and reclaims a
19:26
lost history for modern audiences by immortalizing these stories in film we
19:32
preserve and keep them fresh in the minds of this and future Generations seeing Africans as Royals with a culture
19:38
and Heritage celebrated positively instead of stereotypically young boys and girls of color will see people who
19:45
look like they do they'll see themselves represented in robust meaningful dignified ways you'll also love seeing
19:52
traditional costumes language and Landscapes architecture the majesty and splend of Africa during that time and
19:58
you'll also see of course the extravagance of the European Royals and the Palaces and culture in this series you'll see Humanity in its glorious
20:05
goodness as you see the explorers and missionaries who spread the gospel and seek to end subjugation but you'll also
20:11
see those who wanted to do the exact opposite you'll see what happens when greed and gluttony become a priority and
20:17

the horrific consequences when we cease to see each other as human beings we need your help to teach future
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Generations what heroism looks like go to angel.com German King to show your
20:28
support for this project now there's an old African proverb that says the tale of the hunt will always glorify the
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hunter until the lion speaks this project finally gives a voice to the lion and many of our cast and crew are
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native Africans or descendants of Africans added to kumbo McCormick currently voices the role of Isaac in
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the hit Netflix animated series Castlevania other acting credits which are a ton include Blockbusters such as
20:52
oscar-nominated Blood Diamond Battle Los Angeles where we met and Captain America
20:58
Winter Soldier the German King series writer glanton Richards is a writer's Guild award-nominated writer having
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written on the hugely successful series The expanse as well as having worked on shows like Fargo and American Crime and
21:11
we have some amazing other film professionals like Emmy award-winning editor Stephanie filo multiple Grammy
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Award winner Mark Batson as a composer we are so thrilled to be working with Angel Studios for distribution Angel
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Studio series The Chosen the world's biggest TV series on the life of Jesus Christ has generated hundreds of
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millions of views and over a hundred million dollars I feel like I can identify with Rudolf dualamangabel we
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are both West African we both grew up under Colonial influence I was born in Syria own and I was raised in Kenya I
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attended a prestigious private English school and everything I Learned was about how amazing colonialism was and
21:48

learn nothing about the rich history and culture of Africa prior to European arrival so very much like Rudolph I was
21:54
indoctrinated into a foreign culture with very little knowledge of my own think about it if asked to name a famous
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African most Americans would say black panther which is a fictional superhero and some may say Nelson Mandela but
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there are so many more real-life superheroes from Africa and this series is going to share several other stories
22:13
with you I grew up in Africa and even I never knew African kings like Rudolph
22:19
even existed I would watch movies like Braveheart and Saving Private Ryan and Lincoln and I would think I wish we had
22:26
more films that celebrated our great African Heroes so that inspired me to make this short film the German King but
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it really deserves to be turned into a multi-season TV series to tell the whole story we want the Next Generation to get
22:40
to see these real-life Heroes who lived in Africa this is a series we hope will Empower communities around the world to
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celebrate and honor their African Heritage you can join us and express your interest in helping us tell this
22:51
story of Courage sacrifice Faith empathy and Love by visiting angel.com German
22:57
King now
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what did you think
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wow that was a lot man a very short video with so much
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magnitude I mean I mean it revised so much you know like
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see what people went through back in the days you know damn man that was really touching for
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real thank you very much and we're just so honored to have you on board Kobe really
23:38
and truly and we hope to portray your people families of just accuracy and dignity

23:46
yeah man I appreciate you guys for whatever you guys are doing it's a great
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job Reviving you know the African Spirits in some of us I mean I felt
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somehow after watching that for a reason I imagine so many other people out there can feel after watching the series you
24:01
know I mean I mean you guys just dude that was amazing bro for real and you know there's more to come and
24:08
this can only happen if you guys go to stay with me angel.com German King the
24:13
link should appear right below any second now there you go angel.com German King and we can make this series happen
24:20
and one of the things that we said in the video is the tale of the Hunts well uh the two of the Hunts will always
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glorify the hunter until the lion speaks and right now it's time for lion to
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speak it's time for us to tell a different side of History there's never been told before and that entails just
24:38
yes it's gonna be you know uh 10 story Rudolph but also telling the story in a
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way that's not traditional we're going to include a lot of our African mythology we're going to include a lot
24:49
of our just uh things like our jengu water Spirits which in fact I think we
24:54
have some images like of the Jungle water Spirits coming up but we're also gonna be talking about like the gondo
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festival in Gonda festival and Colby do you know anything about Mongolia Festival
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go ahead go ahead well when we talk about the gondo
25:12
festival it's like it's a cultural event where the people of diwala
25:18
display the culture for people to see and it's often along a river the river
25:25
realize like they always display on I mean it's so beautiful I mean I don't
25:31

really know how I can start explaining that but it's just like a cultural event where cultural show you see you from
25:37
this clan can do it's really beautiful amazing amazing I am so excited that's what
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we're going to be portraying in the pilot episode in fact we wrote about it and it's just the culture and the
25:49
Splendor and the Majesty of the festival is absolutely incredible and one of the things they do in the gondo festival is
25:56
they go into the water and they talk to Mommy or jengu which is a water spirit and the board of spirit right they
26:04
attribute the Waterford and ask for the blessings of the Holy Spirit right and the water spirit just tells them what to
26:10
expect a year ahead and it's incredible because I was thinking you know because this this movie is coming out soon
26:16
everyone knows about it at a little moment that's an image of a wood Spirit a jengu and what is and there's another
26:21
one and I remember when everyone's losing their minds over this new Little Mermaid movie and they're like how could
26:26
Arielle be black you know foreign
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we will be featuring so and there's another image of one
26:58
right over there so yeah it's gonna be a celebration.com
27:03
it's a big deal right I was just saying that it's a big deal it's massive when
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the gondo festival is around the corner people make programs just to travel to
27:14
duala to witness that because it's once in a lifetime event you know I mean it's a big deal for real man it's a big
27:22
deal I mean I don't I don't think there's somebody in Cameroon who's never witnessed that is so crowded now sometimes there is no
27:29
space just for people who travel around just to come on weakness whatever is happening over there yeah yeah and

27:37
traditionally so correctly if I'm wrong but traditionally they used to have the 10 gay the Germans confused the strawberry thank you so much thank you I
27:44
appreciate you saying that um this story will preserve oh thank you
27:50
very very much everybody and once again if you want to support the series just go to angel.com German tape but
27:56
traditionally they used to have a Tang day which was basically this ornament a
28:01
representation of the king's crown his throne they it's basically attached to the front of the of the boat right and
28:08
we have that we have an image of it on the screen right now and originally when
28:13
they would go into battle they would actually have that in front of the boat and that would intimidate a lot of other
28:19
people but the thing about the 10 year was it also spoke about African history and it told a story and it would that's
28:26
another image of and I remember thinking when I when I was doing some research originally to
28:32
what we said that uh they said that African history was always oral I didn't realize that it was not just oral but we
28:38
also made artifacts and ornaments right like the time they told the story yeah we had ads it's just that oh sorry
28:47
Google go ahead so we had most of those things it's just that nowadays most of those things have been forgotten and we
28:53
try to use things from the modern days you know we don't use the original things you know I mean like there's a
29:00
competition still going on during the gondo festival but you'll never really see those Tangy like what you just
29:06
display you see something else you know but not yeah and so we'll be
29:12
featuring a Tanga in the German King series and in fact the original Target it was taken from Germany I believe has
29:18

not been returned yet and so that's also going to be something we're going to talk about but yeah the tange that you
29:24
saw is actually at a museum called Five Points Museum in Munich and it was taken from Cameroon I think in the late 1800s
29:30
and has not been resounded yet but it's a it's a representation of the ancestors
29:35
their culture their mythology and that's something we'll be talking about in the German King series and once again if you
29:41
want to support this series and express your interest please go to Angel the last German King
29:49
and it's right at the bottom of your screen the angel.com German K and um yeah so one other thing
29:56
I was going to ask you Kobe because your children don't know about this how important is it to you as a father to
30:02
basically have your children know about these stories know about Rudolph
30:09
I mean it's really important for me to be talking about my history not just but there's just so much but I'm just so
30:15
happy that the Walla manga Bell is being added on the list right now
30:20
yeah there's just so much that I need to educate them not just you know about Africa not just about Cameroon you know
30:27
what we are what we represent you know and I can't wait for me to take them back home in Africa the motherland where
30:33
they will see things and feel things by themselves not just
30:39
watching from you know from you know social media from the news because you don't get the refactor from there but if
30:44
you're in ground zero we call the ground zero if you're in a modern land you can easily rewrite you write your
30:50
own story you can easily tell from your experience from what you feel yeah amen amen that's right no I
30:57

remember there was on an episode of my day fiance and I think it's also in your social media you're wearing a necklace
31:03
and it had these pictures on it what does that necklace mean
31:08
right yes yes yeah I I remember it's a significant
31:14
from people royal family you know those necklace have there's the one that female can wear there's one that milk
31:21
and where you know there's it's a specific one result for the chief like you know gone are the days we don't
31:28
really call them Kings anymore we call them now Chiefs and it's just that now our days
31:34
we don't really respect the significance of those necklace but I'm from a royal family but even though I didn't really
31:41
grow in the royal family I'm from a royal family my dad is from royal family that's amazing I am a child I'm a child
31:48
out of wedlock and my dad didn't really grow into that he was kind of scared of Witchcraft and stuff like that so you
31:55
run away from the you know royalty and stuff like that and he didn't really want his kids to have anything to do
32:02
with that and he was like maybe they were gonna eat his kids with witchcraft and stuff like that
32:09
but still but I was named
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after a chief after like a king like a reality so I was named after the
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successor yeah wow I actually didn't know that
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yeah I can't hear you okay I can hear now yeah
32:41
go ahead hello yeah I said I can't wait to take my kids back home the moment we go back home we
32:48
are going to the achieve them to the Palace to see the chief and get some more blessing tops
32:54
and more blessings from the motherland and stuff like that my kids should know where to come from right

33:01
man yeah gosh that means Cameroon food so
33:07
much and you know what Cameroon is not one country that no Arena can find what you eat
33:15
yeah hello awesome well Colby thank you
33:24
okay Kobe thank you so much for joining us it means so so much and um and we're
33:30
excited that you were able to share your story and I found out that your royalty as well which is amazing so should I be
33:36
call you Prince I don't know what to refer to you right now I mean I'm Kobe
33:42
I'm Kobe yeah
33:48
oh man thank you so much for having me on your platform I really do appreciate it and I feel like the story the
33:55
messages you guys are putting out there are going to inspire someone who are going to change so many people views about Africa and it's I feel like your
34:02
story is going to push so many people to find out more about African Heroes that have not been you know talked about in
34:08
history yeah for real yeah absolutely so we're going to continue this conversation on
34:15
Instagram so guys do not go anywhere and if you have any questions right now before we actually log off please put
34:21
them in the comment section below and do not forget to like subscribe share this with your friends share this to the
34:26
enemies and uh let's just get this on the road and let's get the German King made once again if you want to express
34:32
interest in the German King go to angel.com German King it's on your
34:37
screen below angel.com forward slash German King and once again thank you all
34:43
so very much do not go anywhere we're going to be continuing this conversation on Instagram where we Blaze and other I
34:51

guess Kobe is incredible he is incredible isn't he he's the best he's the best shout out to be played thank
34:57
you so much for joining us oh thank you so much keep your questions coming you can
35:03
follow us on Instagram at German King so once again this is Kobe Blaise and you can just join us on
35:11
Instagram you continue to ask for questions and comments and whatever else you want to talk about will be on
35:17
Instagram next okay awesome well thank you so much for
35:23
joining us Kobe and guys join us on this on Instagram where we're going to continue this conversation thank you so
35:29
much you're most welcome Take Care thank you guys once again go to angel.com Sherman
35:36
King fix messenger our enemies will try to make you forget who you are Dividends are best defined
35:51
I'm perfect
35:56
yes sir I serve at the pleasure at the Kaiser know that everything I did I did
36:02
so that our people would be free what's the matter Rudolph The Kaisers are
36:07
feminine but raised as brothers to go against him Wilhelm is not your family your skin will always be the color of
36:12
the rich King William's soy in the always walk away your family would rule under German
36:19
protection that's why did you turn against us your father's new ideas of Independence are cancer I fear have
36:24
infected you too [Music] yes isn't shown in Creek they are inside
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the palace must be so much
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[Music]
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foreign [Music]
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[Music]